As filed with the Securities and Exchange Commission on August 13, 2010

1933 Act File No. 333-160874

1940 Act File No. 811-21258

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	PRE-EFFECTIVE AMENDMENT NO.

☒	POST-EFFECTIVE AMENDMENT NO. 1

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒	AMENDMENT NO. 12

PNC Long-Short Fund LLC

(Exact name of Registrant as specified in Charter)

PNC Capital Advisors, LLC

Two Hopkins Plaza

Baltimore, Maryland 21201

(Address of principal executive offices)

Registrant’s Telephone Number, including Area Code: (800) 239-0418

Jennifer E. Vollmer, Esq.

PNC Legal Department

1600 Market Street, 28th Floor

Philadelphia, PA 19103

(215) 585-5082

(Name and address of agent for service)

Copies to:

John M. Loder, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110-2624

(617) 951-7405

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box ☒

It is proposed that this filing will become effective when declared effective pursuant to Section 8(c).

No new interests in the Registrant are being registered by this filing. Registration fee was paid in connection with Registrant’s initial filing on June 30, 2009.

PNC Long-Short Master Fund LLC, as the master fund in which the Registrant invests substantially all of its assets, has also executed this Registration Statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Prospectus dated August 13, 2010

PNC LONG-SHORT FUND LLC

Limited Liability Company Interests

The PNC Long-Short Fund LLC (the “Fund”) is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. The Fund will invest substantially all of its investable assets in PNC Long-Short Master Fund LLC, a Delaware limited liability company with the same investment objective as the Fund (the “Master Fund”). The Fund’s investment objective is to seek equity-like capital appreciation while attempting to limit risk through the use of a multi-strategy, multi-manager, diversified investment philosophy. The Fund will pursue this objective by investing substantially all of its assets, through its investment in the Master Fund, in a diversified portfolio of investment vehicles, typically referred to as hedge funds (“Investment Funds”), managed pursuant to strategies that have either a low correlation with the equity and fixed income markets, or that, when balanced with other strategies, lower the correlation of the Fund’s total performance to the equity and fixed income markets. The Investment Funds in which the Master Fund will invest are subject to special risks. See “Types of Investments and Related Risks.”

This prospectus applies to the offering of limited liability company interests of the Fund (the “Interests”). The Interests are offered in a continuous offering at net asset value, plus any applicable sales load, as described in this prospectus. Interests will be sold only to investors qualifying as “Eligible Investors” as described in this prospectus. Each investor is required to make a minimum initial investment of $75,000. No person who is admitted as a member of the Fund will have the right to require the Fund to redeem any Interest.

The Interests have no history of public trading, will not be traded on any securities exchange or any other market and are subject to substantial restrictions on transferability and resale.

If you purchase an Interest in the Fund, you will become bound by the terms and conditions of the Limited Liability Company Agreement of the Fund (the “LLC Agreement”). A copy of the LLC Agreement is attached as Appendix A to this prospectus.

This prospectus sets forth information that you should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. This prospectus includes information required to be included in a prospectus and statement of additional information. Additional information about the Fund, including annual and semi-annual reports and other shareholder information, is available without charge by writing to the Fund c/o PNC Alternative Investment Funds, P.O. Box 9866, Providence, RI 02940-8066, by calling (800) 239-0418 or on the U.S. Securities and Exchange Commission’s (“SEC”) website (www.sec.gov). These reports also are available on the Fund’s website at www.pncalternativefunds.com.

The SEC has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Sales Load(2)	Proceeds to the Fund(3)
Per $75,000 minimum initial investment	$75,000	$2,250	$72,750
Total	$100,000,000	$3,000,000	$97,000,000

(1)	The Fund previously registered $100,000,000 of Interests, and no additional Interests are being registered in connection with this Prospectus. Consequently, the listed information relates to those Interests already registered. The minimum initial investment in Interests by an investor is $75,000. Subsequent investments must be at least $10,000.
(2)	Assumes a sales load of 3%. Investments generally are subject to a sales load of up to 3%, subject to waiver and adjustment for certain types of investors. See “Subscriptions for Interests.”
(3)	Total proceeds to the Fund assume that all Interests will be sold in a continuous offering and the maximum sales load incurred. The proceeds may differ from those shown if other than the maximum load is paid on average and/or additional Interests are registered.

PNC Fund Distributor, LLC is the distributor of the Interests (the “Distributor”) on a best-efforts basis, subject to various conditions. A prospective investor must submit to the Fund a completed investor application together with payment in the full amount of the subscription no later than at the close of business (5:00 p.m. Eastern time) on the third business day prior to the applicable subscription date. Any amounts received in advance of the subscription date will be placed in a non-interest bearing escrow account with the Escrow Agent prior to their investment in the Fund. Investors may purchase Interests through the Distributor or through broker-dealers and intermediaries that have entered into selling agreements with the Distributor.

Not FDIC Insured	May Lose Value	No Bank Guarantee

TO ALL INVESTORS

The Interests are not deposits or obligations of, or guaranteed or endorsed by, PNC Bank, any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency.

The Interests are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the LLC Agreement and in compliance with federal and state securities laws.

This prospectus will not constitute an offer to sell or the solicitation of an offer to buy, and no sale of Interests will be made in any jurisdiction in which the offer, solicitation or sale is not authorized or to any person to whom it is unlawful to make the offer, solicitation or sale. No person has been authorized to make any representations concerning the Fund that are inconsistent with those contained in this prospectus. Prospective investors should not rely on any information not contained in this prospectus. Prospective investors should not construe the contents of this prospectus as legal, tax or financial advice. Each prospective investor should consult his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund for the investor.

FOR A DISCUSSION OF CERTAIN RISK FACTORS AND SPECIAL CONSIDERATIONS WITH RESPECT TO OWNING THE INTERESTS, SEE “TYPES OF INVESTMENTS AND RELATED RISKS” AND “OTHER RISKS” BEGINNING ON PAGE 21 OF THIS PROSPECTUS.

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STRUCTURAL DIAGRAM

This diagram and the accompanying text are intended as a simplified illustration of the master-feeder structure of which the Fund forms a part. Please refer to the body of this prospectus for a more complete discussion of the Fund and its investment program, as well as details regarding the fees, expenses and risks to which an investment in the Interests is subject.

As further described in this prospectus, the Fund is a feeder fund in a master-feeder structure. The Fund will invest substantially all of its investable assets into the Master Fund with the same investment objective as the Fund. The Master Fund will invest principally in Investment Funds managed by third-party investment managers (“Investment Managers”) pursuant to strategies that have either a low correlation with the equity and fixed income markets, or that, when balanced with other strategies, lower the correlation of the Fund’s total performance to the equity and fixed income markets. The Master Fund will have investors other than the Fund. PNC Long-Short TEDI Fund LLC (the “Tax-Exempt Fund”), which is available to tax-exempt and tax-deferred investors, will also invest in the Master Fund through an intermediate offshore entity, PNC Long-Short Cayman Fund LDC.

GLOSSARY

The following is a glossary of terms used throughout this prospectus and their definitions. This glossary is set forth solely for the purpose of ease of reference. The terms summarized or referenced in this glossary are qualified in their entirety by the prospectus itself.

1940 Act	Investment Company Act of 1940, as amended.

Administration Agreements	Two separate administration agreements entered into (i) between the Fund and the Administrator, pursuant to which the Administrator provides administrative services to the Fund, and (ii) between the Master Fund and the Administrator, pursuant to which the Administrator provides administrative services to the Master Fund. Each of the Administration Agreements is referred to as an “Administration Agreement.”

Administrative Fee	Aggregate fee payable to the Administrator pursuant to the Administration Agreements for: (i) services rendered by the Administrator to the Fund, at an annual rate of 0.25% of the Fund’s net assets, plus an additional $15,000 annually, and (ii) services rendered by the Administrator to the Master Fund, at an annual rate of 0.20% of the Master Fund’s net assets.

Administrator	PNC Capital Advisors, LLC.

Adviser	Robeco Investment Management, Inc.

Adviser Affiliates	Investment advisers that are affiliated with the Adviser.

Advisers Act	Investment Advisers Act of 1940, as amended.

Advisory Agreement	Agreement entered into among the Manager, the Adviser and the Master Fund, pursuant to which the Adviser has responsibility, subject to the supervision of the Manager and the Master Fund’s Board, for formulating a continuing investment program for the Master Fund.

Alternative Transaction	Possible ways in which the master-feeder structure of which the Fund forms a part could be modified in order to address any patent infringement issues potentially caused by the Patent Application.

Asset Coverage Requirement	A 1940 Act requirement that the value of a registered investment company’s total indebtedness may not exceed one-third of the value of its total assets, including the indebtedness, measured at the time the investment company incurs the indebtedness.

BHC Act	The Bank Holding Company Act of 1956, as amended.

Board	The Board of Directors of the Fund.

Code	Internal Revenue Code of 1986, as amended.

Code of Ethics	Code of ethics adopted by each of the Fund, the Master Fund, the Manager, the Adviser and the Distributor.

Co-Investors	The Master Fund, or an Investment Fund in which the Master Fund participates and/or Other Client Accounts. Each of the Co-Investors is referred to as a “Co-Investor.”

Custodian	PFPC Trust Company.

Derivatives	Financial instruments that derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. Derivatives include transactions in Derivatives.

Distributor	PNC Fund Distributor, LLC.

DOL	U.S. Department of Labor.

ERISA	Employee Retirement Income Security Act of 1974, as amended.

ERISA Plan	Employee benefit plan subject to ERISA.

Escrow Agent	BNY Mellon Investment Servicing (US) Inc. (formerly, PNC Global Investment Servicing (U.S.) Inc.)

Exchange Act	Securities Exchange Act of 1934, as amended.

Expense Limitation Agreement	Agreement among the Manager, the Fund and the Master Fund, pursuant to which the Manager has agreed to waive and/or reimburse the Fund’s expenses to the extent necessary to ensure that the Fund’s annualized ordinary operating expenses (excluding the Incentive Fee, if any) will not exceed a specified level.

Fund	PNC Long-Short Fund LLC.

Incentive Fee	Fee equal to 10% of each Member’s net profits in excess of such Member’s Loss Carryforward Amount paid by the Fund to the Manager.

Incentive Period	Period with respect to which the Incentive Fee is charged, which may be composed of one or more consecutive fiscal periods and which generally corresponds to a fiscal year.

Independent Directors	Directors who are not “interested persons” as defined under Section 2(a)(19) of the 1940 Act.

Initial Payment	In respect of the Promissory Note, the first of two payments to be made by the Fund to a Member whose Interest has been accepted for repurchase.

Interests	Limited liability company interests of the Fund offered pursuant to this prospectus.

Investment Funds	Investment vehicles, typically referred to as hedge funds, in which the Master Fund invests.

Investment Managers	Third-party investment managers of the Investment Funds.

IRS	Internal Revenue Service.

LLC Agreement	Limited Liability Company Agreement of the Fund, as amended.

Loss Carryforward Amount	Amount which for each Member commences at zero and, for each Incentive Period, is increased by the net losses allocated to such Member’s capital account for such Incentive Period or is reduced (but not below zero) by the net profits allocated to such Member’s capital account for such Incentive Period. A Member’s Loss Carryforward Amount will be proportionately adjusted with respect to any contributions, transfers, distributions and repurchases applicable to the Member’s capital account.

Manager	PNC Capital Advisors, LLC (“PCA”).

Management Agreements	Two separate investment management agreements entered into (i) between the Fund and the Manager and (ii) between the Master Fund and the Manager, pursuant to which the Manager is responsible for formulating a continuing investment program for the Master Fund. Each of the Management Agreements is referred to as a “Management Agreement.”

Management Fee	Quarterly fee of 0.3125% (1.25% on an annualized basis) of the Master Fund’s net assets payable to the Manager by the Master Fund.

Master Fund	PNC Long-Short Master Fund LLC, a Delaware limited liability company registered as a closed-end, non-diversified management investment company, which the Fund invests substantially all of its investable assets and which has the same investment objective as the Fund.

Master Fund’s Board	The Board of Directors acting in its capacity as the board of directors of the Master Fund.

Members	Investors that acquire Interests.

Notice Date	Date by which a Member choosing to tender an Interest for repurchase must do so.

Other Client Accounts	Investment Funds and other accounts, other than the Master Fund, managed by the Investment Managers.

PFIC	Passive foreign investment company, as defined in Section 1297 of the Code.

Plan	ERISA Plan or a plan or other arrangement such as an individual retirement account or Keogh plan subject to Section 4975 of the Code (collectively, “Plans”).

PNC	The PNC Financial Services Group, Inc.

Policies	The Adviser’s proxy voting policies and procedures.

Post-Audit Payment	In respect of the Promissory Note, the second and final payment to be made by the Fund to a Member whose Interest has been accepted for repurchase.

Promissory Note	Promissory note that the Fund will give to each Member whose Interest has been accepted for repurchase, entitling the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Interest.

SEC	United States Securities and Exchange Commission.

Securities Act	Securities Act of 1933, as amended.

Sub-Administration Agreement	Sub-administration agreement entered into between the Administrator and the Sub-Administrator pursuant to which the Sub-Administrator assists the Administrator in providing administrative services to the Fund and the Master Fund.

Sub-Administrator	BNY Mellon Investment Servicing (US) Inc. (formerly, PNC Global Investment Servicing (U.S.) Inc.)

Tax-exempt entity	Employee benefit plans subject to ERISA and entities that are generally exempt from U.S. federal income tax.

Tax-Exempt Fund	PNC Long-Short TEDI Fund LLC.

UBTI	Unrelated business taxable income, as defined in Sections 512 through 514 of the Code.

Unaffiliated Advisers	Investment advisers that are not affiliated with the Adviser.

U.S. Government securities	Debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities.

Valuation Date	Date on which the Interests will be valued for repurchase.

SUMMARY

This is only a summary of the key features of the Fund and Interests offered by this prospectus. This summary does not contain all of the information that a prospective investor should consider before investing in the Fund. Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this prospectus and the terms and conditions of the LLC Agreement, each of which should be retained by any prospective investor.

The Fund	The Fund is a limited liability company organized under the laws of the State of Delaware and registered under the 1940 Act as a closed-end, non-diversified management investment company. The Fund invests substantially all of its investable assets in the Master Fund. See “The Fund’s Structure.”

The Fund intends to afford Members, through an investment in the Master Fund, access to a variety of Investment Funds, the benefits of reduced risk through diversification and the benefits of professional portfolio management. The Fund is an appropriate investment only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

Each of the Fund and the Master Fund has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act, as amended, and therefore is not subject to registration or regulation as a commodity pool under the Commodity Exchange Act. Notwithstanding non-diversified status, the Fund, through its investment in the Master Fund, intends to have a broad exposure to a number of Investment Funds. In addition, due to restrictions imposed by the BHC Act, the Master Fund is subject to limitations with respect to investments in any one Investment Fund. See “Other Risks—Banking Regulation.”

The assets of the Master Fund are actively managed and the Members will bear both an asset-based fee and a performance-based incentive fee, which is paid to the Manager.

The Master Fund has investors other than the Fund. PNC Long-Short TEDI Fund LLC (the “Tax-Exempt Fund”), which is available to tax-exempt and tax-deferred investors, will also invest in the Master Fund. The Tax-Exempt Fund is organized in a three-tier master-feeder structure that interposes an offshore entity between the Tax-Exempt Fund and the Master Fund. See “Structural Diagram.”

Man-Glenwood Lexington TEI, LLC, or an affiliate thereof, a non-affiliated investment company, has filed a patent application relating to a structure that interposes a Cayman Islands entity between a registered investment company and an underlying master fund (the “Patent Application”). The Patent Application may impose additional costs on the Fund and cause the Fund to incur losses that may be borne by Members. See “Other Risks—Man-Glenwood Patent Application.”

Investment Program	The Fund’s and Master Fund’s investment objective is to seek equity-like capital appreciation while attempting to limit risk through the use of an equity-oriented, multi-manager, diversified investment philosophy.

The Fund intends to achieve its investment objective by investing substantially all of its investable assets in the Master Fund. The Master Fund intends to achieve its investment objective by investing its assets in investment strategies that when balanced with other strategies, lower the correlation of the Master Fund’s total performance to the equity and fixed income markets.

The Master Fund will allocate its assets among a broad group of Investment Managers selected based on their experience and expertise in a particular investment strategy or investment strategies. The assets of the Master Fund will be allocated among different investment strategies by investing in Investment Funds. The primary focus of the Master Fund will be in hedged equity strategies though there may also be investments in debt and other instruments. Investments may include long/short equity strategies that encompass general, sector-specific, international, emerging markets, and short-biased strategies. In addition to hedged equity, the Master Fund may also invest in opportunistic hedge funds that utilize distressed and event driven strategies. While leverage may be used by any of the Investment Managers, it is not currently anticipated that the Master Fund will engage directly in transactions involving leverage to a significant extent. Because Investment Funds following alternative investment strategies (whether hedged or not) are often described as “hedge funds,” the Master Fund’s investment program can be broadly referred to as a fund of hedge funds. For a summary of certain investment strategies utilized by Investment See “Types of Investments and Related Risks—Investment Strategies and Related Risks.”

The Master Fund’s policy to invest in Investment Funds is not a fundamental investment policy. The Master Fund may change this investment policy upon not less than 60 days’ prior written notice to Members.

For purposes of the Master Fund’s investment restrictions and its investment limitations under the 1940 Act, the Master Fund will not “look through” to the underlying investments of any Investment Funds in which the Master Fund invests, since such Investment Funds are generally not registered under the 1940 Act, and therefore are generally not subject to the Master Fund’s investment limitations or the other investment limitations under the 1940 Act.

The Offering	Interests are offered in a continuous offering at net asset value, plus any applicable sales load. See “Subscriptions for Interests.” Interests will be sold only to investors qualifying as “Eligible Investors” as described in this prospectus. See Appendix B. Each investor is required to make a minimum initial investment of $75,000 and the minimum additional investment is $10,000. See “Subscriptions for Interests.”

Risk Factors	The Fund’s and the Master Fund’s investment program is speculative and entails substantial risks. The Fund’s performance will depend upon the performance of the Investment Funds in the Master Fund’s portfolio and the Adviser’s ability to effectively select Investment Funds and allocate and reallocate the Master Fund’s assets among them. No assurance can be given that the Fund’s and the Master Fund’s investment objective will be achieved. Investors should not commit money to the Fund unless they have the resources to sustain the loss of their entire investment in the Fund. The following is a summary of some of the more significant risks of investing in the Fund. Other risks and more details of the risks summarized below are discussed in this prospectus under “Types of Investments and Related Risks” and “Other Risks.”

Risks Related to Types of Investments and Investment Strategies. Although the Master Fund intends to concentrate its investments in Investment Funds with a long/short equity focus, the Investment Funds selected by the Master Fund may invest and trade in a wide range of instruments and markets and may digress from their expected investment strategies. The Investment Funds may invest in all manner of securities and financial instruments, including but not limited to equities, fixed income investments, options, futures, swaps and other Derivatives. Such investments may be illiquid and highly leveraged, or subject to extreme volatility.

In addition, the Investment Funds may use a wide range of investment techniques that may involve certain risks and result in significant losses. The Investment Funds may use leverage, which also entails risk. See “Types of Investments and Related Risks.”

Investment Fund Strategy Risk. The Master Fund and the Fund are subject to Investment Fund strategy risk. Strategy risk refers to the failure or deterioration of investment or trading techniques employed within or across strategies, such that some or all Investment Managers employing such techniques may suffer significant losses. For a more detailed summary of these strategies and their related risks, see “Types of Investments and Related Risks—Investment Strategies and Related Risks.” There can be no assurance that the Investment Managers will succeed in any of these strategies.

Non-Diversified Status. As a non-diversified investment company, the Master Fund’s investment portfolio may be subject to greater risk and volatility than if the Master Fund were subject to the diversification requirements under the 1940 Act. See “Types of Investments and Related Risks.”

Lack of Liquidity of Interests. The Fund is intended for long-term investors. Investors should not invest in the Fund if they need a liquid investment. Interests in the Fund will not be traded on any securities exchange, are not expected to trade on any other market, and are subject to substantial restrictions on transferability and resale. There is no secondary trading market for the Interests and none is expected to develop. The Interests are therefore not readily marketable. The transferability of Interests will be subject to certain restrictions contained in the LLC Agreement and may be affected by restrictions imposed under applicable securities laws with regard to restricted investments. See “Other Risks: Limited Liquidity; Repurchase of Interests; Transfer Limitations.”

Investment Fund Interests Generally Illiquid; Lack of Liquidity of Master Fund. The interests in the Investment Funds in which the Master Fund will invest will generally be illiquid and, consequently, the Master Fund may be illiquid. In addition, restrictions on withdrawals from the Investment Funds may result in the Fund having to suspend or postpone repurchase offers to Members. See “Types of Investments and Related Risks: Risks of Fund of Hedge Funds Structure.”

In addition, as a result of delays in the Master Fund’s ability to withdraw from an Investment Fund, the Master Fund may need to borrow money to fund new investments in Investment Funds or to meet repurchase requests from the Fund. A portion of the proceeds of the offering of the Interests may be used to pay down any outstanding borrowing which the Master Fund may incur to fund new investments and for other purposes, as described under “Use of Proceeds.”

In-Kind Distributions by Investment Funds. Investment Funds may be permitted to distribute securities, which are typically illiquid, in-kind to investors, including the Master Fund. The Master Fund expects that in the event of an in-kind distribution, it will typically receive securities that are illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interest of the Master Fund. See “Types of Investments and Related Risks: In-kind Distribution by Investment Funds.”

Inability to Invest in Investment Funds. The Master Fund may make additional investments in or withdrawals from Investment Funds only at certain times according to limitations set out in the governing documents of the Investment Funds. As a result, the Master Fund from time to time may have to invest some of its assets temporarily in high-quality fixed income securities, money market securities, money market funds or repurchase agreements, or hold cash or cash equivalents. During this time, the Master Fund’s assets will not be used to pursue the Master Fund’s investment objective. See “Types of Investments and Related Risks: Inability to Invest in Investment Funds.”

Fluctuations in Value. The value of the Master Fund’s net assets (and, accordingly, the value of the Fund’s investment in the Master Fund) will fluctuate primarily based on the fluctuation in the value of the Investment Funds in which it invests. To the extent an Investment Fund engages in the use of leverage, short sales and the purchase and sale of Derivatives, the Investment Fund’s portfolio may appreciate or depreciate at a greater rate than if such techniques were not used.

Multiple Levels of Fees and Expenses. Each Investment Manager generally will charge the Master Fund, as an investor in an Investment Fund, an asset-based fee, and some or all of the Investment Managers will receive performance-based fees. The Manager will also receive an asset-based fee and may receive a performance-based incentive fee. By investing in Investment Funds indirectly through the Fund, an investor in the Fund (as an investor in the Master Fund) will bear asset-based and performance-based fees at the Master Fund level in addition to any asset-based and performance-based fees at the Investment Fund level. Thus, an investor in the Fund may be subject to higher operating expenses than it would if he or she invested in another closed-end fund with a different investment focus. See “Types of Investments and Related Risks: Risk of Fund and Hedge Funds Structure.”

Investment Funds Not Registered. The Investment Funds generally will not be registered as investment companies under the 1940 Act and the Master Fund, as an investor in these Investment Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies.

Although the Adviser will periodically receive information from each Investment Fund regarding its investment performance and investment strategy, the Adviser may have little or no means of independently verifying this information. Investment Funds are not contractually or otherwise obligated to inform their investors, including the Master Fund, of details surrounding proprietary investment strategies. In addition, the Master Fund and the Adviser have no control over the Investment Funds’ investment management, brokerage, custodial arrangements or operations and must rely on the experience and competency of each Investment Manager in these areas.

Other Risks. Prospective investors in the Fund should review carefully the discussion under the captions “Types of Investments and Related Risks” and “Other Risks” for other risks associated with the Fund and the Investment Managers’ styles of investing. Only investors that understand the nature of the investment, do not require more than limited liquidity in the investment and have sufficient resources to sustain the loss of their entire investment should make an investment in the Fund.

Board of Directors	The Board of Directors has overall responsibility for the oversight of the operations of the Fund (in such capacity, the “Board”) and the Master Fund (in such capacity, the “Master Fund’s Board”). The Board does not make investment decisions or recommend specific Investment Funds. See “Board of Directors” and “Voting.”

The Manager	The Manager, a limited liability company formed under the laws of the State of Delaware, serves as the investment manager of the Fund and Master Fund. In addition, the Manager oversees the management of the day-to-day operations of the Fund and the Master Fund. For its services, the Master Fund pays the Management Fee and Incentive Fee to the Manager. See “The Manager.”

The Manager may pay a portion of the Management Fee to entities that assist in the distribution of Interests and that may be affiliated with the Manager. These payments will be in addition to the direct sales load paid by investors. See “Management Fee’ and “Subscriptions for Interests: Distribution Arrangements and Sales Loads.”

The Adviser	The Adviser, a Delaware corporation, is the investment adviser of the Master Fund. For its services, the Adviser receives one-half of the Management Fee and Incentive Fee from the Manager. See “The Adviser” and “Investment Advisory Agreement.”

Administrator	The Administrator serves as the administrator to the Fund and the Master Fund. For its services, the Administrator receives an annual fee of $15,000 plus 0.25% of the Fund’s net assets from the Fund and 0.20% of the Master Fund’s net assets from the Master Fund. See “Fund Expenses” and “Administrator.”

Custodian	The Custodian provides custodial services to the Fund and the Master Fund. For its services, the Custodian receives a fee at an annual rate of 0.01% from the Master Fund. See “Custodian.”

Escrow Agent	The Escrow Agent serves as escrow agent with respect to subscription monies received from prospective investors and monies held pending payment to Members in connection with repurchases of Interests. For its services, the Escrow Agent receives an annual fee from the Fund. See “Fund Expenses” and “Escrow Agent.”

Distributor	The Distributor serves as distributor of the Interests on a best-efforts basis, subject to various conditions. See “Subscriptions for Interests.”

Expenses	The Manager will provide, or will arrange at its expense for the provision of, certain management and administrative services to the Fund and the Master Fund. The Fund and the Master Fund each will pay its own expenses. Fees and expenses borne by the Master Fund will be indirectly borne by the Fund and Members and fees and expenses borne by the Fund will be indirectly borne by Members. See “Summary of Fund Expenses and “Fund Expenses.”

Expense Limitation	The Manager has entered into an agreement with the Fund and the Master Fund whereby it has agreed to waive and/or reimburse the Fund’s expenses to the extent necessary to ensure that the Fund’s annualized ordinary operating expenses (excluding the Incentive Fee, if any) will not exceed 2.08% (“Expense Limitation Agreement”). The Expense Limitation Agreement will remain in effect through June 30, 2011 and may be renewed for additional periods. See “Summary of Fees and Expenses.”

Incentive Fee	In addition to the Management Fee, the Fund pays the Manager the Incentive Fee. The Manager will pay the Adviser one-half of the Incentive Fee it receives. See “Incentive Fee.”

Subscription for Interests	The minimum initial investment in the Fund from each investor is $75,000, and the minimum additional investment in the Fund is $10,000.

The Interests will be offered at net asset value, plus any applicable sales load. The specific amount of the sales load will depend on the size of the investment in the Fund, as follows:

a. 3% on the first $500,000 of any investment;

b. 2% on the amount of any investment that exceeds $500,000, but is less than $1 million; and

c. 1% on the amount of any investment that exceeds $1 million.

See “Subscriptions for Interests—Distribution Arrangements and Sales Loads.”

Prior to investing in the Fund, prospective investors are encouraged to review the Fund’s most recent annual and semi-annual reports, which are available at no charge upon request by contacting the Fund at (800) 239-0418 or on the SEC’s website at www.sec.gov. These reports contain financial statements of the Fund and additional information regarding the Fund’s performance.

Eligibility	Prospective investors must certify that they are qualified clients within the meaning of Rule 205-3 under the Advisers Act. A “qualified client” means a person or a company (other than an investment company) that has a net worth (or, in the case of individuals, a joint net worth with their spouse) of more than $1.5 million, or that meets certain other qualification requirements. Investors who meet such qualifications are referred to in this prospectus as “Eligible Investors.” Existing Members subscribing for additional Interests will be required to qualify as “Eligible Investors” at the time of the additional subscription. See “Subscriptions for Interests: Eligible Investors.”

The qualifications required to invest in the Fund will appear in the investor application that must be completed by each prospective investor and are also set out in Appendix B to the prospectus.

Transfer Restrictions	The Interests are subject to substantial restrictions on transferability. See “Redemptions, Repurchases and Transfers of Interests: Transfers of Interests.”

Redemptions and Repurchases of Interests by the Fund	No Member will have the right to require the Fund to redeem its Interest (or any portion of its Interest). The Fund may from time to time offer to repurchase Interests, in whole or in part, pursuant to written tenders by Members.

The Fund has the right to repurchase Interests if the Board determines that the repurchase is in the best interest of the Fund or upon the occurrence of certain events specified in the LLC Agreement, including, but not limited to, attempted transfers in violation of the transfer restrictions described above. See “Redemptions, Repurchases and Transfers of Interests.”

The Fund charges a repurchase fee of 1.00% on repurchases of Interests that have been held less than 180 days.

Summary of Taxation	The Fund and the Master Fund intend to operate so that each will be treated as a partnership for U.S. federal income tax purposes. Assuming that each of the Fund and the Master Fund is treated as a partnership, neither the Fund nor the Master Fund will be subject to U.S. federal income tax.

The Master Fund and the Investment Managers may utilize leverage in connection with their investment or trading activities with the result that a tax-exempt entity that is a Member may derive unrelated business taxable income (“UBTI”) within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), and incur income tax liability, as a consequence of an investment in the Fund. See “Certain Material Tax Considerations.” Accordingly, tax-exempt entities are expected to invest in the Master Fund through PNC Long-Short TEDI Fund LLC, which is available to tax-exempt entities that will invest in the Master Fund.

Prospective investors are urged to consult their tax advisers concerning the potential tax consequences of an investment in the Fund. See “Certain Material Tax Considerations.”

No broker-dealer, salesperson, or other person is authorized to give an investor any information or to represent anything not contained in this prospectus. As a prospective investor, you must not rely on any unauthorized information or representations that anyone provides to you. This prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under the circumstances and in jurisdictions where and to persons to which it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus. The Fund is required to supplement this prospectus to disclose any material change in the information provided herein.

The Investment Funds in which the Master Fund will invest may pursue various investment strategies and are subject to special risks. The Interests will not be listed on any securities exchange and it is not anticipated that a secondary market for the Interests will develop. The Interests will also be subject to substantial restrictions on transferability and may not be transferred except as permitted under the LLC Agreement and in compliance with federal and state securities laws. The Interests will not be redeemable at an investor’s option nor will they be exchangeable for interests of any other fund because the Fund is a closed-end investment company. As a result, an investor may not be able to sell or otherwise liquidate his or her Interest. The Interests are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

SUMMARY OF FEES AND EXPENSES

The expenses associated with investing in a “fund of hedge funds,” such as the Fund, are generally higher than those associated with investing in other types of funds that do not invest primarily in other pooled-investment vehicles. This is because the investors in a fund of hedge funds indirectly bear a portion of the fees and expenses, including performance-based fees, charged at the Investment Fund level. The fees associated with an Investment Fund will generally include an investment management fee ranging from 1% to 3% (annualized) of the net asset value of the Master Fund’s investment in such Investment Fund, and performance-based fees generally ranging from 15% to 30% of the Master Fund’s share of the net profits earned by the Investment Funds. In addition, Investment Funds have expenses incurred in connection with the Investment Funds’ operations. Such expenses, which vary among Investment Funds, may be significant and will increase the total cost of the Master Fund’s investment in the Investment Funds.

Member Transaction Fees
Maximum sales load (as a percentage of the offering price)(1)	3.00%
Repurchase fee (as a percentage of the amount repurchased)(2)	1.00%
Annual Expenses (as a percentage of net assets attributable to Interests)
Management Fee(3)(4)	1.26%
Other Expenses(5)	1.93%
Acquired Fund Fees and Expenses(6)	4.37%

Total Annual Expenses	7.56%
Waiver/Reimbursement(7)	(1.10)%

Net Annual Expenses	6.46%

(1)	In connection with initial and additional investments, investors may be charged, on a fully disclosed basis, a sales load of up to 3% of the amounts transmitted in connection with their subscriptions. Sales loads are payable to the Distributor and will be deducted from a prospective Member’s subscription amount. Sales loads will vary depending upon the amount of each subscription. The sales load is subject to waiver and adjustment for certain types of investors. See “Subscriptions for Interests—Distribution Arrangements and Sales Loads.”
(2)	The Fund charges a repurchase fee of 1.00% on repurchases of Interests that have been held less than 180 days. The fee will be deducted from the repurchase proceeds due to the Member who tendered its Interest for repurchase, and cannot be paid separately. The fee will be credited to the assets of the Fund.
(3)	The Master Fund pays a 1.25% asset based Management Fee to the Manager, and the Fund as an investor in the Master Fund will bear its pro rata share of the Management Fee. See “Management Fee” for a more complete discussion of the Management Fee.
(4)	Of this amount, 0.01% represents the actual Incentive Fee recognized for fiscal year ended March 31, 2010, and is based on the aggregate of the amount paid by all Members, expressed as a percentage of annual net assets. Generally, at the end of each Incentive Period, an Incentive Fee of 10% of the net profits, if any, that have been allocated to a Member’s capital account for such Incentive Period in excess of the Loss Carryforward Amount applicable to such Member’s capital account will be debited from the Member’s capital account and paid to the Manager. The Incentive Fee and the Loss Carryforward Amount, each for a given Incentive Period, will be adjusted with respect to any contributions, transfers, distributions and repurchases applicable to the Member’s capital account for that Incentive Period or portion thereof. See “Incentive Fee” for a more complete discussion of the Incentive Fee.
(5)	Other Expenses reflect the actual ordinary operating expenses of the Fund as of its most recent fiscal year end, the Administrative Fee, escrow fees and expenses, expenses in connection with the offering of Interests, and the Fund’s share of all expected ordinary expenses of the Master Fund, other than the Management Fee.
(6)	Members also indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Master Fund as an investor in the Investment Funds. The “Acquired Fund Fees and Expenses” reflect the estimated aggregate amount of the fees and expenses of the Investment Funds during the prior fiscal year and may substantially change over time and, therefore, significantly affect “Acquired Fund Fees and Expenses.” In addition, the Investment Funds held by the Master Fund will also change, further impacting the calculation of the “Acquired Fund Fees and Expenses.” Generally, asset-based fees payable to Investment Managers of the Investment Funds will range from 1% to 3% (annualized) of the net asset value of the Master Fund’s investment in the Investment Fund. In addition, some of the Investment Funds charge performance-based incentive allocation or fee, which generally range from 15% to 30% of an Investment Fund’s net profits, although it is possible on occasion that such ranges may be higher for certain Investment Funds.

(7)	Pursuant to the Expense Limitation Agreement, the Manager has agreed to waive and/or reimburse the Fund’s expenses to the extent necessary to ensure that the Fund’s annualized ordinary operating expenses (excluding the Incentive Fee, if any, and any Acquired Fund Fees and Expenses) will not exceed 2.08%. The Expense Limitation Agreement will remain in effect through June 30, 2011 and may be renewed for additional periods.

The above table summarizes the aggregate expenses of the Fund and the Master Fund and is intended to assist Members and potential Members in understanding the various costs and expenses that they will bear, directly or indirectly, by investing in the Fund.

For a more complete description of the various fees and expenses of the Fund and the Master Fund, see “Fund Expenses,” “Management Fee,” “Incentive Fee,” “Administrator” and “Subscriptions for Interests.”

Example

The following example is based on the fees and expenses set forth above, including the Incentive Fee. The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown, and the Fund’s actual rate of return may be more or less than the hypothetical 5% return assumed in the example. The Fund cannot provide assurance that it will achieve a 5% return, or any return, on its investments. A greater rate of return than that used in the example would increase the amount of certain fees and expenses borne by the Fund.

You would pay the following fees and expenses on a $1,000 investment, assuming a 5% net annual return:

1 year(1)(2)	3 years(2)	5 years(2)	10 years(2)
$107	$256	$397	$719

(1)	Includes a sales load of $30 which may be imposed on new and additional subscriptions.
(2)	The expenses listed are based on the Fund’s total estimated operating expenses without taking into account the Expense Limitation Agreement. There is no guarantee that the Expense Limitation Agreement will remain in effect during these periods. If the Expense Limitation Agreement remains in effect, however, the actual expenses that will ultimately be borne by the Fund during these periods will be lower than those listed in this example to the extent the Fund’s expenses exceed the expense limitation then in place.

FINANCIAL HIGHLIGHTS

The table below sets forth selected financial information that has been derived from the Fund’s financial statements which have been audited by Deloitte & Touche LLP, the Fund’s independent registered public accounting firm, whose report, along with the most recent audited financial statements, is incorporated herein by reference. The information should be read in conjunction with those financial statements and notes thereto, which are incorporated herein by reference, in the Fund’s Annual Report. A free copy of the Fund’s Annual Report may be obtained by calling 1-800-239-0418.

	For the Fiscal Year Ended March 31, 2010		For the Fiscal Year Ended March 31, 2009		For the Fiscal Year Ended March 31, 2008		For the Fiscal Year Ended March 31, 2007*
Net asset value, beginning of period	$28,092,174		$47,315,339		$53,280,672		$49,020,127
Net investment income	(600,478)		(856,114)		(1,322,878)		(1,533,548)
Net gains or losses on securities (both realized and unrealized)	5,391,636		(8,617,051)		3,277,531		4,991,905

Total from investment operations	4,791,158		(9,473,165)		1,954,653		3,458,357

Net asset value, end of period	$18,689,980		28,092,174		$47,315,339		$53,280,672

Total Return
Total return before incentive fee(1):	17.10%		(20.94)%		3.95%		7.73%
Incentive fee	(0.01)%		(0.01)%		(0.40)%		(1.10)%
Total return after incentive fee(1)	17.09%		(20.95)%		3.55%		6.63%
Members’ capital, end of year (000’s)	$18,690		$28,092		$47,315		$53,281

Ratios to average net assets:
Net investment loss ratio,
before waivers and reimbursements	(3.16)%		(2.62)%		(2.73)%		(3.48)%
net of waivers and reimbursements	(2.06)%		(2.00)%		(2.40)%		(3.04)%
Expense ratio before incentive fee,
before waivers and reimbursements(2)	3.18%		(2.68)%		2.39%		2.41%
net of waivers and reimbursements(2)	2.08%		2.06%		2.06%		1.97%
Expense ratio before incentive fee, net of waivers and reimbursements(2)	2.08%		2.06%		2.06%		1.97%
Incentive fee(2)	0.01%		0.02%		0.40%		1.10%

Expense ratio after incentive fee, net of waivers and reimbursements	2.09%		2.08%		2.46%		3.07%

Portfolio turnover	24.25	%(3)	2.31	%(3)	32.69	%(3)	5.78	%(3)

*	On July 1, 2006, the Fund converted into a feeder fund of the PNC Long-Short Master Fund LLC. Performance information prior to July 1, 2006 was that of the stand-alone Fund.
(1)	Total return is calculated for all members taken as a whole. A member’s return may vary from these returns based on the timing of capital transactions. Total return is calculated for the period indicated. The total return does not reflect sales load.
(2)	Does not include expenses of the Investment Funds in which the Master Fund invests. The expense ratio and incentive fee ratio are calculated for all members taken as a whole. The computation of such ratios based on the amount of expenses and incentive fee assessed to a member’s capital may vary from these ratios based on the timing of capital transactions. The Manager has contractually agreed to waive certain Fund expenses.
(3)	Portfolio turnover represents the Master Fund’s portfolio turnover for the period of July 1, 2006 to March 31, 2007, the years ended March 31, 2008, March 31, 2009 and March 31, 2010. Portfolio turnover for the Fund from April 1, 2006 to June 30, 2006 was 0.00%. Portfolio is calculated for the period indicated.

USE OF PROCEEDS

Proceeds of the sale of Interest, excluding the amount of any sales loads paid by investors and net of the Fund’s ongoing fees and expenses, are invested by the Fund in the Master Fund no later than the business day following the acceptance by the Fund of the proceeds as a contribution to the capital of the Fund.

The Master Fund will invest such proceeds as soon as practicable, in accordance with the Fund’s and the Master Fund’s investment objective and strategies and consistent with market conditions and the availability of suitable investments. See “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Inability to Invest in Investment Funds” for a discussion of certain limitations applicable to the Master Fund’s ability to make investments in Investment Funds. See also “Other Risks—Availability of Investment Opportunities” for a discussion of the timing of Investment Funds’ subscription activities, market conditions and other considerations relevant to the timing of Master Fund’s investments generally.

Pending investment by the Master Fund in Investment Funds pursuant to the Fund’s and the Master Fund’s investment objective and strategies, the Master Fund may invest temporarily some or all of the proceeds, in high-quality fixed income securities, money market instruments, money market funds, repurchase agreements or cash and cash equivalents. Although the Master Fund will invest proceeds in accordance with the Master Fund’s investment objective as soon as practicable, consistent with market conditions and the availability of suitable investments, there are no limitations on the length of time during which the Master Fund may make temporary investments. The Master Fund will pay the full amount of the Management Fee and the Fund will pay the full amount of any Incentive Fee even while the Master Fund’s assets are invested only in temporary investments.

The Fund and the Master Fund may maintain a portion of the proceeds in cash to meet operational needs. The Master Fund may be prevented from achieving its objective during any time in which the Master Fund’s assets are not substantially invested in accordance with its principal investment strategies. A portion of the proceeds may also be used to pay down outstanding borrowings which the Master Fund may incur, from time to time, in connection with its investment activities, for temporary cash management purposes, to meet repurchase requests or for temporary or emergency purposes, as described under “Types of Investments and Related Risks—Types of Investments, Investment Strategies and Related Risks—Borrowing.”

THE FUND’S STRUCTURE

The Fund is registered under the 1940 Act as a closed-end, non-diversified management investment company. The Fund was organized as a limited liability company under the laws of Delaware on May 8, 2002. The Fund’s principal office is located at c/o PNC Capital Advisors, LLC, Two Hopkins Plaza, Baltimore, MD 21201.

The Master Fund is a registered, closed-end, non-diversified management investment company with the same investment objective as the Fund. The Master Fund was organized as a limited liability company under the laws of Delaware on August 4, 2005. The Master Fund is a “fund of hedge funds” that provides a means for investors to participate in investment funds that pursue a variety of alternative investment strategies.

The multi-level master-feeder structure, in which the Fund invests in the Master Fund, is intended to achieve certain economies of scale for the Fund and a broader diversification of the Investment Fund portfolio from increased capital inflows into the Master Fund through investments by additional feeder funds. Notwithstanding the opportunity for greater diversification, the Fund and the Master Fund are “non-diversified” investment companies for purposes of the 1940 Act, which means that they are not subject to limitations under the 1940 Act on the percentage of their assets that may be invested in the securities of any one issuer. See “Types of Investments and Related Risks—General.”

There is no assurance that the economies of scale or diversification will be achieved. However, it is expected that, over time, the fees and expenses of the Fund as part of the master-feeder structure will be substantially the same as or less than if the Fund continued investing directly into Investment Funds.

The Fund may redeem its entire interest in the Master Fund if the Board determines that it is in the best interest of the Fund to do so. If the Fund so withdraws from the Master Fund, the Board will consider what action might be taken, including investing the assets in the Fund into a pooled investment entity other than the Master Fund, or retaining an investment adviser to invest the Fund’s assets directly in accordance with its investment objectives. A withdrawal of the Fund’s assets from the Master Fund may affect the Fund’s investment performance.

The Fund is similar to a private investment fund in that, through its investment in the Master Fund, it will be actively managed, and Interests will be sold in relatively large minimum denominations to high net worth individual and institutional investors. In addition, the Investment Managers of the Investment Funds and the Manager of the Master Fund are entitled to receive performance-based fees. The Fund will pay the Incentive Fee and will bear, indirectly, the performance-based fees of the Investment Managers. Unlike many private investment funds, however, the Fund, as a registered closed-end investment company, offers Interests without limiting the number of Eligible Investors that can participate in its investment program and may publicly promote the sale of Interests. The structure of the Fund is designed to permit sophisticated investors that have a high tolerance for investment risk to participate in the Master Fund’s active investment program without making the more substantial minimum capital commitment that is required by many private investment funds and without subjecting the Fund to the limitations on the number of investors and the manner of offering faced by many of those funds.

INVESTMENT PROGRAM

Investment Objective

The Fund’s and Master Fund’s investment objective is to seek equity-like capital appreciation while attempting to limit risk through the use of an equity-oriented, multi-manager, diversified investment philosophy.

The Fund intends to achieve its investment objective by investing substantially all of its investable assets in the Master Fund. The Master Fund intends to achieve its investment objective by investing its assets in investment strategies that when balanced with other strategies, lower the correlation of the Master Fund’s total performance to the equity and fixed income markets. The Master Fund will allocate its assets among a broad group of Investment Managers, selected based on their experience and expertise in a particular investment strategy or investment strategies. For a discussion of certain investment strategies utilized by Investment Managers, See “Types of Investments and Related Risks: Investment Strategies and Related Risks.”

The assets of the Fund will consist only of securities issued by the Master Fund and cash. In addition, the securities issued by the Master Fund will be the only investment securities held by the Fund.

The Master Fund will invest only in Investment Funds but may, pending such investments, or to maintain the liquidity necessary to meet repurchase requests or for operational needs, hold cash or cash equivalents or invest temporarily in high-quality fixed income securities, money market instruments, money market funds and repurchase agreements. In addition, the Master Fund may make temporary investments and hold cash or cash equivalents in anticipation of, or in response to, adverse market or other conditions, or atypical circumstances such as unusually large cash inflows.

The Master Fund’s policy to invest in Investment Funds is not a fundamental investment policy. The Master Fund may change this investment policy upon not less than 60 days’ prior written notice to Members.

Investment Philosophy

The Adviser believes that the Master Fund’s strategy of investing primarily in Investment Funds that utilize alternative investment strategies creates opportunities to participate in alternative methods of investing that may earn attractive risk-adjusted returns. These private, unregistered funds generally are not subject to regulatory restrictions and limitations on the use of leverage and the ability to sell securities short.

Because alternative investment strategies may be risky, the Adviser believes it is prudent for the Master Fund generally to invest through Investment Funds organized as limited partnerships or other limited liability investment vehicles. This structure limits the effect that losses incurred by any one Investment Fund will have on the assets of the Master Fund by limiting the Master Fund’s amount at risk to the amount invested in that Investment Fund.

The identity and number of Investment Managers may change over time. The Adviser may cause the Master Fund to withdraw from or invest in different Investment Funds without prior notice to or the consent of the Members. The Adviser reserves the right to alter or modify some or all of the Master Fund’s investments in Investment Funds in light of available investment opportunities, and to take advantage of changing market conditions, if the Adviser concludes that such alterations or modifications are consistent with the goal of achieving above-average returns to investors, subject to what the Adviser considers an acceptable level of risk and further subject to the limitations of the Master Fund’s investment restrictions. See “Investment policies and Restrictions.”

Investment Manager Selection

The Adviser analyzes and evaluates select Investment Managers, their performance records and trading methodologies, to develop a quantitative and intuitive understanding of how these Investment Managers trade, the types of market environments in which they perform best, the potential for return and expectations of risk. Investment Managers are selected on the basis of risk/return profile, correlation with traditional asset classes and liquidity. Ongoing due diligence includes monthly risk analysis, investment valuations and regular contact with Investment Managers.

Although no particular quality is decisive, the Adviser attempts to identify Investment Managers with the following criteria:

•	Proven track record in achieving consistent, high returns superior to their appropriate benchmark and peer group;

•	Protecting capital in down market cycles, as evidenced by low downside risk and low correlation to broad market indices;

•	Strong credentials of the management team, and a consistent internal process to minimize risk and maximize a clear edge in research and trading;

•	A well-defined strategy to exploit certain market inefficiencies, to which the Investment Manager can be reasonably expected to adhere consistently;

•	Professional back-office support, including reputable auditor, custodian, administrator, lawyers and other advisers;

•	Strong references from investors and peers; and

•	Invested personal capital.

Several factors comprise the Adviser’s due diligence process, forming the basis for investment decisions. In general, the process is designed to assess the Investment Manager’s ability to generate future returns, and its potential contribution to the Master Fund’s strategy and diversification objectives. Subject to the criteria set forth above, the Adviser may select an Investment Fund for which the Investment Fund’s Investment Manager pays a referral or solicitation fee to a third party, that is not affiliated with the Manager or the Adviser, for the referral of the Investment Manager to the Adviser. The amount of the referral or solicitation fee paid to the third party is typically based upon the amount of the Master Fund’s investment in the Investment Fund. The fees paid by the Investment Manager to a third party do not increase the fees the Master Fund pays for investing in the Investment Fund.

Portfolio Construction and Allocation Process

The primary focus of the Master Fund’s portfolio will be with Investment Managers who focus on long/short equity investing. The Adviser will make allocations with consideration for the investment orientation of the Investment Manager. Among other things, the Adviser focuses on whether the Investment Manager invests with a value or growth orientation, in small-capitalization or large-capitalization companies, geographic focus and on the range of market exposure the Investment Manager may take. International and emerging markets investments will offer diversification from the rest of the portfolio. Investment opportunities outside of the United States are often not visible or accessible to U.S. investors and thus offer an important alternative source of investment ideas. These investments will be supplemented by investments in Investment Funds that specialize in particular sectors of the market, such as healthcare or technology or have an international focus.

The Adviser may select Investment Managers who focus on event driven and opportunistic investments to provide another form of diversification. These Investment Managers have the flexibility to take advantage of unique or interesting investment situations that are otherwise relatively unavailable to the ordinary investor, such as corporate spin-offs, mergers and acquisitions, bankruptcies and reorganizations.

In determining allocations to Investment Managers, the Adviser will consider a number of factors including the Investment Managers’ contribution to the overall strategy, market conditions, and risks to the portfolio. The Adviser will not allocate to any single Investment Manager more than 15% of the Master Fund’s assets at the beginning of any calendar year.

The Adviser has developed a disciplined and detailed program for identifying, evaluating and monitoring Portfolio Managers. After allocating assets to a Portfolio Manager, the Adviser reviews the Portfolio Manager’s investment performance and other factors in determining whether allocation of the Master Fund’s assets to the Portfolio Manager continues to be appropriate.

Investments by the Master Fund are subject to certain fundamental and non-fundamental restrictions and certain investment limitations imposed by the 1940 Act. See “Investment Policies and Restrictions.” For purposes of the Master Fund’s investment restrictions and its investment limitations under the 1940 Act, the Master Fund will not “look through” to the underlying investments of any Investment Funds in which the Master Fund invests, since such Investment Funds are generally not registered under the 1940 Act and therefore are generally not subject to the Master Fund’s investment limitations or the other investment limitations under the 1940 Act.

Each of the Fund and the Master Fund has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act, as amended, and therefore is not subject to registration or regulation as a commodity pool under the Commodity Exchange Act.

Risk Management and Monitoring of Investments

The Adviser monitors, on a monthly basis, net exposure, gross exposure and, where appropriate, sector breakdowns and significant positions. The Adviser does not believe that complete transparency is necessary to evaluate the risks associated with an investment or the skill of an Investment Manager.

Normally, the Adviser speaks with the Investment Managers twice a month and conducts an on-site visit two to four times a year. The semi-monthly calls detail portfolio performance, drivers of performance, changes to the portfolio and market/strategy outlook. The on-site meetings also cover business issues, risk control and other issues.

The Adviser looks at risk both quantitatively and qualitatively. On the quantitative side, the Adviser carefully monitors both net and gross exposure, as well as sector exposures. The Adviser also reviews correlations, standard deviations of return, and other risk metrics between funds in the portfolio. Simulations using historical data are also run periodically. Qualitatively, the Adviser examines macro factors impacting each strategy, an Investment Manager’s attitude and control of risk, current market conditions and other factors that may lead to adjustments in portfolio allocations.

The Adviser will monitor performance, attribution analysis, gross and net exposure, and liquidity data to determine the percentage and/or dollar amount that an Investment Manager represents in the Master Fund’s portfolio. In addition, the Adviser can observe what percentage the Investment Manager contributed to the monthly, quarterly and/or annual performance.

As noted above, unregistered investment funds typically have greater flexibility than traditional registered investment companies as to the types of securities the unregistered funds hold, the types of trading strategies used, and, in some cases, the extent to which leverage is used. The Investment Managers selected by the Adviser have full discretion, without the Adviser’s input or any involvement by the Master Fund’s Board, to purchase and sell securities and other investments for their respective Investment Funds consistent with the relevant investment advisory agreements, limited liability company agreements or other governing documents of the Investment Funds. The Investment Funds are generally not limited in the markets in which they invest or the investment discipline that they may employ, such as value or growth or bottom-up or top-down analysis. These Investment Funds may invest and trade in a wide range of securities and other financial instruments and may pursue various investment strategies and techniques for both hedging and non-hedging purposes. The Investment Funds may invest and trade in all manner of assets and financial instruments. The Investment Funds may also sell securities short, purchase and sell option and futures contracts and enter into other Derivatives, subject to certain limitations described elsewhere in this prospectus. The use of one or more of these techniques may be an integral part of the investment program of an Investment Fund and involves certain risks. The Investment Funds may use leverage, which also entails risk. See “Types of Investments and Related Risks.”

The Adviser monitors the operation and performance of an Investment Fund as frequently as it believes is appropriate in light of the strategy followed by the Investment Manager and prevailing market conditions. The Adviser solicits such information from the Investment Manager and other sources, such as prime brokers, as it deems necessary to properly assess the relative success or failure of an Investment Fund. The Adviser conducts reviews with Investment Managers and the Adviser’s network and analyzes data, such as quality control charts. The Adviser may make periodic assessments of the degree to which multiple Investment Funds are making substantially similar trades, which might reduce the diversification of the Master Fund’s portfolio. The Adviser may monitor changes in leverage, personnel, market behavior, expenses, litigation, capital resources, economic conditions and other factors, as appropriate and to the extent the information is available to the Adviser.

Based on the Adviser’s assessment of factors such as (i) the degree to which the Investment Manager is pursuing an investment strategy consistent with its stated policy; (ii) whether and to what degree the focus, incentives and investment strategy of the Investment Manager have changed; and (iii) whether the investment strategy employed remains consistent with the objectives of the Master Fund, the Adviser may periodically adjust the Master Fund’s allocations among Investment Funds. However, the ability of the Adviser to make withdrawals from Investment Funds may be limited because Investment Funds do not issue redeemable securities and their interests are generally illiquid. Consequently, a withdrawal from an Investment Fund may take several months or longer to complete. See “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Investment Fund Interests Generally Illiquid; Lack of Liquidity of Master Fund.”

TYPES OF INVESTMENTS AND RELATED RISKS

General

The Fund’s investment program entails substantial risks. The Fund invests substantially all of its investable assets in the Master Fund and will not invest directly in any investments other than the Master Fund. The value of the Fund’s net assets will fluctuate in response to fluctuations in the value of the Investment Funds in which the Master Fund invests. The investments of the Investment Funds are subject to special risks. This section discusses the investments made by Investment Funds or that, where specifically stated, may be made directly by the Master Fund, and the principal risks that the Adviser and the Manager believe are associated with those investments. The impact of a particular risk on an Investment Fund will, in turn, have a corresponding impact on the Fund via its investment in the Master Fund. The Fund has made every reasonable effort to include below disclosure about all the principal risks associated with an investment in the Fund. Nevertheless, such disclosure may not be exhaustive and may not include a discussion of every possible risk affecting an investment.

All securities investing and trading activities risk the loss of capital. Although the Adviser attempts to moderate these risks, no assurance can be given that the Master Fund’s investment activities will be successful or that Members will not suffer losses. To the extent that the portfolio of an Investment Fund is concentrated in securities of a single issuer or issuers in a single industry, the risk of any investment decision made by the Investment Manager of such Investment Fund is increased.

General economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances may affect the success of the Fund’s and the Master Fund’s activities. These factors may affect the level and volatility of security prices and liquidity of the Master Fund’s investments. Unexpected volatility or lack of liquidity could impair the Fund’s profitability or result in its suffering losses.

The Fund and the Master Fund are “non-diversified” investment companies for purposes of the 1940 Act, which means that they are not subject to limitations under the 1940 Act on the percentage of their assets that may be invested in the securities of any one issuer. Also, there are no requirements under the 1940 Act that the investments of the Investment Funds be diversified. As a result, the Master Fund’s investment portfolio may be subject to greater risk and volatility than if the Master Fund were subject to the diversification requirements under the 1940 Act. Further, the Investment Funds may, in some cases, concentrate their investments in a single industry or group of related industries. Due to restrictions imposed by the BHC Act, the Adviser intends to limit the Master Fund’s investments in any one Investment Fund to less than 5% of any class of voting securities and less than 25% of the total equity (including subordinated debt) of such Investment Fund. See “Other Risks: Banking Regulation.”

Types of Investments, Investment Strategies and Related Risks

Investment Funds may utilize various types of investments and investment strategies, including those described below. Where specifically stated, the Adviser, on behalf of the Master Fund, may also utilize such investments and strategies. It is possible that an Investment Fund or the Master Fund may make an investment that is not described below, which would be subject to its own particular risks.

Equity Securities

Investment Funds may hold long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Investment Funds also may invest in depositary receipts or shares relating to non-U.S. securities. See “—Non-U.S. Securities.” Equity securities fluctuate in value, often based on factors unrelated to the fundamental economic condition of the issuer of the securities, including general economic and market conditions, and these fluctuations can be pronounced. Investment Funds may purchase securities in all available securities trading markets and may invest in equity securities without restriction as to market capitalization.

Common Stocks. Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits, if any, of the entity without preference over any other shareholder or claim of shareholders, after making required payments to holders of the entity’s preferred stock and other senior equity. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

Preferred Stocks. Preferred stock generally has a preference as to dividends and upon the event of liquidation, over an issuer’s common stock, but it ranks junior to debt securities in an issuer’s capital structure. Preferred stock generally pays dividends in cash (or additional shares of preferred stock) at a defined rate, but unlike interest payments on debt securities, preferred stock dividends continue to accrue, but are payable only if declared by the issuer’s board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer’s common stock until all unpaid preferred stock dividends have been paid. Preferred stock may also be subject to optional or mandatory redemption provisions.

Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics, in that they generally (1) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (2) are less subject to fluctuation in value than the underlying common stock due to their fixed income characteristics and (3) provide the potential for capital appreciation if the market price of the underlying common stock increases.

The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock). Changes in interest rates influence the investment value of a convertible security, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed income security.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by an Investment Fund is called for redemption, the Investment Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on an Investment Fund’s ability to achieve its investment objective, which, in turn, could result in losses to the Master Fund and the Fund.

Bonds and Other Fixed Income Securities

Investment Funds may invest in bonds and other fixed income securities, both U.S. and non-U.S., and may take short positions in these securities. Investment Funds will invest in these securities when they offer opportunities for capital appreciation (or capital depreciation in the case of short positions) and may also invest in these securities for temporary defensive purposes and to maintain liquidity. Fixed income securities include, among other securities: bonds, notes and debentures issued by U.S. and non-U.S. corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities (“U.S. Government securities”) or by a non-U.S. government; municipal securities; and mortgage-backed and asset backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

U.S. Government securities in which the Investment Funds may invest include, but are not limited to, direct U.S. Treasury bonds, notes and bills, as well as the obligations of the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, Government National Mortgage Association, Federal National Mortgage Association, Federal Financing Bank, General Services Administration, Student Loan Marketing Association, Central Bank for Cooperatives, Federal Home Loan Banks, Federal Home Loan Mortgage Corporation, Federal Intermediate Credit Banks, Federal Land Banks, Federal Farm Credit Banks and Maritime Administration. Obligations of certain U.S. Government agencies and instrumentalities are supported by the full faith and credit of the U.S. Treasury; others are supported by the issuer’s right to borrow from the Treasury; others are supported by the discretionary authority of the U.S. Government to purchase the issuer’s obligations; still others are backed solely by the issuer’s credit. The U.S. Government may not provide support to a U.S. Government-sponsored issuer unless it is required to do so by law. The Adviser does not expect that the Investment Funds will invest in U.S. Government securities to a significant extent on a routine basis.

Investment Funds may invest in both investment grade and non-investment grade debt securities (commonly referred to as junk bonds). Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than issuers of higher-grade debt securities. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher-grade debt securities.

Mortgage-Backed Securities

Investment Funds may invest in mortgage-backed securities. The investment characteristics of mortgage-backed securities differ from traditional debt securities. Among the major differences are that interest and principal payments on mortgage-backed securities are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time. The adverse effects of prepayments may indirectly affect the Master Fund and, therefore, the Fund in two ways. First, particular investments may experience outright losses, as in the case of an interest-only security in an environment of faster than expected actual or anticipated prepayments. Second, particular investments may underperform relative to hedges that the Investment Funds may have entered into for these investments, resulting in a loss to the Investment Fund. In particular, prepayments (at par) may limit the potential upside of many mortgage-backed securities to their principal or par amounts, whereas their corresponding hedges often have the potential for large losses.

Investment Funds may also invest in structured notes, variable rate mortgage-backed securities, including adjustable-rate mortgage securities, which are backed by mortgages with variable rates, and certain classes of collateralized mortgage obligation derivatives, the rate of interest payable under which varies with a designated rate or index. The value of these investments is closely tied to the absolute levels of such rates or indices, or the market’s perception of anticipated changes in those rates or indices. This introduces additional risk factors related to the movements in specific indices or interest rates that may be difficult or impossible to hedge, and which also interact in a complex fashion with prepayment risks.

Non-U.S. Securities

Investment Funds may invest in securities of non-U.S. issuers and in depositary receipts or shares (of both a sponsored and non-sponsored nature), such as American Depositary Receipts, American Depositary Shares, Global Depositary Receipts or Global Depositary Shares, which represent indirect interests in securities of non-U.S. issuers. Sponsored depositary receipts are typically created jointly by a foreign private issuer and a depositary. Non-sponsored depositary receipts are created without the active participation of the foreign private issuer of the deposited securities. As a result, non-sponsored depositary receipts may be riskier than depositary receipts of a sponsored nature. Non-U.S. securities in which Investment Funds may invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets. Investments in non-U.S. securities are subject to risks generally not present in the United States. These risks include: varying custody, brokerage and settlement practices; difficulty in pricing of securities; less public information about issuers of non-U.S. securities; less governmental regulation and supervision over the issuance and trading of securities than in the United States; the lack of availability of financial information regarding a non-U.S. issuer or the difficulty of interpreting financial information prepared under non-U.S. accounting standards; less liquidity and more volatility in non-U.S. securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in non-U.S. countries. Moreover, governmental issuers of non-U.S. securities may be unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated. Investment in non-U.S. countries typically also involves higher brokerage and custodial expenses than does investment in U.S. securities.

Other risks of investing in non-U.S. securities include changes in currency exchange rates (in the case of securities that are not denominated in U.S. dollars) and currency exchange control regulations or other non-U.S. or U.S. laws or restrictions, or devaluations of non-U.S. currencies. A decline in the exchange rate would reduce the value of certain Investment Funds’ non-U.S. currency denominated portfolio securities irrespective of the performance of the underlying investment. An Investment Fund may also incur costs in connection with conversion between various currencies.

The risks associated with investing in non-U.S. securities may be greater with respect to those issued by companies located in emerging industrialized or less developed countries. Risks particularly relevant to emerging markets may include higher dependence on exports and the corresponding importance of international trade, greater risk of inflation, greater controls on foreign investment and limitations on repatriation of invested capital, increased likelihood of governmental involvement in and control over the economies, governmental decisions to cease support of economic reform programs or to impose centrally planned economies, and less developed corporate laws regarding fiduciary duties of officers and directors and protection of investors.

Forward currency exchange contracts. An Investment Fund may enter into forward currency exchange contracts for hedging and non-hedging purposes in pursuing its investment objective. Forward currency exchange contracts are transactions involving an Investment Fund’s obligation to purchase or sell a specific currency at a future date at a specified price. Forward currency exchange contracts may be used by an Investment Fund for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when an Investment Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Investment Fund to “lock in” the U.S. dollar price of the security. An Investment Fund may also use forward currency exchange contracts to attempt to protect the value of the Investment Fund’s existing holdings of non-U.S. securities. Imperfect correlation may exist, however, between an Investment Fund’s non-U.S. securities holdings and the forward currency exchange contracts entered into with respect to those holdings. An Investment Fund may use forward currency exchange contracts for non-hedging purposes in seeking to meet its investment objective, such as when the Investment Manager anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though the Investment Fund’s investment portfolio does not then hold securities denominated in those currencies.

Generally, Investment Funds are subject to no requirement that they hedge all or any portion of their exposure to non-U.S. currency risks, and there can be no assurance that hedging techniques will be successful if used.

Distressed Securities

Certain of the companies in whose securities the Investment Funds may invest may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of these companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies’ securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within the companies. An Investment Fund’s investment in any instrument is subject to no minimum credit standard and a significant portion of the obligations and preferred stock in which an Investment Fund may invest may be less than investment grade (commonly referred to as junk bonds), which may result in the Master Fund’s experiencing greater risks than it would if investing in higher rated instruments.

Foreign Currency Transactions

Investment Funds may engage in foreign currency transactions for a variety of purposes, including to fix in U.S. dollars, between trade and settlement date, the value of a security an Investment Fund has agreed to buy or sell, or to hedge the U.S. dollar value of securities the Investment Fund already owns, particularly if the Investment Manager expects a decrease in the value of the currency in which the foreign security is denominated.

Foreign currency transactions may involve, for example, the purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies, which would involve an Investment Fund agreeing to exchange an amount of a currency it did not currently own for another currency at a future date in anticipation of a decline in the value of the currency sold relative to the currency the Investment Fund contracted to receive in the exchange. An Investment Manager’s success in these transactions will depend principally on its ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

Money Market Instruments

Each Investment Fund may invest, for defensive purposes or otherwise, some or all of an Investment Fund’s assets in high-quality fixed income securities, money market instruments and money market funds, or hold cash or cash equivalents in such amounts as the Investment Manager deems appropriate under the circumstances. The Master Fund also may invest in these instruments, pending the investment of assets in the Investment Funds or to maintain liquidity necessary to effect repurchase of Interests. Money market instruments are high-quality, short-term fixed income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation. A money market fund’s ability to maintain a $1.00 per share net asset value (“NAV”) at all times could be affected by a sharp rise in interest rates causing the value of a money market fund’s investments and its share price to drop, a drop in interest rates that reduces the money market fund’s yield or the downgrading or default of any of the money market fund’s holdings. The Securities and Exchange Commission (“SEC”) recently adopted amendments to its rules relating to money market funds. Among other changes, the amendments impose more stringent average maturity limits, higher credit quality standards and new liquidity requirements on money market funds. While these amendments are designed to further reduce the risks associated with investments in money market funds, they also may reduce a money market fund’s yield potential.

Repurchase Agreements

The Master Fund may invest temporarily in repurchase agreements transactions. Repurchase agreements are transactions under which the buyer acquires ownership of securities, and the seller agrees, at the time of the sale, to repurchase the securities on a mutually agreed upon date and price thereby determining the yield during the holding period. If the seller of a repurchase agreement fails to repurchase the security in accordance with the terms of the agreement, the buyer may incur a loss to the extent that the proceeds it realizes on the sale of the security are less than the repurchase price. An Investment Fund may also engage in repurchase agreement transactions, including a “continuing contract” or “open” repurchase agreement under which the seller has a continuing obligation to repurchase the underlying obligation from the Investment Fund on demand and the effective interest rate is negotiated on a daily basis.

Reverse Repurchase Agreements

The Investment Funds may enter into reverse repurchase agreements. Reverse repurchase agreements involve a sale of a security by an Investment Fund to a bank or securities dealer and the Investment Fund’s simultaneous agreement to repurchase the security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Investment Fund. Reverse repurchase agreements also involve the risk that the market value of the portfolio security sold by the Investment Fund may decline below the price of the securities the Investment Fund is obligated to purchase. Reverse repurchase transactions are a form of leverage that may also increase the volatility of an Investment Fund’s investment portfolio.

Initial Public Offerings

The Investment Funds may purchase securities of companies in initial public offerings or shortly after those offerings are complete. Special risks associated with these securities may include a limited number of shares available for trading, lack of a trading history, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies. The limited number of shares available for trading in some initial public offerings may make it more difficult for an Investment Fund to buy or sell significant amounts of shares without an unfavorable effect on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which investors may not widely understand. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving revenues or operating income.

Small-Capitalization Issuers

Investment Funds may invest in small-capitalization companies. Investments in small-capitalization companies often involve significantly greater risks than the securities of larger, better-known companies because they may lack the management expertise, financial resources, product diversification and competitive strengths of larger companies. The prices of the securities of small-capitalization companies may be subject to more abrupt or erratic market movements than larger, more established companies, as these securities typically trade in lower volume and the issuers typically are more prone to changes in earnings and prospects. In addition, when selling large positions in small-capitalization securities, the seller may have to sell holdings at discounts from quoted prices or may have to make a series of small sales over a period of time.

Leverage

Some or all of the Investment Funds may make margin purchases of securities and, in connection with these purchases, borrow money from brokers and banks for investment purposes. This practice, which is known as

“leverage,” is speculative and involves certain risks. The Adviser does not currently anticipate that the Master Fund will engage directly in transactions involving leverage to a significant extent. The Master Fund may, however, borrow money in connection with its investment activities, for temporary cash management purposes, to meet repurchase requests or for temporary or emergency purposes. See “—Borrowing.” The Fund will not leverage its investments. In general, the use of leverage by Investment Funds or the Master Fund may increase the volatility of the Investment Funds or the Master Fund. In addition, the use of leverage may subject tax-exempt entities that invest in the Fund to tax on a portion of their share of the Fund’s income and gains.

Trading equity securities on margin involves an initial cash requirement representing at least a percentage of the underlying security’s value. Borrowings to purchase equity securities are typically secured by the pledge of those securities. Investment Funds may also finance securities purchases through the use of reverse repurchase agreements with banks, brokers and other financial institutions. Although leverage will increase investment returns if an Investment Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease the return on an Investment Fund if the Investment Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will in this way magnify the volatility of changes in the value of an investment in the Investment Funds. In the event that an Investment Fund’s equity or debt instruments decline in value, the Investment Fund could be subject to a “margin call” or “collateral call,” under which the Investment Fund must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of an Investment Fund’s assets, the Investment Fund might not be able to liquidate assets quickly enough to pay off its borrowing. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. The Investment Fund may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

Section 18 of the 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This requirement means that the value of the investment company’s total indebtedness may not exceed one-third the value of its total assets (including the indebtedness). This limit does not apply to the majority of the underlying Investment Funds in which the Master Fund invests so the Master Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds and thus increase the volatility of the value of Interests.

In seeking “leveraged” market exposure in certain investments and in attempting to increase overall returns, an Investment Fund may purchase options and other synthetic instruments that do not constitute “indebtedness” for purposes of the Asset Coverage Requirement. These instruments may nevertheless involve significant economic leverage and may, in some cases, involve significant risks of loss.

Short Sales

An Investment Fund may attempt to limit its exposure to a possible market decline in the value of its portfolio securities through short sales of securities that its Investment Manager believes possess volatility characteristics similar to those being hedged. An Investment Fund may also use short sales for non-hedging purposes to pursue its investment objectives if, in the Investment Manager’s view, the security is over-valued in relation to the issuer’s prospects for earnings growth. Short selling is speculative in nature and, in certain circumstances, can substantially increase the effect of adverse price movements on an Investment Fund’s portfolio. A short sale of a security involves the risk of an unlimited increase in the market price of the security that can in turn result in an inability to cover the short position and a theoretically unlimited loss. There can be no assurance that securities necessary to cover an Investment Fund’s short position will be available for purchase.

An Investment Fund may make “short sales against-the-box,” in which it will sell short securities it owns or has the right to obtain without payment of additional consideration. If an Investment Fund makes a short sale against-the-box, it will be required to set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into those securities) and will be required to hold those securities while the short sale is outstanding. An Investment Fund will incur transaction costs, including interest expenses, in connection with initiating, maintaining and closing out short sales against-the-box.

Borrowing

The Master Fund may borrow money in connection with its investment activities, for temporary cash management purposes, to meet repurchase requests or for temporary or emergency purposes. The Fund may borrow money to meet repurchase requests, for cash management purposes and for temporary or emergency purposes. The use of borrowings for investment purposes involves a high degree of risk. The Master Fund generally intends to borrow money only in limited circumstances when attractive investment opportunities are available and sufficient cash or other liquid resources are not otherwise available, or where the Adviser believes it would not be prudent to sell existing portfolio holdings. The Master Fund anticipates that such borrowing will be on a short-term basis and not substantial. The Master Fund will repay any borrowing incurred using the first available funds, including proceeds from withdrawals from Investment Funds or proceeds from the offering of Interests, in order to minimize the interest expense and other borrowing costs. If the Fund or the Master Fund borrows to finance repurchases, interest on that borrowing will negatively affect Members who do not have all of their Interests repurchased by the Fund, by increasing the Fund’s and the Master Fund’s expenses and reducing any net investment income.

The Fund and the Master Fund are not permitted to borrow for any purposes if, immediately after such borrowing, they would fail to comply with the Asset Coverage Requirement under the 1940 Act. In addition, under Section 18 of the 1940 Act, neither the Fund nor the Master Fund may declare distributions, or purchase its securities (including through repurchase offers) if, immediately after doing so, it would have an asset coverage of less than 300% of the total outstanding principal balance of indebtedness. Thus, the Fund and the Master Fund must limit their borrowings and leverage practices to the extent necessary to permit the repurchase of securities pursuant to any offer by the Fund to repurchase Interests, at such times and on such terms as may be determined by the Board, in its sole discretion (and to permit any corresponding repurchase by the Master Fund), without causing the Fund or the Master Fund, as applicable, to have an asset coverage of less than 300%.

To the extent that the Master Fund borrows money in connection with its investment activities, the value of its net assets will tend to increase or decrease at a greater rate than if no borrowing occurred due to the resultant leverage. If the Master Fund’s investments decline in value, Members’ loss will be magnified if the Master Fund has borrowed money to make investments.

If the Fund and the Master Fund do not generate sufficient cash flow from operations, they may not be able to repay borrowings, or the Master Fund may be forced to sell investments at disadvantageous times in order to repay borrowings. While borrowings are outstanding, the continued interest expense might adversely affect performance and may prevent the Master Fund from taking advantage of attractive investment opportunities. Performance could also be negatively impacted if the Master Fund was forced to sell investments to repay borrowings (including borrowings incurred to finance repurchases). Such sales could also increase the Master Fund’s portfolio turnover rate.

The rights of any lenders to the Fund to receive payments of interest or payments of principal will be senior to those of the Members, and the terms of any borrowings may contain provisions that limit certain activities of the Fund, including distributions (if any) to Members. Interest payments and fees incurred in connection with borrowings will increase the Fund’s expense ratio and will reduce any income the Fund otherwise has available for distributions.

Investment Strategies and Related Risks

The Master Fund and the Fund are subject to Investment Fund strategy risk. Strategy risk refers to the failure or deterioration of investment or trading techniques employed within or across strategies, such that some or all Investment Managers employing such techniques may suffer significant losses. Losses associated with strategy risk may result from excessive concentration by multiple Investment Managers in the same or similar trading positions. Likewise, broad events or market dislocations, particularly those accompanied by illiquidity, may adversely affect a wide range of Investment Funds in certain strategies. Many of the trading or investment strategies employed by Investment Funds are speculative and involve substantial risks.

Although the Adviser intends to focus the Master Fund’s portfolio with Investment Managers who focus on global long/short equities and to maintain at least an 80% allocation to long/short equity strategies in the Master Fund portfolio, the Fund and the Master Fund will not otherwise be limited with respect to the types of investment strategies that Investment Managers may employ or the markets or instruments in which they invest. Following are descriptions of certain of the investment strategies utilized by Investment Managers in the general hedged equity, event driven, distressed securities, short-selling, opportunistic/macro and international/emerging markets trading sectors. The Investment Managers may employ other strategies as well. There can be no assurance that the Investment Managers will succeed in any of these strategies.

General Hedged Equity. Discretionary long/short equity investing in securities that are deemed to be either undervalued or overvalued, or show the potential for growth (or deterioration) in future earnings. Market exposure can be variable, and may range from net short to net long. Certain Investment Managers may specialize in a particular industry, sector or region. Investment Managers in this strategy typically employ a low to moderate degree of leverage. Certain of these Investment Managers may also employ long-biased, discretionary or directional trading in a specific market sector or region, or by utilizing a specific investment methodology.

Event Driven. Equity-oriented investing designed to capture price movement generated by an anticipated corporate event. This strategy involves trading in securities of companies involved in mergers, acquisitions, or reorganizations. Investment Managers in this strategy employ risk management and hedging techniques to partially mitigate the effects of transactions that fail to materialize.

Distressed Securities. Discretionary investing in equities, bonds or claims of companies in or emerging from bankruptcy, or undergoing a restructuring process. This strategy can also include investments in nonperforming or subperforming bank loans and emerging market debt. Investments are usually concentrated in debt instruments. Some Investment Managers may actively participate in the restructuring of companies in which they invest. The extent of leverage employed varies.

Short Selling. Selling short the stock of companies which are perceived to be overvalued or may be subject to a downward price movement due to fundamental factors such as fraud, over promotion, excess debt or cash flow problems. Investment Managers use a range of discretionary investment methodologies, may or may not remain fully invested and use varying degrees of leverage.

Opportunistic/Macro. Directional trading in markets and strategies that are determined by the Investment Manager based upon its fundamental view of equity, fixed income, commodities or currency markets. Investment Managers typically rely on macroeconomic, discretionary models to invest across countries, markets, sectors and companies, and have the flexibility to invest in a wide range of financial instruments. The use of leverage varies considerably.

International/Emerging Markets. Investment Managers look for overvalued and undervalued investment opportunities in companies based overseas. Investments may have a regional focus and may be invested in both equity and debt instruments. Investment Managers typically have an expertise in a region and have close contacts with respect to investment opportunities in that region.

Special Investment Instruments and Techniques

Investment Funds may utilize a variety of special investment instruments and techniques described below to hedge the portfolios of the Investment Funds against various risks, such as changes in interest rates or other factors that affect security values, or for non-hedging purposes in seeking to achieve an Investment Fund’s investment objective. The Adviser, on behalf of the Master Fund, may also use these special investment instruments and techniques for either hedging or non-hedging purposes. These strategies may be executed through Derivatives. The instruments used and the particular manner in which they are used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of these special investment instruments and techniques are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

Derivatives. Investment Funds may invest in, or enter into, Derivatives. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of a particular Derivative and the portfolio of the Investment Fund as a whole. Derivatives permit an Investment Manager to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the Investment Manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential effect on performance of an Investment Fund. The Investment Manager’s use of Derivatives may include total return swaps, options and futures designed to replicate the performance of a particular Investment Fund or to adjust market or risk exposure.

If an Investment Fund invests in Derivatives at inopportune times or incorrectly judges market conditions, the investments may lower the return of the Investment Fund or result in a loss. An Investment Fund also could experience losses if Derivatives are poorly correlated with its other investments, or if the Investment Fund is unable to liquidate the position because of an illiquid secondary market. The market for many Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

Options and Futures. Investment Funds may utilize options and futures contracts and so-called “synthetic” options or other Derivatives written by broker-dealers or other permissible financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, the Investment Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Investment Fund may have difficulty closing out its position. Over-the-counter options also may include options on baskets of specific securities.

Investment Funds may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes in pursuing the investment objectives of the Investment Funds. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option is a call option with respect to which the seller of the option owns the underlying security. The sale of such an option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on the books of or with a custodian to fulfill the obligation undertaken. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while depriving the seller of the opportunity to invest the segregated assets.

Investment Funds may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, the Investment Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.

Investment Funds may enter into futures contracts in U.S. markets or on exchanges located outside the United States. Non-U.S. markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Non-U.S. markets, however, may have greater risk potential than U.S. markets. For example, some non-U.S. exchanges are principal markets in which no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits realized could be eliminated by adverse changes in the exchange rate, and the Master Fund or an Investment Fund could incur losses as a result of those changes. Transactions on non-U.S. exchanges may include both commodities that are traded on U.S. exchanges and those that are not. Unlike trading on U.S. commodity exchanges, trading on non-U.S. commodity exchanges is not regulated by the U.S. Commodity Futures Trading Commission.

Engaging in transactions in futures contracts involves risk of loss to the Master Fund or the Investment Fund that could adversely affect the value of the Investment Fund’s and the Master Fund’s net assets. There can be no assurance that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Master Fund or the Investment Funds to substantial losses. Successful use of futures also is subject to the Adviser’s or an Investment Manager’s ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Positions of the SEC and its staff may require the Adviser or an Investment Manager to segregate permissible liquid assets in connection with their options and commodities transactions in an amount generally equal to the value of the underlying option or commodity. The segregation of these assets will have the effect of limiting the Adviser’s or the Investment Manager’s ability otherwise to invest those assets. While the Investment Funds may engage in transactions involving options and commodities, the Master Fund will not directly engage in, nor will it segregate assets in connection with, such transactions.

Call and Put Options on Securities Indices. Investment Funds may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes in seeking to achieve the investment objectives of the Investment Funds. A stock index fluctuates with changes in the market values of the stocks included in the index. Successful use of options on stock indexes is subject to the Investment Manager’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment, which requires different skills and techniques from those involved in predicting changes in the price of individual stocks.

Warrants and Rights. Investment Funds may invest in warrants and rights. Warrants and rights may be purchased separately or may be received as part of a unit or attached to securities purchased. Warrants are Derivatives that permit, but do not obligate, their holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any interest in the assets of the issuer. As a result, warrants and rights may be more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

Swap Agreements. Investment Funds may enter into equity, interest rate, index and currency rate swap agreements in order to obtain a particular return when it is desirable to do so, possibly at a lower cost than if the Investment Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” that is, the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular non-U.S. currency, or in a “basket” of securities representing a particular index.

Most swap agreements entered into by an Investment Fund would require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps is limited to the net amount of interest payments that the Investment Fund is contractually obligated to make. If the other party to a swap defaults, the Investment Fund’s risk of loss consists of the net amount of payments that the Investment Fund contractually is entitled to receive.

To achieve investment returns equivalent to those achieved by an Investment Manager in whose Investment Fund the Master Fund could not invest directly, perhaps because of its investment minimum or its unavailability for direct investment, the Master Fund may enter into swap agreements under which the Master Fund may agree, on a net basis, to pay a return based on a floating interest rate, and to receive the total return of the reference Investment Fund over a stated time period. The Master Fund may seek to achieve the same investment result through the use of other Derivatives in similar circumstances.

Lending Portfolio Securities. Investment Funds may lend their securities to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Investment Fund remains entitled to payments in amounts equal to the interest, dividends or other distributions payable in respect of the loaned securities, which affords the Investment Fund an opportunity to earn interest on the amount of the loan and on the loaned securities’ collateral. The Investment Fund receives collateral for the loan consisting of cash, U.S. Government securities or irrevocable letters of credit that will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Investment Fund may experience loss if the institution with which the Investment Fund has engaged in a portfolio loan transaction breaches its agreement with the Investment Fund.

When-Issued and Forward Commitment Securities. Investments Funds may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by an Investment Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Investment Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If an Investment Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. The risk exists that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by an Investment Fund on a forward basis will not honor its purchase obligation. In such cases, an Investment Fund or the Master Fund may incur a loss.

Restricted and Illiquid Investments. Investment Funds may invest a portion of the value of their total assets in restricted securities and other investments that are illiquid. The Master Fund may likewise, without limitation, invest in such securities and investments. The Investment Funds in which the Master Fund invests will themselves generally be illiquid. See also “—Risks of Fund of Hedge Funds Structure—Investment Fund Interests Generally Illiquid; Lack of Liquidity of Master Fund.” Restricted securities are securities that may not be sold to the public without an effective registration statement under the Securities Act or that may be sold only in a privately negotiated transaction or pursuant to an exemption from registration.

When registration is required to sell a security, an Investment Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Investment Fund may be permitted to sell a security under an effective registration statement. If adverse market conditions were to develop during this period, an Investment Fund might obtain a less favorable price than the price that prevailed when the Investment Fund decided to sell. Investment Funds may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased the securities.

Counterparty Credit Risk. The markets in which the Investment Funds effect their transactions may be “over-the-counter” or “interdealer” markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange based” markets. To the extent an Investment Fund invests in swaps, Derivatives or synthetic instruments, or other over-the-counter transactions in these markets, the Investment Fund may take a credit risk with regard to parties with which it trades and also may bear the risk of settlement default. These risks may differ materially from those involved in exchange-traded transactions, which generally are characterized by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from these protections, which in turn may subject the Investment Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem. Such “counterparty risk” is increased for contracts with longer maturities when events may intervene to prevent settlement. The ability of the Investment Funds to transact business with any one or any number of counterparties, the lack of any independent evaluation of the counterparties or their financial capabilities, and the absence of a regulated market to facilitate settlement, may increase the potential for losses by the Master Fund.

Control Positions. Investment Funds may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of taking a control position, or seeking to take such a position, may itself subject an Investment Fund to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved adverse to the Investment Funds, the investing Investment Funds likely would suffer losses on their investments.

Risks of Fund of Hedge Funds Structure

Following are the principal risks that relate to the fund of hedge funds investment approach:

Investment Funds Not Registered. The Investment Funds generally will not be registered as investment companies under the 1940 Act. The Master Fund, as an investor in these Investment Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies.

Although the Adviser will receive information from each Investment Fund regarding its investment performance and investment strategy, the Adviser may have little or no means of independently verifying this information. An Investment Fund may use proprietary investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser. The performance of the Master Fund and, therefore, the Fund, depends on the success of the Adviser in selecting Investment Funds for investment by the Master Fund and the allocation and reallocation of Master Fund assets among those funds.

Availability of Information. For the Fund and the Master Fund to complete their tax reporting requirements and for the Fund to provide an audited annual report to Members, they must receive timely information from the Investment Funds. An Investment Fund’s delay in providing this information could delay the Fund’s preparation of tax information for investors, which could require Members to seek extensions of the time to file their tax returns or could delay the preparation of the Fund’s annual report.

Multiple Levels of Fees and Expenses; Duplicative Transaction Costs. An investor in the Fund could invest directly in the Investment Funds if the Investment Fund’s eligibility conditions were met. By investing in the Investment Funds indirectly through the Fund as an investor in the Master Fund, an investor bears a portion of the Management Fee, the Incentive Fee, the Administrative Fee and other expenses at the Fund and the Master Fund level, and also indirectly bears a portion of the asset-based fees, performance-based fees and other expenses borne by the Master Fund as an investor in the Investment Funds. This layering of fees often occurs in master-feeder structures of this type.

Generally, asset-based fees payable to Investment Managers will range from 1% to 3% (annualized) of the net asset value of the Master Fund’s investment in the Investment Fund, and performance-based fees will generally range from 15% to 30% of the Master Fund’s share of the net profits earned by the Investment Fund. Each Investment Manager will receive any performance-based fees to which it is entitled irrespective of the performance of the other Investment Managers and the Master Fund generally. As a result, an Investment Manager with positive performance may receive compensation from the Investment Fund, and thus indirectly from the Fund and its Members, even if the Master Fund’s overall returns are negative.

Investment Managers make investment decisions for the Investment Funds independently of each other so that, at any particular time, one Investment Fund may be purchasing shares of an issuer whose shares are being sold at the same time by another Investment Fund. Investing by Investment Funds in this manner will cause the Master Fund to indirectly incur certain transaction costs without accomplishing any net investment result.

Inability to Invest in Investment Funds. Because the Master Fund may make additional investments in or withdrawals from Investment Funds only at certain times according to limitations set out in the governing documents of the Investment Funds, the Master Fund from time to time may have to invest some of its assets temporarily in high-quality fixed income securities, money market instruments, money market funds or repurchase agreements, or hold cash or cash equivalents. During this time that the Master Fund’s assets are not invested in Investment Funds, that portion of the Master Fund’s assets will not be used to pursue the Master Fund’s investment objective. In addition, the Master Fund pays the full amount of the Management Fee and the Fund pays the full amount of any Incentive Fee even while the Master Fund’s assets are invested only in temporary investments.

Investment Fund Interests Generally Illiquid; Lack of Liquidity of Master Fund. The interests in the Investment Funds in which the Master Fund invests are generally illiquid and, consequently, the Master Fund may be illiquid. The Master Fund may make investments in, or withdrawals from, the Investment Funds only at certain times specified in the governing documents of the Investment Funds. The Master Fund typically is able to dispose of Investment Fund interests that it has purchased only on a periodic basis such as monthly, quarterly, semi-annually or over longer periods with specified advance notice requirements and, if adverse market conditions develop during any period in which the Master Fund is unable to sell Investment Fund interests, the Master Fund might obtain a less favorable price than that which prevailed when it decided to buy or sell. In addition, Investment Funds may impose certain restrictions on withdrawals, such as lock-ups, gates, or suspensions of withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions (such as those experienced by many hedge funds since late 2008). During such periods the Master Fund may not withdraw all or part of its interest in the Investment Fund, or may withdraw only by paying a penalty.

Some of the Investment Funds may hold a portion of their investments, in particular investments that are illiquid, in so-called designated investments, side pockets or side cars. Side pockets are sub-funds within the

Investment Funds that create a structure to invest in illiquid and/or hard to value securities and are valued independently from the general portfolio with distinct allocation, distribution and redemption terms. Side cars are separate legal entities created to similarly hold a portion of an Investment Fund’s assets in order to facilitate realization of value or liquidation of such assets. The liquidation of side pockets or side cars occurs over a much longer period than that applicable to the Investment Funds’ general portfolio. Were the Master Fund to seek to liquidate its investment in an Investment Fund which maintains some of its investments in a side pocket or side car, the Master Fund might not be able to fully liquidate its investment without delay, which could be considerable, during which time, the value of its investment would fluctuate. In addition, if an Investment Fund establishes a side pocket or side car prior to the Master Fund’s investing in the Investment Fund, it may not be exposed to the performance of the Investment Funds held in the side pocket or side car.

There may be times when the Adviser intends to withdraw all or a portion of the Master Fund’s investment in an Investment Fund but cannot immediately do so even when other investors in the Investment Fund are able to withdraw. The Fund may need to suspend or postpone repurchase offers to Members if the Master Fund is not able to dispose of Investment Fund interests in a timely manner, thus affecting negatively the Members’ liquidity.

In addition, as a result of delays in the Master Fund’s ability to withdraw from an Investment Fund, the Master Fund may need to borrow money to fund new investments in Investment Funds or to meet repurchase requests from the Fund. A portion of the proceeds of the offering of the Interests may be used to pay down any outstanding borrowing which the Master Fund may incur to fund new investments and for other purposes, as described under “Use of Proceeds.”

In-Kind Distributions by Investment Funds. Investment Funds may be permitted to distribute securities in kind to investors, including the Master Fund. The Master Fund expects that in the event of an in-kind distribution, it will typically receive securities that are illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interest of the Master Fund. However, the Adviser may not be able to dispose of these securities at favorable prices or at all, which would have an adverse effect on the Master Fund’s performance, or at favorable times, which may adversely affect the Master Fund’s ability to make other investments.

Valuation. Certain securities in which the Investment Funds invest may not have a readily ascertainable market price and will be valued by the Investment Managers. Although the Adviser will conduct a due diligence review of the valuation methodology utilized by the Investment Funds and will monitor all Investment Funds and compare their monthly results with those of peer hedge fund managers, the valuations provided by the Investment Managers generally will be conclusive with respect to the Master Fund. The Master Fund may, however, change such valuations if there is a clearly discernible reason not to trust their accuracy or there are other reasons to believe that such valuations do not reflect the fair value of the Investment Funds. For a detailed description of the valuation process and the Adviser’s due diligence, see “Capital Accounts and Allocations—Net Asset Valuation.” Reliance upon such valuations will occur even though an Investment Manager may face a conflict of interest in valuing the securities, as their value will affect the Investment Manager’s compensation.

The Adviser is required to consider all relevant information available at the time the Master Fund values its portfolio. However, in most cases, the Adviser has limited ability to confirm independently the accuracy of the valuations received from an Investment Fund because the Adviser does not generally have access to all necessary financial and other information relating to the Investment Funds to determine independently the Investment Funds’ net asset values. The Fund relies on the net asset value reported by the Master Fund in determining its own net asset value.

In addition, the net asset values or other valuation information received by the Adviser from the Investment Funds may be subject to revision through the end of each Investment Fund’s annual audit. Such adjustments or revisions, whether increasing or decreasing the net asset value of the Master Fund and, therefore, also the net asset value of the Fund, at the time they occur, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds of the Fund received by Members who had their Interests repurchased and received their repurchase proceeds prior to such adjustments.

Securities Believed to Be Undervalued or Incorrectly Valued. Securities that an Investment Manager believes are fundamentally undervalued or incorrectly valued may not ultimately be valued in the capital markets at prices and/or within the time frame the Investment Manager anticipates. As a result, the Master Fund may lose all or substantially all of its investment in an Investment Fund in any particular instance.

Dilution. If an Investment Manager limits the amount of capital that may be contributed to an Investment Fund from the Master Fund, or if the Master Fund declines to purchase additional interests in an Investment Fund, continued sales of interests in the Investment Fund to others may dilute the returns for the Master Fund from the Investment Fund.

Investments in Non-Voting Stock. The Master Fund may elect to hold its interest in an Investment Fund in non-voting form. Additionally, the Master Fund may choose to limit the amount of voting securities it holds in any particular Investment Fund and may, as a result, hold substantial amounts of non-voting securities in a particular Investment Fund. To the extent the Master Fund holds non-voting securities of an Investment Fund, it will not be able to vote on matters that require the approval of the investors in the Investment Fund. This restriction could diminish the influence of the Master Fund in an Investment Fund and adversely affect its investment in the Investment Fund, which could result in unpredictable and potentially adverse effects on the Fund and the Members.

Misconduct by Investment Managers. There is a risk of misconduct by Investment Managers. When the Adviser invests the Master Fund’s assets with an Investment Manager, the Master Fund does not have custody of the assets or control over their investment. Therefore, there is always the risk that the Investment Manager could divert or abscond with the assets, inaccurately or fraudulently report the Investment Fund’s value, fail to follow agreed upon investment strategies, provide false reports of operations, or engage in other misconduct. The Investment Managers with whom the Adviser invests the Master Fund’s assets are generally private and have not registered their securities or investment advisory operations under federal or state securities laws. This lack of registration, with the attendant lack of regulatory oversight, may enhance the risk of misconduct by the Investment Managers. There also is a risk that governmental or other authorities may take regulatory actions against Investment Managers, which may expose investors such as the Master Fund, which have placed assets with such Investment Managers, to losses.

Custody Risk. Custody of the Master Fund’s assets will be held in accordance with the requirements of Section 17(f) of the 1940 Act and the rules thereunder, which require, among other things, that such assets be held by certain qualified banks or companies and in compliance with certain specified conditions. However, the Investment Funds are not required to, and may not, hold custody of their assets in accordance with those requirements. As a result, bankruptcy or fraud at institutions, such as brokerage firms or banks, or administrators, into whose custody those Investment Funds have placed their assets could impair the operational capabilities or the capital position of the Investment Funds and may, in turn, have an adverse impact on the Fund and the Master Fund.

Litigation and Enforcement Risk. Investment Managers might accumulate substantial positions in the securities of a specific company and engage in a proxy fight, become involved in litigation or attempt to gain control of a company. Under such circumstances, the Master Fund conceivably could be named as a defendant in a lawsuit or regulatory action. There have been a number of widely reported instances of violations of securities laws through the misuse of confidential information, diverting or absconding with Investment Fund assets, falsely reporting Investment Fund values and performance, and other violations of the securities laws. Such violations may result in substantial liabilities for damages caused to others, for the disgorgement of profits realized and for penalties. Investigations and enforcement proceedings are ongoing, and it is possible that the Investment Managers may be charged with involvement in such violations. If that were the case, the performance records of the Investment Managers would be misleading. Furthermore, if the entity in which the Master Fund invested engaged in such violations, the Master Fund could be exposed to losses.

Regulatory Change. The regulation of the U.S. and non-U.S. securities and futures markets and investment funds such as the Fund and the Master Fund has undergone substantial change in the recent years, and such change is expected to continue for the foreseeable future. For example, the regulatory and tax environment for Derivatives in which Investment Managers may participate is evolving, and changes in the regulation or taxation of Derivatives may materially adversely affect the value of the Derivatives held by the Investment Funds and the ability of the Investment Funds to pursue their trading strategies. Similarly, the regulatory environment for leveraged investors and for hedge funds generally is evolving. The effect of regulatory change on the Fund and the Master Fund, while impossible to predict, could be substantial and adverse.

Lack of Transparency. Investment Funds may, consistent with applicable law, not disclose the contents of their portfolios. This lack of transparency may cause the Master Fund to be unable to determine the levels of ownership in certain asset classes in the Investment Funds.

OTHER RISKS

Investing in the Fund will involve risks other than those associated with investments made and investment strategies used by the Master Fund and the Investment Funds, including those described below:

Man-Glenwood Patent Application

The Master Fund is expected to have investors other than the Fund. PNC Long-Short TEDI Fund LLC, which is available to tax-exempt and tax-deferred investors, will also invest in the Master Fund. The Tax-Exempt Fund will be organized in a three-tier master-feeder structure that interposes an offshore entity between the Tax-Exempt Fund and the Master Fund. See “Structural Diagram.”

Man-Glenwood Lexington TEI, LLC, or an affiliate thereof, a non-affiliated investment company, filed a patent application relating to a structure that interposes a Cayman Islands entity between a registered investment company and an underlying master fund. In the event that the patent application is granted and it is determined that the master-feeder structure of which the Fund forms a part infringes on the patent, the Fund’s Board of Directors may determine to have the Master Fund enter into a licensing agreement pursuant to which the master-feeder structure may continue to operate without infringing on the patent. Such a licensing agreement will likely impose additional costs, in the form of licensing fees and other costs, on the Master Fund, the Fund and the Members. If a mutually agreeable license cannot be negotiated, then the Fund’s Board of Directors will be required to determine how to modify the master-feeder structure in order to address any patent infringement including, among others, (i) a complete liquidation of the master-feeder structure, including the Fund; (ii) a liquidation of the Tax-Exempt Fund and any related entity, while leaving the master-feeder structure of the Fund and the Master Fund intact; (iii) the collapse of the master-feeder structure of the Fund and the Master Fund so that the Fund owns the Investment Funds directly; or (iv) the replacement of the Fund with a new master-feeder structure and the transfer of the Members (and the Fund’s assets attributable to Members) to the new structure. The Fund may bear costs and expenses of modifying the master-feeder structure, and incur losses that would, in turn, be borne by the Members. There can be no assurance that these costs, expenses and losses will not have a material adverse effect on the Fund and on the Members’ investment in the Fund.

Incentive Fee Arrangements

The performance-based fee paid to each Investment Manager and the Incentive Fee may create an incentive for the Investment Managers or the Adviser, who receive a portion of the Incentive Fee from the Manager, to make investments that are riskier or more speculative than those that might have been made in the absence of the performance-based fee or the Incentive Fee.

“Master-Feeder” Structure—Other Investors in the Master Fund

The Master Fund may accept investments from feeder funds in addition to the two feeder funds currently being offered. Since each feeder fund can set its own transaction minimums, feeder-specific expenses, and other conditions, one feeder fund could offer access to the Master Fund on more attractive terms, or could experience better performance, than another feeder fund. The actions of larger feeder funds may harm smaller feeder funds. To the extent that other feeder funds tender for a significant portion of their interests, the assets of the Master Fund portfolio may decrease. The resulting reduction in the Master Fund’s asset base could limit the ability of the Adviser to implement successfully the investment program of the Master Fund and could have a material adverse effect on the Fund. Furthermore, the resulting reduction in the Master Fund’s asset base could cause the Fund’s expense ratio to increase to the extent contributions to the Master Fund’s portfolio do not offset the cash outflows. Members will not receive notification of other feeder funds’ repurchase requests and, therefore, may not have the opportunity to redeem their Interests in the Fund prior to or at the same time as the feeder fund that is requesting to have its interests repurchased.

As of the date of this prospectus, an affiliate of the Manager, PNC Investment Corp., owns a substantial majority of the outstanding interests in another feeder fund that invests substantially all of its investable assets in the Master Fund. This investment represents a substantial majority of the outstanding interests in the Master Fund. The affiliate is not required to maintain its investment in the feeder fund indefinitely, and the affiliate may tender all or a portion of its interest in the feeder fund for redemption or repurchase at any time. If the affiliate successfully tenders all or a portion of its interest in the feeder fund for redemption or repurchase, the resulting reduction in the Master Fund’s assets could limit the ability of the Adviser to implement successfully the investment program of the Master Fund and could have a material adverse effect on the Fund. Also, in the event of such a redemption or repurchase, the Master Fund might be reduced to too small a size for it to continue to operate efficiently. This could lead to a decision to liquidate the master-feeder structure, including the Fund.

Availability of Investment Opportunities

The business of identifying and structuring investments of the types contemplated by the Fund and the Master Fund is competitive and involves a high degree of uncertainty. The availability of investment opportunities generally will be subject to various factors, including, but not limited to, the investment strategies of the Investment Funds available, the timing of such Investment Funds’ subscription and redemption activities relative to those of the Master Fund, liquidity concerns, as well as market conditions and the prevailing regulatory or political climate. However, the Manager and the Adviser will always act in good faith and make allocations fairly, given the relevant circumstances. No assurance can be given that the Master Fund will be able to identify and complete attractive investments in the future or that it will be able to invest fully its subscriptions. Similarly, identification of attractive investment opportunities by Investment Funds is difficult and involves a high degree of uncertainty. Even if an attractive investment opportunity is identified by an Investment Manager, an Investment Fund may not be permitted to take advantage of the opportunity to the fullest extent desired. Investment vehicles sponsored, managed or advised by the Manager, the Adviser and their affiliates may seek investment opportunities similar to those the Fund and the Master Fund may be seeking, and none of these parties has an obligation to offer any opportunities it may identify to the Fund and the Master Fund.

Inadequate Return; Potential Loss of Investment

No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in the Fund. Investors should not commit money to the Fund unless they have the resources to sustain the loss of their entire investment in the Fund. No guarantee or representation is made that the Master Fund’s and the Investment Funds’ investment programs will be successful. Past performance is not indicative of future results.

Limited Liquidity; Repurchases of Interests; Transfer Limitations

The Fund is a closed-end, non-diversified, management investment company designed primarily for long-term investors. Investors should not invest in the Fund if they need a liquid investment. The Interests are considerably less liquid than shares of funds that trade on a stock exchange or shares of open-end investment companies. Interests in the Fund will not be traded on any securities exchange, are not expected to trade on any other market, and are subject to substantial restrictions on transferability and resale. There is no secondary trading market for the Interests and none is expected to develop. The transferability of Interests will be subject to certain restrictions contained in the LLC Agreement and may be affected by restrictions imposed under applicable securities laws. Subject to very limited exceptions, a Member will not be permitted to transfer an Interest without the written consent of the Board. The Board will consent to a transfer of an Interest only if it has determined, after consultation with counsel, that the transfer will not cause the Fund to be treated as a “publicly traded partnership” taxable as a corporation. The Interests are, therefore, not readily marketable. Because the Fund is a closed-end investment company, its Interests will not be redeemable at the option of Members, and they will not be exchangeable for interests of any other fund.

The Board, in its complete and absolute discretion, may cause the Fund to offer or make repurchase offers for outstanding Interests at their net asset value. In extreme cases, the Fund may not be able to complete repurchases if the Master Fund is unable to repurchase a portion of the Fund’s interest in the Master Fund, due to the Master Fund’s holding of illiquid investments. There will be a substantial period of time between the date as of which Members must submit a request to have their Interests repurchased and the date they can expect to receive payment for their Interests from the Fund. Members that have Interests accepted for repurchase will bear the risk that the Fund’s net asset value may fluctuate significantly between the time that the Members submit their repurchase requests and the date as of which the Interests are valued for purposes of the repurchase. Further, repurchases of Interests, if any, may be suspended or postponed in the sole discretion of the Board.

Consequently, an investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Interests and the underlying investments of the Fund. See “Redemptions, Repurchases and Transfers of Interests.”

Reporting Requirements

Members who beneficially own Interests that constitute more than 5% or 10% of the Fund’s Interests will be subject to beneficial ownership reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder. These provisions include requirements to file certain reports with the SEC. The Fund has no obligation to file such reports on behalf of such Members or to notify Members that such reports are required to be made. Members who may be subject to these requirements should consult with their legal advisers.

Potential Significant Effect of the Performance of a Limited Number of Investments

The Adviser expects that the Master Fund generally will participate in multiple investments. The Master Fund may, however, make investments in a limited number of Investment Funds, and Investment Funds may make investments in a limited number of portfolio companies. In either instance, these limited number of investments may have a significant effect on the performance of the Master Fund and, therefore, the Fund.

Tax Considerations; Distributions to Members and Payment of Tax Liability

The Fund does not intend to make distributions of its net income or gains, if any, to Members. Nonetheless, a Member will be required each year nonetheless to pay applicable U.S. federal, state and local income taxes on its share of the Fund’s taxable income and realized gains (including the Fund’s share of the Master Fund’s income and gains). As a consequence, a non-withdrawing Member will generally be required to use cash from other sources in order to pay these taxes. See “Certain Material Tax Considerations” for a summary of certain significant U.S. federal income and other tax consequences that are relevant to an investment in the Fund.

Banking Regulation

The BHC Act, together with the rules and regulations of the Board of Governors of the Federal Reserve System, currently impose certain restrictions on the ability of bank holding companies and their subsidiaries to own equity securities of certain issuers. The Manager, is a subsidiary of PNC, a financial holding company regulated by the Federal Reserve System under the BHC Act. As of June 30, 2010, PNC Investment Corp., an affiliate of PNC and the Manager, owned 80.83% of the Interests in the Fund and indirectly owned 69.56% of the Master Fund.

PNC intends to hold any indirect interest it may have in the Master Fund (through the Fund) in reliance on the authority provided by Section 4(c)(7) of the BHC Act. Under Section 4(c)(7), a bank holding company may own up to 100% of the shares of an investment company that is solely engaged in investing in securities and that itself does not own or control, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities or 25% or more of the total equity (including subordinated debt) of any company. A “company” for this purpose would include any underlying Investment Fund, and therefore the Master Fund’s investments in each Investment Fund will be subject to these limitations.

Neither PNC nor the Manager expects that the restrictions imposed by the BHC Act will adversely impact the investment operations of the Fund or the Master Fund.

PNC as Lender to Issuers of Securities in which the Master Fund Invests

The Adviser will not cause the Master Fund to make loans to or receive loans from PNC or its affiliates. PNC or its affiliates may lend to issuers of securities that are owned by the Master Fund or that are owned by the Investment Funds, or to affiliates of those issuers, or may receive guarantees from the issuers of those securities. In making and administering such loans, PNC or its affiliates may take actions against those issuers, including, but not limited to, restructuring a loan, foreclosing on the loan, requiring additional collateral from an issuer, charging significant fees and interest to the issuer, placing the issuer in bankruptcy, or demanding payment on a loan guarantee, any of which may be contrary to the interests of the Master Fund. If that happens, the security issued by the borrower or the guarantor or the affiliate that is owned by the Master Fund or the Investment Funds may lose some or all of its value.

The Adviser will not cause the Master Fund to invest in an issuer of securities which the Adviser knows to have a lending relationship with PNC or its affiliates. However, neither PNC nor its affiliates provide the Adviser with access to information concerning PNC’s or its affiliates lending customers and, therefore, the Adviser may, in fact, without the Adviser’s knowledge, cause the Master Fund to invest in the securities of PNC’s or its affiliates lending clients.

LIMITS OF RISK DISCLOSURES

The above discussion of the various risks associated with the Fund, the Master Fund and the Interests is not, and is not intended to be, a complete enumeration or explanation of the risks associated with an investment in the Fund. Prospective investors should read this entire prospectus and the LLC Agreement and consult with their own advisers before deciding whether to invest in the Fund. In addition, as the Fund’s investment program changes or develops over time, an investment in the Fund may be subject to risk factors not described in this prospectus.

In view of the risks noted above, the Fund should be considered a speculative investment, and investors should invest in the Fund only if they can sustain a complete loss of their investment. No guarantee or representation is made that the investment program of the Fund, the Master Fund or any Investment Fund will be successful, that the various Investment Funds selected will produce positive returns or that the Fund will achieve their investment objective.

INVESTMENT POLICIES AND RESTRICTIONS

The Fund’s and the Master Fund’s investment objective is non-fundamental. The Fund’s investment objective may be changed by the Board without Member approval. The Fund will give Members at least 60-days’ prior written notice of any such change. The Master Fund’s investment objective may be changed by the Master Fund’s Board without the approval of the Master Fund’s members. The Master Fund will give its members at least 60-days’ prior written notice of any such change.

The Fund has adopted certain fundamental investment restrictions, which are listed below, and changing these restrictions will require the vote of a majority of the Fund’s outstanding voting securities, as defined in Section 2 of the 1940 Act. Within the limits of the Fund’s fundamental policies, the Fund’s management has reserved freedom of action.

The Fund’s fundamental investment restrictions are as follows:

(1) The Fund will not invest 25% or more of the value of its total assets in the securities, other than U.S. Government securities or other cash equivalents, of issuers engaged in any single industry. For purposes of this restriction, the Fund’s investments in the Master Fund and directly or indirectly in the Investment Funds, are not deemed to be an investment in a single industry.

(2) The Fund will not issue senior securities representing stock, except that, to the extent permitted by the 1940 Act, (a) the Fund may borrow money from banks, brokers and other lenders, to finance portfolio transactions and engage in other transactions involving the issuance by the Fund of “senior securities” representing indebtedness, (b) the Fund may borrow money from banks for cash management purposes, temporary or emergency purposes or to fulfill repurchase requests, and (c) the Fund may enter into derivative transactions, such as total return swaps or options in accordance with the 1940 Act and the interpretations of that Act.

(3) The Fund will not underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act, in connection with the disposition of its portfolio securities.

(4) The Fund will not make loans of money or securities to other persons, except through purchasing fixed income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund’s investment policies.

(5) The Fund will not purchase or sell commodities or commodity contracts, nor will it sell futures or options on commodities.

(6) The Fund will not purchase, hold or deal in real estate, except that it may invest in securities that are secured by real estate or that are issued by companies or Investment Funds that invest or deal in real estate.

None of the Fund’s fundamental investment restrictions prevent the Fund from investing substantially all of its assets in the securities of another registered investment company (in a master-feeder structure) with the same investment objective as the Fund. The Fund presently invests substantially all of its investable assets in the Master Fund which has the same investment objective as the Fund. The Master Fund has adopted the same fundamental investment restrictions as the Fund; changing these restrictions will require the approval of a majority of the outstanding voting securities of the Master Fund. If the Fund were to withdraw from the Master Fund and invest its assets directly, the Fund’s fundamental investment restrictions would apply directly to the Fund’s investments (or any account consisting solely of Fund assets).

In addition, the Fund has adopted certain non-fundamental investment restrictions, which are listed below, and these restrictions may be changed by the Board without prior approval of Members.

(a) The Fund will not invest 25% or more of the value of its total assets in the securities, other than U.S. Government securities or other cash equivalents, of issuers engaged in any single industry or group of industries; provided, however, that the Fund will concentrate its investments, directly or through its investment in the Master Fund, in Investment Funds that focus on long/short equity strategies, but will not invest 25% or more of the value of its total assets in Investment Funds that, in the aggregate, have investment programs that focus on investing in any single industry or group of industries. For purposes of this restriction, the Fund’s investments in the Master Fund and directly or indirectly in the Investment Funds, are not deemed to be an investment in a single industry or group of industries.

(b) For purposes of the Fund’s policy regarding lending of portfolio securities, the Fund will not have on loan at any given time portfolio securities representing more than one-third of the Fund’s total net asset value.

(c) The Fund will not borrow money from brokers and lenders other than banks, nor will it borrow through reverse repurchase agreements. The Fund will not borrow from the Manager, the Adviser or their affiliates.

(d) As long as the Fund operates as a feeder fund within a master-feeder structure, the Fund will not leverage its investments.

(e) As long as the Fund operates as a feeder fund within a master-feeder structure, the Fund will not engage in borrowing, lending, purchasing or selling commodities or commodity contracts, or purchasing or selling futures or options on commodities.

(f) As long as the Fund operates as a feeder fund within a master-feeder structure, the Fund will not make direct investments and will invest only in securities issued by a master fund with the same investment objective as the Fund.

With the exception of the non-fundamental restrictions enumerated in (d), (e) and (f) above, the Master Fund has adopted the same non-fundamental investment restrictions as the Fund, and these restrictions may be changed by the Master Fund’s Board without prior approval of the Master Fund’s members.

The Fund’s and the Master Fund’s fundamental and non-fundamental investment restrictions do not apply to the activities and transactions of the Investment Funds in which the assets of the Fund and the Master Fund are invested. In applying the fundamental and non-fundamental investment restrictions and other policies described in this prospectus, the Fund and the Master Fund will not aggregate their investments and transactions with those of the underlying Investment Funds. Therefore, with respect to Investment Funds, the Fund and the Master Fund will not “look through” to the investments and transactions of the Investment Funds. The Adviser anticipates directly managing the assets of the Fund and the Master Fund only for temporary cash management purposes, or in the event of in-kind distributions from Investment Funds. In addition, if a percentage restriction or policy is met at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated in this prospectus, will not constitute a deviation from the restriction or policy.

Except as otherwise indicated, the Fund and the Master Fund may change their investment objectives and any of their policies, restrictions, strategies, and techniques if the respective Board of Directors believes doing so is in the best interests of the Fund, the Master Fund and the Members.

MANAGEMENT OF THE FUND

Board of Directors

The Board of Directors has overall responsibility for the oversight of the operations of the Fund and the Master Fund. Directors will not contribute to the capital of the Fund or the Master Fund in their capacity as Directors, but may subscribe for Interests as Members, subject to the eligibility requirements described in this prospectus.

Directors serve on the Board or the Master Fund’s Board for terms of indefinite duration. A Director’s position in that capacity will terminate if the Director is removed, resigns or is subject to various disabling events such as death, incapacity or bankruptcy. A Director may resign, subject to giving 90 days’ prior written notice to the other Directors if such resignation is likely to affect adversely the tax status of the Fund or the Master Fund. A Director may be removed by vote of two-thirds (2/3) of the Directors serving on the Board or the Master Fund’s Board, as applicable, not subject to the removal vote. In addition, a Director serving on the Board may be removed by a vote of Members holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Members. In the event of any vacancy in the position of a Director, the remaining Directors serving on the Board or the Master Fund’s Board, as applicable, may appoint an individual to serve as a Director, so long as immediately after the appointment at least two-thirds (2/3) of the Directors then serving on the Board or the Master Fund’s Board, as applicable, would have been elected by the Members or the Master Fund’s members, as applicable. In addition, any vacancy in the position of Directors may be filled, if required by Section 16 of the 1940 Act which governs changes in the board of directors, by a plurality of the vote at a meeting of Members or the Master Fund’s members, as applicable, at which a quorum is present in person or by proxy. See also “Voting.” The Board or the Master Fund’s Board may call a meeting of Members or the Master Fund’s members, as applicable, to fill any vacancy in the position of a Director, and must do so within 60 days after any date on which Directors who were elected by Members or the Master Fund’s members, as applicable, cease to constitute a majority of the respective Board of Directors then serving.

Directors and Officers

The Manager supervises the management of the day-to-day operations of the Fund and the Master Fund subject to the supervision of the Board and the Master Fund’s Board, as applicable. The Manager, subject to approval by the Board and the Master Fund’s Board, as applicable, has the authority to appoint officers to assist in the day-to-day management of the Fund’s and the Master Fund’s operations.

All of the Directors of the Board and the Master Fund’s Board are not affiliated with the Manager or its affiliates and are not “interested persons” as defined under Section 2(a)(19) of the 1940 Act (the “Independent Directors”). The Directors and officers of the Fund and the Master Fund are also directors and officers of other investment companies managed, advised, administered or distributed by the Manager or its affiliates. The address of the Directors is c/o PNC Capital Advisors, LLC, Two Hopkins Plaza, Baltimore, MD 21201. A list of the Directors and officers of the Fund and the Master Fund and a brief statement of their present positions and principal occupations during the past five years are set out below.

Name, Age and Date of Birth	Position Held with Fund and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex(2) Overseen by Director	Other Directorships Held by Director During Past 5 Years(3)
John R. Murphy – 76 Date of Birth: 1/7/34	Director and Co-Chairman of the Board Since inception to present	Vice Chairman, National Geographic Society, March 1998 to present; Managing Partner, Rock Solid Holdings, 2009 to present.	11 registered investment companies consisting of 36 portfolios	Director, Omnicom Group, Inc. (media and marketing services); Director, Sirsi Dynix (technology).

Name, Age and Date of Birth	Position Held with Fund and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex(2) Overseen by Director	Other Directorships Held by Director During Past 5 Years(3)
Robert D. Neary – 76 Date of Birth: 9/30/33	Director and Co-Chairman of the Board Since February 8, 2010 to present	Retired; Co-Chairman of Ernst & Young LLP (an accounting firm), 1984-1993.	11 registered investment companies consisting of 36 portfolios	Director, Strategic Distribution, Inc. (sales and management of maintenance supplies) until March 2007; Director, Commercial Metals Company

Dorothy A. Berry – 66 Date of Birth: 9/12/43	Director Since February 8, 2010 to present	President, Talon Industries, Inc. (administrative, management and business consulting), since 1986.	11 registered investment companies consisting of 36 portfolios	Chairman and Director, Professionally Managed Portfolios.

Kelley J. Brennan – 68 Date of Birth: 7/7/42	Director Since February 8, 2010 to present	Retired; Partner, PricewaterhouseCoopers LLP (an accounting firm), 1981-2002.	11 registered investment companies consisting of 36 portfolios	None.

Richard W. Furst – 71 Date of Birth: 9/13/38	Director Since February 8, 2010 to present	Consultant and Private Investor, Dean Emeritus and Garvice D. Kincaid Professor of Finance (Emeritus), Gatton College of Business and Economics, University of Kentucky, since 2003.	11 registered investment companies consisting of 36 portfolios	Director, Central Bank & Trust Co.; Director, Central Bancshares.

Dale C. LaPorte – 68 Date of Birth: 1/04/42	Director Since February 8, 2010 to present	Retired; Senior Vice President and General Counsel, Invacare Corporation (manufacturer of healthcare products), December 2005-2008; Partner, 1974-2005 and Chairman of Executive Committee, 2000-2004, of Calfee, Halter & Griswold LLP (law firm).	11 registered investment companies consisting of 36 portfolios	Director, Invacare Corporation.

Name, Age and Date of Birth	Position Held with Fund and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex(2) Overseen by Director	Other Directorships Held by Director During Past 5 Years(3)
L. White Matthews, III – 64 Date of Birth: 10/5/45	Director Since 2003 to present	Retired; Chairman and Director, Ceridian Corporation (payroll and human resources services), 2003 to 2007; Director and Chairman of the Board of Constar International Inc. (bottles and packaging manufacturer), 2009 to present.	11 registered investment companies consisting of 36 portfolios	Director, Matrixx Initiatives, Inc. (pharmaceuticals); Imation Corp. (data storage products).

Edward D. Miller, Jr. – 67 Date of Birth: 2/1/43	Director Since inception to present	Dean and Chief Executive Officer, Johns Hopkins Medicine, January 1997 to present.	11 registered investment companies consisting of 36 portfolios	Director, Care Fusion (health care devices).

Name, Age, Date of Birth and Address	Position with the Fund and the Master Fund and Length of Time Served(1)	Principal Occupation(s) in the Past 5 Years
Kevin A. McCreadie – 49 Date of Birth: 8/14/60 Two Hopkins Plaza, 4th Floor Baltimore, MD 21201	President Since 2004 to present	President and Chief Executive Officer, PNC Capital Advisors, LLC (formerly PNC Capital Advisors, Inc.), since March 2004; Chief Investment Officer of PNC Capital Advisors, LLC since 2002; Chief Investment Officer of PNC Asset Management Group since 2007; Executive Vice President of PNC Bank, N.A. since 2007; Partner of Brown Investment Advisory & Trust Company, 1999-2002.

Jennifer E. Spratley – 41 Date of Birth: 2/13/69 Two Hopkins Plaza, 4th Floor Baltimore, MD 21201	Vice President Since April 2008 to present	Managing Director and Head of Fund Administration, PNC Capital Advisors, LLC (formerly PNC Capital Advisors, Inc.) since 2007; Treasurer, PNC Capital Advisors, Inc., September 2007 – September 2009; Unit Leader, Fund Accounting and Administration, SEI Investments Global Funds Services 2005 to 2007; Fund Accounting Director, SEI Investments Global Funds Services 1999 to 2007.

George L. Stevens – 59 Date of Birth: 2/10/51 Beacon Hill Fund Services, Inc. 4041 N. High Street Columbus, Ohio 43214	Assistant Vice President and Chief Compliance Officer Since 2008 to present	Director – CCO Services, Beacon Hill Fund Services, Inc. (distributor services, chief compliance officer services and/or chief financial officer services) since 2008; Vice President, Citi Fund Services Ohio, Inc. 1995-2008.

Name, Age, Date of Birth and Address	Position with the Fund and the Master Fund and Length of Time Served(1)	Principal Occupation(s) in the Past 5 Years
John F. Kernan – 45 Date of Birth: 9/17/65 1900 East 9th Street, 14th Floor Cleveland, OH 44114	Treasurer Since June 2010 to present	Senior Vice President and Director of Financial Fund Administration, PNC Capital Advisors, LLC (formerly Allegiant Asset Management Company), since July 2004; Senior Vice President, National City Bank, June 2004 – September 2009; Senior Director of Fund Administration, State Street Bank and Trust Company, 1998-2004.

Jennifer Vollmer – 38 Date of Birth: 12/30/71 The PNC Financial Services Group, Inc. 1600 Market Street, 28th Floor Philadelphia, PA 19103	Secretary Since inception to present	Senior Counsel, PNC since 2007; Secretary, PNC Capital Advisors, LLC (formerly, PNC Capital Advisors, Inc.), since 2001.

Savonne L. Ferguson – 36 Date of Birth: 10/31/73 Two Hopkins Plaza, 4th Floor Baltimore, MD 21201	Assistant Secretary Since 2004 to present	Vice President and Director of Regulatory Fund Administration, PNC Capital Advisors, LLC (formerly, PNC Capital Advisors, Inc.) since 2010; Vice President, PNC Capital Advisors, Inc. 2007-2009; Assistant Vice President, PNC Capital Advisors, Inc. 2002-2007.

David C. Lebisky – 38 Date of Birth: 5/19/72 760 Moore Road King of Prussia, PA 19406	Assistant Secretary Since June 2010 to present	Vice President and Senior Director, Regulatory Administration, BNY Mellon Investment Servicing (US) Inc. (formerly, PNC Global Investment Servicing (U.S.) Inc.) since January 2007; Vice President and Director, PNC Global Investment Servicing (U.S.) Inc., 2002-2007.

(1)	The term of office for a Director is indefinite, until he or she resigns, is removed or a successor is elected and qualified.
(2)	The “Fund Complex” is comprised of eleven registered investment companies for which the Manager or any of its affiliates serves as investment adviser. The number of portfolios overseen by the Directors includes the PNC Alternative Investment Funds (three portfolios), PNC Funds (thirty portfolios) and PNC Advantage Funds (three portfolios).
(3)	Includes directorships of companies required to report to the SEC under the Securities Exchange Act of 1934, as amended (i.e., “public companies”), or other investment companies registered under the 1940 Act. In addition to PNC Alternative Investment Funds, each Director serves as a Trustee of PNC Advantage Funds and a Trustee of the PNC Funds. Messrs. Murphy and Neary serve as Co-Chairmen of PNC Advantage Funds and the PNC Funds.

The information above includes each Director’s principal occupation during the last five years. Each Director possesses extensive additional experience, skills and attributes relevant to his or her qualifications to serve as a Director. The cumulative background of the Directors, and the role each plays as a member of a board that collectively possesses the talents needed for the representation of member interests led to the conclusion that each Director should serve as a Director for the Fund and Master Fund. Among others, the following attributes were specifically noted in the evaluation of the Directors: Mr. Murphy spent decades as a publishing executive and served as the chief executive officer of two significant non-profit enterprises. Mr. Neary brings over four decades of financial and accounting expertise to the Board, in addition to senior executive-level management experience. Ms. Berry, an attorney by training, has been an executive in various aspects of the finance and mutual fund industry for more than thirty years. Mr. Brennan has spent much of his accounting career in the mutual fund industry. Dr. Furst has substantial academic and professional experience in finance, including serving as an Endowed Professor of Finance and Dean of the Gatton College of Business and Economics. Mr. LaPorte, also a lawyer, brings to the Board years of experience counseling business entities of all kinds. Mr. Matthews has served as the chief financial officer of two large enterprises and brings a significant depth of experience to the Board. Dr. Miller has demonstrated leadership and management abilities evidenced in his senior executive positions. In addition, the Directors’ previous experience on the Board provides a deep understanding of the issues impacting the members of the Fund and Master Fund.

The Board has appointed two independent Directors as co-chairmen of the Board. The Board has also engaged the Manager and Administrator to manage and administer the Fund and Master Fund and to retain other service providers, as necessary. All parties engaged to render services to the Fund and Master Fund are subject to the oversight of the Board. The Co-Chairs preside at meetings, oversee preparation of meeting agenda, serve as liaison to the third-party service providers and other Directors and officers and perform such acts and duties as may be permitted by the Fund’s and Master Fund’s LLC Agreements, policies and governing law. Each Co-Chair may also perform such other functions as may be delegated by the Board from time to time. The designation of the Chairs does not impose on either Independent Director any duties, obligations or liability beyond that imposed on such person as a member of the Board generally. The Board conducts regular quarterly meetings and special meetings, either in person or telephonically to ensure the uninterrupted oversight of the management of the Fund and Master Fund. The Board regularly meets separately from the Manager and other service providers to consider matters that are scheduled to come before the Board and to meet periodically with the Fund’s and Master Fund’s Chief Compliance Officer. As part of its duties, the Board oversees risk relating to the Fund and the Master Fund. Through reports and interactions with the Manager during and between meetings, the Board monitors various types of risk including, but not limited to, investment risk, operational risk and enterprise risk as well as the operation of the Manager’s risk management program. There can be no assurance that all components of risk have been identified by the Board, particularly given the nature of the Fund and Master Fund as described in this prospectus. The Board relies on professionals, such as the independent registered public accountants and legal counsel, to assist the Directors in performing their oversight responsibility. The Board has established the committees described below, and may establish ad hoc committees from time to time to assist the Board in fulfilling its oversight responsibilities. The Board believes that its leadership structure is appropriate because it enables the Board to exercise informed and independent judgment over matters under its purview by the delegation of responsibility among committees of the Board and frequent communications with professionals retained to serve the Fund and Master Fund, including the Manager, legal counsel, financial and accounting professionals and compliance personnel, all of whom enhance the Board’s oversight.

The Fund’s Board and the Master Fund’s Board has each formed three committees: an Audit Committee and a Nominating Committee, and a Legal Compliance Committee. Each Committee is composed of the Fund’s and the Master Fund’s eight Independent Directors, Robert D. Neary, Dorothy A. Berry, Kelley J. Brennan, Richard W. Furst, Dale C. LaPorte, L. White Matthews, III, Edward D. Miller, Jr., and John R. Murphy.

The functions of the Audit Committee are to: (1) oversee the accounting and financial reporting process of the Fund and the Master Fund; (2) oversee the quality and integrity of the Fund’s and the Master Fund’s financial statements and the independent audit of the financial statements; (3) oversee the compliance with legal and regulatory requirements that relate to the Fund’s and the Master Fund’s accounting, financial reporting and independent audits; (4) review and evaluate the qualifications, independence and performance of the auditors prior to the engagement of the audits; and (5) serve as liaison between the auditors and the Board and the Master Fund’s Board. The Committee may perform other tasks, as the Board and the Master Fund’s Board deem necessary and appropriate from time to time. The Chairman of the Audit Committee is Kelley J. Brennan, and Ms. Berry and Messrs. Neary, Brennan, and Furst serve as the Audit Committee Financial Experts. The Audit Committee met four times during the fiscal year ended March 31, 2010.

The function of the Nominating Committee is to identify candidates for election to the Board using a variety of means as it determines are necessary or appropriate, including recommendations of shareholders or members.

The Committee may also solicit recommendations from current and former Trustees/Directors, management or others who may be familiar with qualified candidates. The Committee may, in its sole discretion, retain and terminate any search firm (and approve such search firm’s fees and other retention terms) to assist in the identification of candidates. In considering candidates for Trustee/Director nominee, the Committee shall give due consideration to the overall Board balance of diversity of skills, perspectives, backgrounds and experiences. The Chairmen of the Nominating Committee are Messrs. Neary and Murphy. The Nominating Committee met two times during the fiscal year ended March 31, 2010.

The Legal Compliance Committee is responsible for the confidential receipt, retention and consideration of any report of evidence of a material violation of securities laws relating to the Fund, Master Fund or Manager. The Chairman of the Legal Compliance Committee is Dale C. LaPorte. The Legal Compliance Committee did not meet during the fiscal year ended March 31, 2010.

Director Ownership of Securities

Name of Director	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies
John R. Murphy	None	None
Robert D. Neary	None	None
Dorothy A. Berry	None	None
Kelley J. Brennan	None	None
Richard W. Furst	None	None
Dale C. LaPorte	None	None
L. White Matthews, III	$10,001 - $50,000	Over $100,000
Edward D. Miller	None	None

As of December 31, 2009, no Director or Officer beneficially owned more than one percent of any securities in the Master Fund or the Fund. As of December 31, 2009, no Director beneficially owned more than two percent of any other registered investment companies overseen by the Director within the same family of investment companies as the Master Fund and Fund.

As of March 31, 2010, no Independent Director and no immediate family member of any Independent Director was the beneficial owner or owner of record of an interest in either the Manager, the Adviser, the Distributor or in any person directly or indirectly controlling, controlled by, or under common control with the Manager, Adviser or Distributor.

Certain Interests of Independent Directors

Mr. LaPorte served as Senior Vice President of business development and General Counsel of Invacare Corporation (“Invacare”) until his retirement as of January 1, 2009, and currently serves on the Board of Invacare. Invacare has a $400 million line of credit open with a lending syndicate of eleven banks, one of which is PNC Bank, which is the parent company of the Manager. The line of credit is used for working capital and general corporate purposes. As of December 31, 2009, PNC Bank’s total obligation as part of the syndicate is limited to 30% of the total value of the line of credit, or US $45 million. A portion of this obligation is a result of PNC Bank’s acquisition of National City Bank (“NCB”) on November 7, 2009. Prior to the acquisition, PNC Bank’s obligation as part of the syndicate was limited to 4.375% of the total value of the line of credit, or US $17.5 million. The highest amount outstanding on the PNC Bank pro rata share of the credit facility during the period January 1 to December 31, 2008, based on month end balances, was $12,306,487.82. The highest amount outstanding on the PNC Bank pro rata share of the credit facility during the period January 1, 2009 to December 31, 2009, based on month end balances, was $8.75 million. The PNC Bank portion of the balance outstanding as of December 31, 2009 was $0. Interest is charged at a variable rate that may be calculated on a spread over LIBOR, Fed Funds or Prime. The spreads are determined quarterly based on Invacare’s Leverage Ratio (the ratio of debt to equity of the firm).

In addition, Invacare engages PNC Bank or affiliates for certain treasury management and capital markets services. From January 1, 2008 through December 31, 2008, PNC Bank or affiliates earned approximately $236,000 in fees for these services. From January 1, 2009 through December 31, 2009, PNC Bank or affiliates earned approximately $648,023 in fees for these services.

Mr. Murphy serves as a director of Omnicom Group, Inc. (“Omnicom”). PNC Bank is one of thirty-three banks that together provide a $2.5 billion credit facility to affiliates of Omnicom. PNC Bank is responsible for $55 million under the credit facility, which will expire on June 23, 2011. Omnicom uses the credit facility, together with uncommitted lines of credit and certain commercial paper programs, to manage its short-term cash requirements and to provide back-up liquidity on its outstanding notes and commercial paper. The highest amount outstanding on the PNC Bank pro rata share of the credit facility during the period January 1, 2007 through December 31, 2008, based on month-end balances, was $18 million. The highest amount outstanding on the PNC Bank pro rata share of the credit facility during the period January 1, 2007 through December 31, 2009, based on month-end balances, was $30 million. As of December 31, 2009, Omnicom had an outstanding borrowing from PNC Bank under the credit facility of $0. Interest is charged quarterly in arrears at an adjustable rate of LIBOR plus an additional margin. A utilization fee is charged if the usage exceeds 50% of the total line. An annual facility fee also is charged. The interest rate, utilization fee and annual facility fee are adjustable quarterly based on the rating established by S&P and Moody’s of Omnicom’s senior unsecured public debt. As of June 30, 2010, the total interest charged was $0.

Compensation

The following table shows information regarding the compensation received by the Directors of the Fund and the Master Fund and the aggregate compensation paid to them by all registered investment companies for which the Manager, the Adviser or their affiliates serve as an investment adviser or manager for the fiscal year ended March 31, 2010.

Name of Director*	Aggregate Compensation from the Fund (1)	Pension or Retirement Benefits Accrued (2) (as Part of Fund Expenses)	Total Compensation From the Fund, the Master Fund and the Fund Complex (3) Paid to Directors
John R. Murphy	$10,467.41	$0	$85,890
Robert D. Neary	$3,329.55	$0	$125,750
L. White Matthews, III	$8,204.56	$0	$69,640
Dorothy A. Berry	$2,636.65	$0	$91,750
Edward D. Miller, Jr.	$5,567.91	$2,636.65	$69,640
Kelley J. Brennan	$2,790.63	$0	$104,750
Richard W. Furst	$2,636.65	$0	$91,750
Dale C. LaPorte	$2,636.65	$0	$91,750

*	Effective February 8, 2010, Ms. Berry and Messrs. Neary, Brennan, Furst and LaPorte became Directors of the Fund and Master Fund.
(1)	The compensation shown includes fees the Fund pays each Director and the pro rata portion of fees the Master Fund pays each Director.

Effective February 18, 2010, each Director receives an annual fee of $1,000 and $6,333 for services rendered to the Fund and Master Fund, respectively. Each Director receives $500 for each regular Board meeting attended for the Master Fund but does not receive meeting fees directly from the Fund for attending regular, special or telephonic Board meetings, unless a meeting has been called specifically to address matters solely applicable to the Fund.

Prior to February 18, 2010, the Fund and the Master Fund paid each Director an annual fee of $1,000 and $6,500, respectively.

Each Director of the Fund and the Master Fund is also a Director of other investment companies comprising the PNC Alternative Investment Funds. Effective February 18, 2010, each Director receives an aggregate annual fee of $25,000, plus $1,500 for each combined regular Board meeting attended for the PNC Alternative Investment Funds, which includes the Fund and Master Fund, and such amounts, up to a maximum of $1,500, as may be determined by the Board for each telephonic and special in-person Board meeting attended, respectively. These fees are inclusive of the fees referred to above for the Fund and Master Fund.

In addition, each Director is reimbursed for all out-of-pocket expenses incurred as a Director. The Co-Chairmen of the Board each receive an additional fee of $9,000 per year and the Chairman of the Audit Committee receives an additional fee of $2,000 per year for their services in these capacities.

(2)	Effective January 1, 2010 the Directors may elect to defer payment of 25% to 100% of the fees they receive in accordance with a Director Deferred Compensation Plan (the “Plan”). Under the Plan, a Director may elect to have his or her deferred fees treated as if they have been invested in by the Fund in the shares of one or more portfolios of PNC Funds and PNC Advantage Funds, and the amount paid to the Director under the Plan will be determined based on the performance of such investments. Distributions are either in a form of a single lump sum payment or, of equal installments over a period of 2 to 15 years. The Plan will remain unfunded for federal income tax purposes under the Code. Deferral of Director fees in accordance with the Plan will have a negligible impact on portfolio assets and liabilities and will not obligate the Fund to retain any Director or pay any particular level of compensation.
(3)	The Fund Complex consists of 9 other registered investment companies that have a common investment adviser with the Fund and Master Fund.

THE MANAGER

The Manager is the investment manager of the Fund and the Master Fund. The Manager is registered as an investment adviser under the Advisers Act and is a limited liability company formed under the laws of the State of Delaware. The Manager is a wholly-owned subsidiary of PNC. PNC is one of the nation’s largest diversified financial services organizations, based on assets, with businesses engaged in retail banking, corporate and institutional banking, asset management and global fund services. Pursuant to the authority and responsibilities granted to it under the Master Fund’s Limited Liability Company Agreement, the Manager will retain all rights, duties and powers to manage the affairs of the Master Fund that may not be delegated under Delaware law, and that are not otherwise delegated by the Manager to the Master Fund’s Board or assumed by the Adviser pursuant to the terms of the Investment Advisory Agreement.

Pursuant to the authority and responsibilities granted to it under the LLC Agreement, the Manager will also oversee the day-to-day operations of the Fund under the supervision of the Board. In this role, the Manager will be responsible, among other things, for: (i) approving the acceptance of initial and additional subscriptions from investors on behalf of the Fund; (ii) making determinations whether future subscriptions should be accepted; (iii) making determinations regarding transfers of Interests; (iv) acting as tax matter partner of the Fund; and (v) managing and overseeing the general administrative and operational aspects of the Fund. The Manager may be removed as the Fund’s manager under the LLC Agreement by the vote or written consent of Members holding not less than 80% of the total number of votes eligible to be cast by all Members.

Pursuant to its agreement with the Fund and Master Fund, the Manager provides, or will arrange at its expense to provide, certain management and administrative services to the Fund and the Master Fund. Among those services are: providing office space and other support services; maintaining and preserving certain records; preparing and filing various materials with state and U.S. federal regulators; providing legal and regulatory advice in connection with management and administrative services; and reviewing and arranging for payment of the Fund’s and the Master Fund’s expenses.

INVESTMENT MANAGEMENT AGREEMENTS

In addition to the authority and responsibilities granted to it under the LLC Agreement and the Master Fund’s Limited Liability Company Agreement, the Manager has also entered into an investment management agreement with the Fund and a separate investment management agreement with the Master Fund (each, a “Management Agreement” and together, “Management Agreements”). The Management Agreements provide that the Manager is responsible, subject to the supervision of the Master Fund’s Board, for formulating a continuing investment program for the Master Fund. The Manager is authorized to make all decisions regarding the Master Fund’s purchases and withdrawals of interests in Investment Funds. The Manager has delegated these responsibilities to the Adviser pursuant to the Investment Advisory Agreement, but retains oversight authority, responsibility for conducting an economic overview and analysis of the Master Fund’s activities, communicating with the Adviser regarding market trends and assisting with setting investment parameters. The Manager is also responsible for reviewing the Adviser’s investment decisions, ensuring compliance with the Master Fund’s stated investment strategy and recommending changes of advisers to the Master Fund’s Board.

Each of the Management Agreements between the Manager and the Fund and Master Fund, separately, became effective as of January 22, 2010. Prior to September 29, 2009, PNC Capital Advisors, Inc. served as investment manager of the Fund and Master Fund. On September 29, 2009, the predecessor investment manager to the Fund and Master Fund, PNC Capital Advisors, Inc., merged with Allegiant Asset Management Company (“Allegiant”), its affiliate, to form the Manager (the “Merger”). The Manager and its predecessors, PNC Capital Advisors, Inc. and Allegiant, are indirect wholly-owned subsidiaries of PNC. PNC acquired Allegiant through the merger of National City Corporation and PNC on December 31, 2008 and subsequently consolidated the institutional and mutual fund investment advisory operations of PNC Capital Advisors, Inc. and Allegiant to form the Manager. The Merger resulted in an “assignment,” as that term is defined in the 1940 Act, of the investment management agreements with the Manager’s predecessor that were in effect prior to the Merger. As a result those agreements automatically terminated in accordance with their terms. The Manager continued to provide investment management services to the Fund and Master Fund under interim management agreements approved by the Board of Directors, from September 29, 2009 through January 22, 2010, when the Members approved the Management Agreements.

The Management Agreements will continue in effect from year to year if the continuance is approved annually by (i) the vote of a majority of the Fund’s and Master Fund’s Independent Directors cast in person at a meeting called for the purpose of voting on the approval and (ii) the Fund’s and Master Fund’s Board or the vote of a majority of the outstanding voting securities of the Fund and Master Fund. The Management Agreements may be terminated at any time, without payment of any penalty, by the Fund’s and Master Fund’s Board or by the vote of a majority of the outstanding voting securities of the Fund and Master Fund on 60 days’ written notice to the Manager. To the extent the Fund, as an investor in the Master Fund, votes on the approval or termination of the Master Fund’s Management Agreement, the Fund will seek voting instructions from Members and will vote its interest in the Master Fund proportionately in accordance with the votes cast by Members. The Manager may terminate the Management Agreements at any time, without payment of any penalty, upon 90 days’ written notice to the Fund and Master Fund.

Each Management Agreement provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules under that Act.

The Management Agreements provide that, in the absence of willful misfeasance, bad faith, or gross negligence of its obligations to the Master Fund, the Manager will not be liable to the Fund, the Master Fund or their members for any error of judgment, for any mistake of law or for any other act or omission in the course of, or connected with, the performance of services to the Master Fund. The Management Agreements also provide for indemnification, to the fullest extent permitted by law, by the Fund and the Master Fund of the Manager, or any partner, director, officer, principal, employee or agent of, or any person who controls, is controlled by or is under common control with, the Manager, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Master Fund, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith or gross negligence of duty.

A discussion of the basis of the Board’s and the Master Fund’s Board’s approval of the Management Agreements, can be found in the Fund’s shareholder report for the semi-annual period ended September 30.

Management Fee

In addition, the Manager may pay a portion of the remaining Management Fee to entities that assist in the distribution of Interests and may be affiliated with the Manager. These payments will be in addition to the direct sales loads paid by investors. See “Subscriptions for Interests—Distribution Arrangements and Sales Loads.”

The Manager may waive, at its sole discretion, up to one-half of the Management Fee. There is no other limit on the amount of the Management Fee the Manager may waive. Any waiver would be for the benefit of all Members, as well as other investors in the Master Fund, on an equal and pro rata basis. There can be no assurance that the Manager will waive any portion of the Management Fee.

For its services to the Master Fund, the Manager is paid, and the Fund as an investor in the Master Fund will bear its pro rata share of, the Management Fee. The Management Fee will be computed based on the net assets of the Master Fund as of the end of business on the last business day of each quarter including assets attributable to the Manager and before giving effect to any repurchases of Interest by the Master Fund that have not settled as of the end of the quarter, after adjustment for any subscriptions effective on that date, and will be due and payable in arrears within five business days after the end of such quarter. Net assets for these purposes mean the total value of all assets of the Master Fund, less an amount equal to all accrued debts, liabilities and obligations of the Master Fund.

The Manager earned the following total fees from the Master Fund as the Fund’s pro rata share of the total fee for the periods indicated:

Fiscal Year Ended March 31,	Fees(*)
2010	$412,084.53
2009	$530,674.78
2008	$694,468.66

(*)	The Manager has entered into an agreement with the Fund and the Master Fund whereby it has agreed to waive and/or reimburse the Fund’s expenses to the extent necessary to ensure that the Fund’s annualized ordinary operating expenses (excluding the Incentive Fee, if any) will not exceed 2.08%. See “Expense Limitation Agreement.” For the fiscal years ended March 31, 2008, March 31 2009 and March 31, 2010, the Manager waived fees and/or reimbursed the Fund’s expenses $178,845.00, $264,653.00 and $318,573.00, respectively.

Incentive Fee

In addition to the Fund’s pro rata share of the Management Fee, the Fund pays the Manager an Incentive Fee for each Incentive Period. For these purposes, an Incentive Period will generally correspond to a fiscal year, but may vary with respect to Members. An Incentive Period may be composed of one or more consecutive fiscal periods, as discussed in “Capital Accounts and Allocations—Capital Accounts.” The Incentive Fee is equal to 10% of each Member’s net profits in excess of such Member’s Loss Carryforward Amount (before any accruals for Incentive Fees). The Incentive Fee will be calculated on a basis that includes realized and unrealized appreciation of assets and may be greater than if they were based solely on realized gains.

The Manager received the following total fees payable by the Fund for the periods indicated:

Fiscal Year Ended March 31,	Fees
2010	$1,646.18
2009	$11,251.68
2008	$217,350.29

THE ADVISER

The Adviser, Robeco Investment Management, Inc. (“Robeco”), a corporation organized under the laws of Delaware, is the investment adviser of the Master Fund. The Adviser is a wholly-owned subsidiary of Robeco Groep, N.V. As of March 31, 2010, Robeco had approximately $19.2 billion in assets under management. The Robeco-Sage division of Robeco had approximately $1.3 billion in assets under management. The Adviser’s offices are located at 909 Third Avenue, New York, NY 10022. Prior to July 1, 2010, Advantage Advisers Management, LLC, served as investment adviser of the Master Fund (“Prior Adviser”).

The day-to-day management of the Master Fund’s portfolio is the responsibility of Paul S. Platkin, the Chief Investment Officer of the Robeco-Sage division of the Adviser, and Darren S. Wolf, the Head of Research of the Robeco-Sage division of the Adviser and Andrew Rudolph, Long/Short Equity Sector Head of the Robeco-Sage division of the Adviser. Investment decisions for the Master Fund are made with the oversight of the Adviser’s Investment Committee, comprised of:

Jill E. Schurtz, as Chairman of the Investment Committee, Ms. Schurtz is responsible for investment manager selection and determination of each manager’s overall “portfolio fit.”

Ms. Schurtz joined the Adviser in January 2008 and served as the firm’s Chief Operating Officer until June 2010, when she assumed the role of CEO. Prior to joining the firm, she worked from July 2006 to November 2007 at Knight Equity Markets, L.P. as a Director in Research Sales, where she worked closely with research analysts and sales traders to introduce the firm’s offerings to institutional clients, hedge funds, and other broker/dealers. Ms. Schurtz was also a lawyer with Skadden, Arps, Slate, Meagher, & Flom LLP for six years, including from September 2003 to July 2006 focusing on complex tax strategies relating to financial products, capital markets transactions, and mergers and acquisitions. Her other affiliations include two years as an investment banker at U.S. Bancorp Piper Jaffray in the Communications and Computing group where she was a Vice President, and the U.S. military where she served for seven years, attaining the rank of Captain. Ms. Schurtz holds a B.S. degree from the United States Military Academy, West Point and a J.D. from Columbia University School of Law. She has 12 years of investment industry experience and is admitted to practice law in New York and Illinois.

Paul S. Platkin, CFA, Chief Investment Officer and Managing Director of the Robeco-Sage division of the Adviser. As a member of the Investment Committee, Mr. Platkin is responsible for manager selection, oversight of onsite manager due diligence, ongoing monitoring of managers and portfolio construction decisions, including strategy allocations, individual position sizes and exposure levels. He is ultimately responsible for the overall performance of the Investment Analyst Team.

Mr, Platkin joined Robeco in 2003 as its Chief Investment Officer. Prior to joining the Adviser, he spent 9 years at General Motors Corporation, most recently as General Director of the Absolute Return Strategies Unit of GM Asset Management. Prior to that, he was a Director and Portfolio Manager at GM Asset Management. Additional affiliations include three years as an investment banking associate at EFC Group and three years as a staff consultant at Arthur Andersen & Co. Mr. Platkin holds a BSBA from Georgetown University and an MBA in Finance/International Business from Columbia University. He has 22 years of investment industry experience.

Darren S. Wolf, CFA, Principal of the Robeco-Sage division of the Adviser. As the Head of Research and a member of the Investment Committee, Mr. Wolf is responsible for manager selection and portfolio construction. He is also responsible for oversight of onsite manager due diligence and ongoing monitoring of managers and serves as coordinator of and mentor to the Investment Analyst Team.

Mr. Wolf was hired by Robeco-Sage in June 2001 as a member of the analytical team. Mr. Wolf is a graduate of Yeshiva University’s Syms School of Business where he studied Finance and advanced work in Management Information Systems. Mr. Wolf earned his CFA Charter in 2005 and is a member of the New York Society of Security Analysts (NYSSA). He has more than nine years of investment industry experience.

Glenn Sloat, Director of Operational Due Diligence and Vice President of the Robeco-Sage division of the Adviser. As the Director of Operational Due Diligence and a veto holding member of the Investment Committee, Mr. Sloat is responsible for the initial due diligence and ongoing monitoring of all non-investment aspects of prospective and current managers, including financial controls, operational processes, compliance, service providers, systems and infrastructure, financing and personnel.

Mr. Sloat joined Robeco-Sage in 2006. Mr. Sloat’s career has been dedicated to operations, operations management and management consulting at some of the industry’s leading firms, such as JPMorgan Chase, BlackRock, Arthur Andersen, Bankers Trust Company and Merrill Lynch. From 2003 to 2006, Mr. Sloat served as a Client Relationship Manager at JPMorgan Chase. Mr. Sloat’s diverse background includes extensive experience in custody, trade settlement, daily and monthly fund accounting, buy-side operations, systems analysis and design, project management and securities lending. Mr. Sloat holds a B.S. degree in finance and marketing from SUNY Albany and an M.B.A. degree in finance and information technology from New York University, Stern School of Business. He has 20 years of investment industry experience.

Andrew Rudolph, Senior Vice President of the Robeco-Sage division of the Adviser. As the Long/Short Equity Sector Head, Senior Long/Short Equity Analyst and member of the Investment Committee, Mr. Rudolph has primary responsibility for forming macro views regarding the L/S Equity sector, identifying and monitoring underlying hedge fund managers, and formulating and presenting investment recommendations.

Mr. Rudolph joined Robeco-Sage in 2009 as Sector Head for Long/Short Equity strategies. Prior to joining the firm from February 2007 through December 2008 he was Head of Research and Portfolio Manager with Sirius Investment Management, where he was responsible for manager research and ongoing due diligence for a broad spectrum of fund of hedge funds products. Previously, from October 2004 through January 2007, Mr. Rudolph served as the Head of Research and Strategy Head for Credit and International Hedge Funds with Bank of America Fund of Funds. Prior affiliations include Richcourt Fund Advisors, where he conducted research in both Europe and Asia, and trading positions with Arbinet, Hess Energy Trading Company and Sempra Energy Trading. Mr. Rudolph holds a B.S. degree in Finance from State University of New York at Albany, a J.D. from Brooklyn Law School, and an MBA degree in Finance from New York University. He has 15 years of investment industry experience.

Portfolio Manager Compensation Structure

The Adviser’s compensation for the portfolio managers is a combination of a fixed salary and a bonus. The Adviser pays the portfolio managers’ compensation in cash. The amount of salary and bonus paid to the portfolio managers is based on a variety of factors, including the financial performance of the Adviser, investment performance of the Master Fund and of other accounts managed by the Adviser, execution of managerial responsibilities, quality of client interactions and teamwork support. As part of their compensation, portfolio managers also have 401k plans that enable them to direct a percentage of their pre-tax salary and bonus into a tax-qualified retirement plan. Certain portfolio managers are also eligible to participate in certain profit-sharing plans, and, beginning in 2009, a part of all employees’ bonuses were paid in deferred compensation.

The Adviser believes that its compensation packages are sufficient to attract and retain the highest quality employees. The compensation packages are competitive with those in the industry and they have been able to attract key senior-level people and retain key employees since they began managing the Master Fund.

The bonuses for portfolio managers are not tied to performance of any account or accounts managed by the Adviser.

Other Accounts Managed by the Portfolio Manager and Potential Conflicts of Interest

The following table sets forth information about funds and accounts other than the Master Fund for which the portfolio managers are primarily responsible for the day-to-day portfolio management as of June 4, 2010.

	Registered Investment Companies Managed by the Portfolio Manager		Pooled Investment Vehicles Managed by the Portfolio Manager		Other Accounts Managed by the Portfolio Manager
Name of Fund’s Portfolio Manager	Number	Total Assets	Number	Total Assets	Number	Total Assets
Paul S. Platkin	8	$252,334,000	8	$1,007,515,000	1	$20,976,000
Darren S. Wolf	8	$252,334,000	8	$1,007,515,000	1	$20,976,000
Jill Schurtz	8	$252,334,000	8	$1,007,515,000	1	$20,976,000
Glenn Sloat	8	$252,334,000	8	$1,007,515,000	1	$20,976,000
Andrew Rudolph	N/A	N/A	N/A	N/A	N/A	N/A

	Registered Investment Companies Managed by the Portfolio Manager		Pooled Investment Vehicles Managed by the Portfolio Manager		Other Accounts Managed by the Portfolio Manager
Name of Fund’s Portfolio Manager	Number with Performance-Based Fees	Total Assets with Performance-Based Fees	Number with Performance-Based Fees	Total Assets with Performance-Based Fees	Number with Performance-Based Fees	Total Assets with Performance-Based Fees
Paul S. Platkin	0	N/A	4	$140,330,000	0	N/A
Darren S. Wolf	0	N/A	4	$140,330,000	0	N/A
Jill Schurtz	0	N/A	4	$140,330,000	0	N/A
Glenn Sloat	0	N/A	4	$140,330,000	0	N/A
Andrew Rudolph	N/A	N/A	N/A	N/A	N/A	N/A

Investment decisions at the Adviser are made by the Investment Committee. A consensus must be reached before an investment decision is made. The committee holds regular meetings to discuss the investment portfolios, and their exposure in terms of risk, strategy, and geographic region, and to review forthcoming investment decisions.

The various funds and accounts that the Adviser manages have similar strategy allocations and all use the same investment process. Potential conflicts of interest may arise between a portfolio manager’s management of the Master Fund and management of other accounts due to scarce capacity. The Adviser allocates capacity in underlying hedge funds on an equitable basis across all the funds it manages. From time to time, underlying managers are represented in each investment portfolio giving rise to a potential conflict of interest. To counter these conflicts of interest, the Adviser has adopted formal Allocation Policies to ensure that investment opportunities are allocated fairly among all funds and accounts the Adviser manages.

The Allocation Policies deal with, amongst other things, the testing of the suitability of an investment for each portfolio the Adviser manages, the determination of the ability of each portfolio to make an investment as well as the restrictions on manager capacity, the judging of portfolio need by the Strategy Selection & Allocation Committee, the judging of the allocation amongst suitable portfolios by the Manager Selection Committee and the documentation of such committee decisions in committee minutes.

Security Ownership of Portfolio Manager

As of March 31, 2010, no portfolio manager was the beneficial owner of any securities in the Fund or the Master Fund and the Robeco-Sage division of the Adviser does not hold or seek to hold an ownership position in any hedge fund manager with whom it does business. The firm does not receive fees or any other form of compensation from underlying hedge fund managers.

Robeco-Sage’s U.S.-based affiliates, Robeco Weiss, Peck & Greer and Robeco Boston Partners, also manage several single strategy hedge fund products. It is their policy not to invest in the single strategy hedge funds managed by these affiliates, Robeco Group, or any other related entities. To avoid any potential conflict of interest, they have never invested, nor do they ever plan to invest in hedge funds controlled by any related entity. Additionally, Robeco-Sage does not share confidential or proprietary manager data or other information with external entities and/or Robeco’s other divisions.

INVESTMENT ADVISORY AGREEMENT

The Investment Advisory Agreement among the Manager, the Adviser and the Master Fund (the “Advisory Agreement”) provides that the Adviser is responsible, subject to the supervision of the Manager and the Master Fund’s Board, for formulating a continuing investment program for the Master Fund. The Adviser makes all decisions regarding the Master Fund’s purchases and withdrawals of interests in Investment Funds. The Adviser does not provide separate investment advisory services to the Fund. However, the Fund, as an investor in the Master Fund, benefits from the services that the Adviser provides to the Master Fund.

Effective June 30, 2010, the investment advisory agreement with Advantage Advisers Management, LLC was terminated. At a regular meeting held on June 10, 2010, the Directors of the Fund and Master Fund, including a majority of the Directors who are not “interested persons”, met in person and voted to approve an interim investment advisory agreement and new investment advisory agreement between the Manager, Adviser and the Master Fund in order for the Adviser to assume the responsibility of investment adviser prior to Member approval of the new investment advisory agreement. The interim investment advisory agreement will remain in effect (unless sooner terminated) until Members of the Fund either approve or disapprove a new investment advisory agreement or November 26, 2010, whichever is sooner.

Upon approval by the Members, the new Advisory Agreement will continue in effect from year to year if the continuance is approved annually by (i) the vote of a majority of the Master Fund’s Independent Directors cast in person at a meeting called for the purpose of voting on the approval and (ii) the Master Fund’s Board or the vote of a majority of the outstanding voting securities of the Master Fund.

The Advisory Agreement may be terminated (i) by the Manager at any time, without the payment of any penalty, (ii) by the Manager’s recommendation to, and by a vote of a majority of, the Master Fund’s Board or by vote of a majority of the outstanding voting securities of the Master Fund on 60 days’ written notice to the Adviser or (iii) by the Adviser at any time, without the payment of any penalty, on 60 days’ prior written notice to the Manager. The Advisory Agreement provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act.

To the extent the Fund, as an investor in the Master Fund, votes on the approval or termination of the Advisory Agreement, the Fund will seek voting instructions from Members and will vote its interest in the Master Fund proportionately in accordance with the votes cast by Members.

The Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, or gross negligence, the Adviser will not be liable to the Master Fund or its members for any error of judgment, for any mistake of law or for any other act or omission in connection with the performance of services to the Master Fund. The Adviser does not represent that any level of performance will be achieved. The Advisory Agreement also provides for indemnification, to the fullest extent permitted by law, by the Master Fund of the Adviser, or any officer, director, partner, principal, employee or agent of, or any person who controls, is controlled by or is under common control with, the Adviser, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Master Fund, so long as the liability or expense is not incurred by reason of the person’s willful malfeasance, bad faith or gross negligence of duty.

A discussion of the basis of the Master Fund’s Board’s approval of the Advisory Agreement can be found in the Fund’s shareholder report for the semi-annual period ended September 30.

Compensation Paid by the Manager to the Adviser

In consideration of the investment advisory services that the Adviser provides to the Master Fund, the Manager pays an amount equal to one-half of the Management Fee to the Adviser. The Adviser bears all of its own costs incurred in providing investment advisory services to the Master Fund. The Prior Adviser received the following fees from the Manager as the Fund’s pro rata share of the total fee for the periods indicated:

Fiscal Year Ended March 31,	Fees
2010	$206,042.27
2009	$265,337.39
2008	$347,234.33

In addition to its share of the Management Fee, the Adviser is also paid one-half of the Incentive Fee as described in the section entitled “Incentive Fee.” The Prior Adviser received the following Incentive Fee paid by the Manager for the periods indicated:

Fiscal Year Ended March 31,	Fees
2010	$823.09
2009	$5,625.84
2008	$108,675.15

CODES OF ETHICS

The Fund, the Master Fund, the Manager, the Adviser and the Distributor have each adopted a code of ethics (“Code of Ethics”) as required by Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act. The Code of Ethics establishes procedures for personal investing and restricts certain transactions. Employees subject to the Code of Ethics may invest in securities for their personal investment accounts, including making investments in the securities of Investment Funds that may be purchased or held by the Master Fund, subject to a number of restrictions and controls. Each Code of Ethics is available on the SEC’s website at www.sec.gov. In addition, each Code of Ethics can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies of each Code of Ethics may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: www.publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, DC 20549-0102.

VOTING

Member Voting Rights

Each Member has the right to cast a number of votes based on the value of the Member’s investment percentage at a meeting of Members called by the Board or by Members holding at least a majority of the total number of votes eligible to be cast. Members will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including certain elections of Directors and on certain other matters. Notwithstanding their ability to exercise their voting privileges, Members in their capacity as such are not entitled to participate in the management or control of the Fund’s business and may not act for or bind the Fund.

Whenever the Fund as an investor in the Master Fund is requested to vote on matters pertaining to the Master Fund, the Fund will seek voting instructions from the Members on such matters and, if required, will hold a meeting of the Members, and the Fund will vote its interest in the Master Fund for or against such matters proportionately to the instructions received from the Members. Thus, the Fund will effectively “pass through” its voting rights to the Members. The Fund shall vote Interests for which it receives no voting instructions in the same proportion as the Interests for which it receives voting instructions. Members of the Fund will not be able to vote on the termination of the Master Fund’s business, which may be determined by the Master Fund without Member approval.

Proxy Voting Policies and Procedures

The Fund will invest substantially all of its assets in the Master Fund, which in turn will invest in the securities of Investment Funds, which generally issue non-voting securities. On occasion, however, the Master Fund may receive notices from the Investment Funds seeking the consent of holders in order to materially change certain rights within the structure of the security itself or change material terms of the Investment Fund’s articles of association, limited partnership agreement, limited liability company operating agreement, or similar agreement with investors. To the extent that the Master Fund receives notices or proxies from Investment Funds (or receives proxy statements or similar notices in connection with any other portfolio securities), the Master Fund’s Board has delegated proxy voting responsibilities with respect to the Master Fund’s portfolio securities to the Manager, as a part of the general management of the Master Fund, subject to the Master Fund’s Board’s continued oversight. The Manager is permitted to delegate and has further delegated this responsibility to the Adviser. The Master Fund’s Board has directed that proxies must be voted consistent with the best interest of the Master Fund and its interest holders. The Manager and the Adviser present to the Master Fund’s Board their policies, procedures and guidelines for voting proxies at least annually, and notify the Master Fund’s Board promptly of material changes to any of these documents, and no less than annually the Manager reports to the Master Fund’s Board a record of each proxy voted with respect to the Master Fund’s portfolio securities during the year.

The Adviser has implemented its own proxy voting policies and procedures (“Policies”). The Adviser’s general policy is to vote proxies in a manner that serves the best interest of the Adviser’s client (including the Master Fund), as determined by the Adviser in its discretion, taking into account the following factors: (1) the impact on the value of the returns of the Investment Fund; (2) the attraction of additional capital to the Investment Fund; (3) the alignment of the interests of the Investment Fund’s management with the interest of the Investment Fund’s beneficial owners, including establishing appropriate fees for the Investment Fund’s management; (4) the costs associated with the proxy; (5) the impact on redemption or withdrawal rights; (6) the continued or increased availability of portfolio information; and (7) industry and business practices.

The Policies address, among other things, conflicts of interest that may arise between the interests of the Master Fund, and the interests of the Adviser and its affiliates. The Policies describe the way in which the Adviser resolves conflicts of interest. To resolve conflicts, the Adviser, under normal circumstances, votes proxies in accordance with the Policies. If the Adviser departs from the Policies with respect to a particular proxy or if the Policies do not specifically address a certain proxy proposal, the Adviser may vote the proxy as it determines to be in the Master Fund’s best interest, as long as such vote would be against the Adviser’s own interest in the matter. If the Adviser believes that it should vote in a way that may also benefit its own interest, the Adviser must take one of the following steps: (1) delegate the voting decision to (i) an independent third party or (ii) an independent committee of the Master Fund’s representatives; (2) inform the Master Fund’s investors of the conflict and obtain their consent to vote the proxy as recommended by the Adviser; or (3) obtain approval of the decision from the Adviser’s compliance committee.

Under certain circumstances, the Adviser may abstain from voting or affirmatively decide not to vote, if the Adviser determines that it is in the Master Fund’s best interest. In making such determination, the Adviser will consider (i) the costs associated with exercising the proxy and (ii) any legal restrictions on trading resulting from the exercise of the proxy.

A copy of the Policies is available without charge, upon request, by calling (800) 239-0418. The Fund and the Master Fund are required to file Form N-PX, with the complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. Once filed, the Forms N-PX will be available: (i) without charge, upon request, by calling (800) 239-0418; or (ii) by visiting the SEC’s website at www.sec.gov.

BROKERAGE

The Master Fund

The Master Fund anticipates that it will execute many of its transactions directly with the Investment Funds and that such transactions ordinarily will not be subject to brokerage commissions. In some instances, however, the Master Fund may incur expenses in connection with effecting its portfolio transactions, including the payment of brokerage commissions or fees payable to Investment Funds or parties acting on behalf of, or at the direction of, Investment Funds. The Master Fund will typically have no obligation to deal with any broker or group of brokers in executing transactions.

The Master Fund (and the Fund, as an investor in the Master Fund) will bear any commissions or spreads in connection with its portfolio transactions. In selecting brokers and dealers to effect transactions on behalf of the Master Fund, the Adviser will seek to obtain the best price and execution for the transaction, taking into account factors such as price, size of order, difficulty of execution and the operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. While the Adviser generally will seek reasonably competitive commission rates, the Master Fund will not necessarily be paying the lowest commission available on each transaction. In executing portfolio transactions and selecting brokers or dealers, the Adviser will seek to obtain the best overall terms available for the Master Fund. The Adviser will evaluate the overall reasonableness of brokerage commissions paid based upon its knowledge of available information as to the general level of commission paid by other institutional investors for comparable services.

The Fund paid no brokerage commissions during the three fiscal years ended March 31, 2008, 2009 and 2010, nor were any such commissions paid to any affiliated broker-dealer during such three-year period.

The Investment Funds

Each Investment Manager is responsible for placing orders for the execution of portfolio transactions and the allocation of brokerage for any Investment Fund it manages. Transactions on U.S. stock exchanges and on some non-U.S. stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of non-U.S. stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or markups.

The Adviser expects that each Investment Manager will generally select brokers and dealers to effect transactions on behalf of its Investment Fund substantially as described below, although the Adviser can give no assurance that an Investment Manager will adhere to, and comply with, the described practices. The Adviser generally expects that, in selecting brokers and dealers to effect transactions on behalf of an Investment Fund, an Investment Manager will seek to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. Subject to appropriate disclosure, however, Investment Managers of Investment Funds that are not investment companies registered under the 1940 Act may select brokers on a basis other than that outlined above and may receive benefits other than research or that benefit the Investment Manager or the Investment Manager’s other clients rather than its Investment Fund. The Adviser may consider the broker selection process employed by an Investment Manager as a factor in determining whether to invest in its Investment Fund. Each Investment Manager generally will seek reasonably competitive commission rates, but will not necessarily pay the lowest commission available on each transaction.

The Investment Funds may effect portfolio transactions through the Manager, the Adviser or their respective affiliates (or a firm in which the Manager, the Adviser or their respective affiliates may have an interest) as broker or riskless principal if an Investment Manager not affiliated with the Manager, the Adviser or their respective affiliates makes the investment decision and refers the transactions to the Manager, the Adviser or their respective affiliates. The Investment Funds may also effect portfolio transactions with broker-dealers, banks, or other companies acting as principal or agent, in which the Manager, the Adviser or their respective affiliates have an investment. Any fees that the Master Fund will bear as a result of such portfolio transactions will not be reduced or offset to reflect the transaction fees or profits obtained by the Manager, the Adviser or their respective affiliates. Portfolio transactions effected through the Manager, the Adviser or their respective affiliates will be done so in accordance with Section 17(e) of the 1940 Act and Rule 17e-1 thereunder which govern affiliate transactions. However, the Adviser will not influence the Investment Managers’ broker selection process and will not consider an Investment Manager’s use of a broker affiliated with the Manager and/or the Adviser in making investment allocation decisions on behalf of the Master Fund.

The Investment Managers may also invest in securities or other assets or contracts, even though an affiliate of the Manager, the Adviser or a company in which an affiliate of the Manager or the Adviser has an interest, is acting or has acted as an underwriter, syndicate or selling group member, adviser, dealer, placement agent or in other capacities in respect of those securities, assets or contracts.

Consistent with seeking best price and execution, an Investment Manager may place brokerage orders with brokers that may provide the Investment Manager and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of an Investment Manager are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Investment Manager or its affiliates in providing services to clients other than an Investment Fund. In addition, not all of the supplemental information is used by the Investment Manager in connection with an Investment Fund in which the Master Fund invests. Conversely, the information provided to the Investment Manager by brokers and dealers through which other clients of the Investment Manager and its affiliates effect securities transactions may be useful to the Investment Manager in providing services to an Investment Fund.

ADMINISTRATOR

In addition to its role as Manager, PCA serves as administrator to the Fund and the Master Fund. Under the terms of the administration agreements entered into between (i) the Fund and the Administrator and (ii) the Master Fund and the Administrator (each, an “Administration Agreement” and together, “Administration Agreements”), the Administrator is responsible, directly or through its agents, for providing administrative, accounting, investor and recordkeeping services for the Fund and the Master Fund. Such services include, among other things: convening and calling all meetings of the Board and the Master Fund’s Board and preparing the minutes of such meetings; providing general secretarial services and keeping the books and records of the Fund and the Master Fund; paying all fees and expenses of the Fund and the Master Fund; and supervising the activities of the Sub-Administrator. Further, with respect to the Fund, the Administrator is responsible, directly or through its agents, for the provision of personal Member services and account maintenance services to Members, such as handling of inquiries regarding the Fund; assisting in the enhancement of relations and communications between Members and the Fund; assisting in the maintenance of Members’ accounts with the Fund; assisting in the maintenance of Fund records containing Member information, such as changes of address; and providing other information and Member liaison services at the Fund’s request.

Each Administration Agreement may be terminated by either party to the respective agreement at the end of the initial term or any successive one-year term upon not less than 90 days’ prior written notice.

In consideration of the administrative services provided to the Fund, the Fund will pay the Administrator a fee at an annual rate of 0.25% of the Fund’s net assets, plus an additional $15,000 annually. In addition, in consideration of the administrative services provided to the Master Fund, the Master Fund will pay the Administrator a fee at an annual rate of 0.20% of the Master Fund’s net assets (together, the “Administrative Fee”). The Administrative Fee will accrue monthly and will be paid quarterly out of the Fund’s and the Master Fund’s respective assets, including assets attributable to the Manager and before giving effect to any repurchases of Interest by the Master Fund that have not settled as of the end of the quarter. The Fund as an investor in the Master Fund will bear its pro rata share of the Administrative Fee paid by the Master Fund. The Fund and the Master Fund, respectively, will reimburse the Administrator for out-of-pocket expenses relating to services provided to the Fund and the Master Fund. The parties may, from time to time, renegotiate the Administrative Fee.

The Administrator may waive, at its sole discretion, all or a portion of the Administrative Fee payable by the Fund. Any waiver would be for the benefit of all Members on an equal and pro rata basis. There can be no assurance that the Administrator will waive any portion of the Administrative Fee payable by the Fund. However, pursuant to the Expense Limitation Agreement, the Manager has agreed to limit the Fund’s total ordinary operating expenses (excluding the Incentive Fee, if any) through June 30, 2011 and may do so by waiving a portion of the Administrative Fee as well as a portion of its Management Fee. See “Expense Limitation Agreement.”

The Administrator may pay a portion of the Administrative Fee to entities that provide the Fund with ongoing investor services.

The Administration Agreements provide that the Administrator will not be liable to the Fund, the Master Fund or to Members for any liabilities or expenses except those arising out of willful misfeasance, bad faith or gross negligence in the performance of the duties of the Administrator or its agents or those arising by reason of reckless disregard of the duties of the Administrator or its agents. In addition, under the Administration Agreements, the Fund and the Master Fund will agree to indemnify the Administrator from and against any and all liabilities and expenses whatsoever arising out of the Administrator’s actions under the Administration Agreements, other than liability and expense arising out of the Administrator’s willful misfeasance, bad faith or gross negligence or reckless disregard of duties.

In accordance with the terms of the Administration Agreements, the Administrator has retained BNY Mellon Investment Servicing (US), Inc. whose principal business is located at 301 Bellevue Parkway, Wilmington, Delaware 19809, as a
sub-administrator pursuant to a sub-administration agreement (the “Sub-Administration Agreement”). The Sub-Administrator assists the Administrator in providing administrative services to the Fund and the Master Fund, including, but not limited to, the preparation of regulatory filings and compliance with all requirements of applicable securities laws, subject to the supervision of the respective Board of Directors. The Sub-Administrator calculates the values of the assets of the Fund and the Master Fund and generally assists on all aspects of the Fund’s and the Master Fund’s administration and operation. The Sub-Administrator will generally supply and maintain office facilities (which may be in its own offices), statistical and research data, data processing services, clerical, accounting, bookkeeping and recordkeeping services (including, without limitation, the maintenance of such books and records as are required pursuant to record-keeping requirements under the 1940 Act, except as maintained by the Administrator), internal auditing, executive and administrative services; prepare reports to Members; coordinate the preparation and filing of tax returns; supply financial information and supporting data for reports to and filings with the SEC and various state Blue Sky authorities; supply supporting documentation for meetings of the Board and the Master Fund’s Board; provide monitoring reports and assistance regarding compliance with the Fund’s and the Master Fund’s limited liability company agreements, investment objectives and policies and with federal and state securities laws; arrange for appropriate insurance coverage; calculate net asset values, net income and realized capital gains or losses; negotiate arrangements with, and supervise and coordinate the activities of, agents and others to supply services; establish and maintain bank, custodian and other accounts; maintain a list of Members and generally perform all actions related to the issuance, repurchase and transfer of Interests, including the processing of subscription documentation and evaluating compliance with investor eligibility guidelines; accept payment for the Interests; compute and disseminate the net asset value of the Fund in accordance with the LLC Agreement; prepare for review the annual financial statements of the Fund and the Master Fund, as well as quarterly reports regarding the Fund’s and the Master Fund’s performance and net asset value; and perform additional services, as agreed upon, necessary in connection with the administration of the Fund and the Master Fund.

The Administrator will pay the Sub-Administrator out of its Administrative Fee a quarterly sub-administrative fee. The Administrator is responsible for the payment of the sub-administrative fee. The sub-administrative fee is not an additional expense of the Fund or the Master Fund. The Administrator may terminate the Sub-Administration Agreement upon not less than 90 days’ prior written notice and the Sub-Administrator may terminate such agreement upon not less than 120 days’ prior written notice.

CUSTODIAN

PFPC Trust Company, whose principal business address is 8800 Tinicum Boulevard, 4th floor Philadelphia, PA 19153, serves as the custodian of the Fund’s and the Master Fund’s assets pursuant to custodian services agreements with the Fund and the Master Fund, and may maintain custody of such assets with U.S. sub-custodians and foreign custody managers (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board and the Master Fund’s Board. Under the terms of the custodian services agreements, the Custodian maintains a separate account in the name of the Fund and the Master Fund, holds and transfers portfolio securities on account of the Fund and the Master Fund, accepts receipts and makes disbursements of money on behalf of the Fund and the Master Fund, collects and receives all income and other payments and distributions on account of the Fund’s and the Master Fund’s securities, maintains the Master Fund’s subscription agreements from investments made in the Investment Funds, and makes periodic reports to the Board and the Master Fund’s Board concerning the Fund’s and the Master Fund’s operations.

In consideration of the custodian services, the Master Fund will pay the Custodian, and the Fund as an investor in the Master Fund will bear its pro rata share of, a fee at an annual rate of 0.03% of the Master Fund’s net assets. The fee will accrue monthly and will be paid monthly out of the Master Fund’s assets, including assets attributable to the Manager and before giving effect to any repurchases of Interest by the Master Fund that have not settled as of the end of the quarter. The Fund and the Master Fund will also reimburse the Custodian for out-of-pocket expenses.

ESCROW AGENT

Under the terms of the escrow agreement, the Escrow Agent has established a non-interest bearing escrow account in the name of the Fund and will promptly deposit in the escrow account funds remitted by prospective investors in connection with subscriptions for Interests. In the event a prospective investor is not admitted to the Fund as a Member, the Escrow Agent will promptly issue a refund to such investor in the amount of the investor’s remitted principal balance. In addition, the escrow account will hold funds equal to the value of

Interests that have been accepted for repurchase and that the Fund has transferred into the escrow account prior to their payment to Members. The Escrow Agent will be responsible for providing the Fund with periodic account statements and for making distributions to the Fund upon each subscription date and to Members in connection with repurchases. The Fund will pay the Escrow Agent an annual fee and will reimburse the Escrow Agent for out-of-pocket expenses.

FUND EXPENSES

Fees and expenses borne by the Master Fund (and thus indirectly by the Fund and Members) include:

•	All expenses related to the Master Fund’s investment program (other than the Adviser’s own costs), including, but not limited to:

•	The Master Fund’s share of fees paid and expenses reimbursed to Investment Managers (including management fees, performance-based fees and redemption or withdrawal fees, however titled or structured);

•

All costs and expenses directly related to portfolio transactions and positions for the Master Fund’s account, such as direct and indirect expenses associated with the Master Fund’s investments, including its investments in Investment Funds (whether or not consummated);

•	All costs and expenses related to enforcing the Master Fund’s rights in respect of such investments;

•	Transfer taxes and premiums;

•	Taxes withheld on non-U.S. income;

•	Fees for data and software providers;

•	Research expenses;

•	Brokerage commissions, if applicable in connection with temporary or cash management investments;

•	Line of credit commitment fees and interest expense on loans and debit balances;

•	Borrowing charges on securities sold short;

•	Dividends on securities sold but not yet purchased; and

•	Margin fees;

•	Fees and out-of-pocket expenses of the Custodian;

•	The Management Fee;

•	Operational expenses, including, but not limited to:

•	Attorneys’ fees and disbursements;

•	Fees and disbursements to accountant and tax professionals and expenses related to the Master Fund’s annual audit and tax return preparation;

•	The Administrative Fee and the Administrator’s out-of-pocket expenses;

•	The costs of errors and omissions, directors’ and officers’ liability insurance and a fidelity bond;

•	The costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to the Master Fund’s members;

•	Fees and travel expenses of Directors relating to meetings of the Master Fund’s Board and committees thereof;

•	Fees and travel expenses of the Chief Compliance Officer; and

•	Any extraordinary expenses, including indemnification expenses.

Fees and expenses borne by the Fund (and thus indirectly by Members) include:

•	Operational expenses, including, but not limited to:

•	Any interest expense;

•	Attorneys’ fees and disbursements;

•	Fees and disbursements to accountants and expenses related to the Fund’s annual audit;

•	The Administrative Fee and the Administrator’s out-of-pocket expenses;

•	Escrow fees and expenses;

•	The costs of errors and omissions, directors’ and officers’ liability insurance and a fidelity bond;

•	The costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to Members;

•	Fees and travel expenses of Directors relating to meetings of the Board and committees thereof;

•	Fees and travel expenses of the Chief Compliance Officer; and

•	Any extraordinary expenses, including indemnification expenses;

•	The ongoing offering costs incurred in connection with the periodic offers of Interests;

•	The Incentive Fee, if any.

The performance-based fee will be calculated on a basis that includes realized and unrealized appreciation of assets and may be greater than if they were based solely on realized gains.

Investment Funds will bear various expenses in connection with their operations similar to those incurred by the Fund and the Master Fund. Investment Managers generally will assess asset-based fees to and receive performance-based fees from the Investment Funds (or their investors), which effectively will reduce the investment return of the Investment Funds. These expenses and fees will be in addition to those incurred by the Fund and the Master Fund themselves. As an indirect investor in the Investment Funds, the Fund will bear its proportionate share of the expenses and fees of the Investment Funds, including any performance-based fees payable to the Investment Managers.

CAPITAL ACCOUNTS AND ALLOCATIONS

Capital Accounts

The Fund maintains a separate capital account for each Member (including the Manager, the Adviser or any of their respective affiliates to the extent any of them contributes capital to the Fund as a Member). Each such capital account will have an opening balance equal to the Member’s initial contribution to the capital of the Fund and will be increased by the sum of any additional contributions by the Member to the capital of the Fund, plus any amounts credited to the Member’s capital account as described below. Each Member’s capital account will be reduced by the sum of the amount paid to the Member on any repurchase by the Fund of an Interest, or portion of an Interest, held by the Member, plus the amount of any distributions to the Member that are not reinvested, plus any amounts debited from the Member’s capital account as described below.

Capital accounts of Members are adjusted as of the close of business on the last day of each of the Fund’s fiscal periods. Fiscal periods begin on the day after the last day of the preceding fiscal period and end at the close of the Fund’s business on the first to occur of the following: (1) the last day of a fiscal year of the Fund; (2) the last day of a taxable year of the Fund; (3) the day preceding any day on which a contribution to the capital of the Fund is made; (4) any day on which the Fund repurchases any Interest or portion of an Interest; (5) the day on which a substituted Member is admitted; (6) any day on which any amount is credited to or debited from the capital account of a Member other than an amount to be credited to or debited from the capital account of all Members in accordance with their “investment percentages;” or (7) the last day of a fiscal period of the Master Fund. The Fund will calculate an “investment percentage” for each Member as of the start of each fiscal period by dividing the balance of the Member’s capital account as of the commencement of the period by the sum of the balances of all capital accounts of all Members as of that date.

The Fund’s indirect share of the Management Fee will decrease the value of the Fund’s investment, and, as a consequence, will be reflected in the Members’ capital accounts (including the capital accounts of the Adviser and the Manager or any of their respective affiliates to the extent any of them holds an Interest) as a reduction to net profits or an increase to net losses credited to or debited from such capital accounts.

Allocation of Net Profits and Net Losses

Net profits or net losses of the Fund for each of its fiscal periods will be allocated among and credited to or debited from the capital accounts of all Members as of the last day of the fiscal period in accordance with Members’ investment percentages for the fiscal period. Net profits or net losses will be measured as the net change in the value of the net assets of the Fund, including any net unrealized appreciation or depreciation of investments and realized income and gains or losses and accrued expenses, before giving effect to any repurchases by the Fund of Interests or portions of Interests, and excluding the amount of any items to be allocated among the capital accounts of the Members other than in accordance with the Members’ investment percentages. The amount of net profits, if any, allocated to a Member may be reduced by the Member’s share of the Manager’s Incentive Fee. Allocations for U.S. federal income tax purposes generally will be made among the Members so as to reflect equitably the amounts credited or debited to each Member’s capital account for the current and prior fiscal years. See “Certain Material Tax Considerations—U.S. Federal Income Tax Considerations—Allocation of Fund’s Profits and Losses.”

Allocation of Special Items—Certain Withholding Taxes and Other Expenditures

Withholding taxes or other tax obligations incurred by the Fund that are attributable to any Member will be debited from the capital account of that Member as of the close of the fiscal period during which the Fund paid those obligations, and any amounts distributable at or after that time to the Member (if any) will be reduced by the amount of those taxes. If the amount of those taxes is greater than the distributable amounts, then the Member and any successor to the Member’s Interest is required to pay upon demand to the Fund, as a contribution to the capital of the Fund, the amount of the excess. The Fund is not obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member, although in the event that the Fund determines that a Member is eligible for a refund of any withholding tax, it may, at the request and expense of the Member, assist the Member in applying for the refund.

Any expenditures payable by the Fund, to the extent paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Members, will generally be charged to only those Members on whose behalf the payments are made or whose circumstances gave rise to the payments. These charges will be debited to the capital accounts of the applicable Members as of the close of the fiscal period during which the items were paid or accrued by the Fund.

Reserves

Appropriate reserves may be created, accrued and charged against net assets and proportionately against the capital accounts of the Members for contingent liabilities as of the date the contingent liabilities become known to the Fund. Reserves will be in such amounts (subject to increase or reduction) that the Fund may deem necessary or appropriate. The amount of any reserves and any increase or decrease in them will be proportionately charged or credited, as appropriate, to the capital accounts of those investors who are Members at the time when the reserves are created, increased or decreased, except that, if the reserves, or any increase or decrease in them, exceeds the lesser of $500,000 or 1.0% of the aggregate value of the capital accounts of all those Members, the amount of the reserve, increase or decrease may instead be charged or credited to those investors who were Members at the time, as determined by the Fund, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their capital accounts at that time.

Net Asset Valuation

The Fund will compute its net asset value as of the last business day of each “fiscal period” (as defined under “Capital Accounts”). Such computation is expected to occur on a monthly basis and other times at the Board’s discretion. In determining its net asset value, the Fund will value its investments as of such fiscal period-end. The net asset value of the Fund will equal the value of the assets of the Fund, less all of its liabilities, including accrued fees and expenses. The value of a Member’s capital account will equal the net asset value of the Fund, multiplied by such Member’s investment percentage. In computing its net asset value, the Fund will value its interest in the Master Fund at the net asset value provided by the Master Fund to the Fund.

The net asset value of the Master Fund will equal the value of the total assets of the Master Fund less all of its liabilities, including accrued fees and expenses. The Master Fund’s Board has approved procedures pursuant to which the Master Fund will value its investments in Investment Funds at fair value. The Board is responsible for implementing the procedures and serves as the formal oversight body for the valuation of the Fund’s and Master Fund’s securities. Among other things, the Board is responsible for reviewing the procedures and the Adviser’s methodologies for determining a security’s value, as well as for reviewing other information provided by the Adviser and the Manager’s fair valuation committee regarding valuation determinations. In accordance with the procedures adopted by the Board, fair value as of each fiscal period-end ordinarily will be the value determined as of such fiscal period-end for each Investment Fund in accordance with the Investment Fund’s valuation policies and reported at the time of the Master Fund’s valuation. As a general matter, the fair value of the Master Fund’s interest in an Investment Fund will represent the amount that the Master Fund could reasonably expect to receive from an Investment Fund if the Master Fund’s interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Master Fund believes to be reliable. In the event that an Investment Fund does not report a fiscal period-end value to the Master Fund on a timely basis, the Master Fund would determine the fair value of such Investment Fund based on the most recent value reported by the Investment Fund, as well any other relevant information available at the time the Master Fund values its portfolio. Any values reported as “estimated” or “final” values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Master Fund’s valuation date.

Prior to investing in any Investment Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Investment Fund, which as a general matter will utilize market values when available and will otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with industry practice and compatible with the valuation methods used by the Master Fund for valuing its own investments. The Adviser is required to make an affirmative determination that using the valuation methodology of the Investment Fund to value the Master Fund’s investment in such Fund is not inconsistent with the Adviser’s and the Master Fund Board’s fiduciary obligations under the Advisers Act and the 1940 Act. Prior to investing in any Investment Fund, the Adviser will also confirm that the Investment Fund is obligated to inform its investors, in a timely fashion, of any material changes to its valuation methodology.

The Master Fund’s valuation procedures require the Adviser to consider all relevant information available at the time the Master Fund values its portfolio. The Adviser and/or the Master Fund’s Board will consider such information and may conclude in certain circumstances that the information provided by the Investment Manager of an Investment Fund does not represent the fair value of the Master Fund’s interests in the Investment Fund.

As part of its consideration of all relevant information, the Adviser monitors all Investment Funds and compares the individual monthly results of each Investment Fund with that of other hedge fund managers that use the same type of investment strategy. In circumstances where an Investment Fund’s performance is not in line with its peer group, the Adviser will contact the Investment Manager and attempt to find a logical and reasonable explanation for the disparity in returns. Any outlying results, either positive or negative, are followed up with the Investment Manager to determine the cause and to see if further review of the situation is required. If, based on relevant information available to the Adviser at the time the Master Fund values its portfolio, the Adviser concludes that the value provided by the Investment Fund does not represent the fair value of the Master Fund’s interests in the Investment Fund, the Adviser will take steps to recommend a fair value for the Master Fund’s interests in the Investment Fund to the Master Fund’s Board for its consideration.

Although the procedures approved by the Master Fund’s Board provide that the Adviser will review the valuations provided by the Investment Managers to the Investment Funds, neither the Adviser nor the Master Fund’s Board will be able to confirm independently the accuracy of valuations provided by such Investment Managers (which are unaudited). The Adviser does not generally have access to all necessary financial and other information relating to the Investment Funds, including information about the securities in which the Investment Funds invest or their valuation, in order to determine independently the Investment Funds’ net asset values.

The Master Fund’s interest in an Investment Fund is valued at an amount equal to the Master Fund’s capital account in the Investment Fund which issued such interest, as determined pursuant to the instrument governing such issuance. As a general matter, the governing instruments of the Investment Funds in which the Master Fund invests provide that any securities or investments which are illiquid, not traded on an exchange or in an established market or for which no value can be readily determined, will be assigned such fair value as the respective Investment Managers may determine in their judgment based on various factors. Such factors depend on the type of security being valued and include, but are not limited to, aggregate dealer quotes or independent appraisals. Such valuations may not be indicative of what actual fair market value would be in an active, liquid or established market. Prospective investors should be aware that Investment Managers may face a conflict of interest in valuing the Investment Fund’s securities because the values given to the securities will affect the Investment Managers’ compensation.

Although redemptions of interests in Investment Funds are subject to advance notice requirements, Investment Funds will typically make available net asset value information to holders which will represent the price at which, even in the absence of redemption activity, the Investment Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Investment Fund’s governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Master Fund’s Board, in the absence of specific transaction activity in interests in a particular Investment Fund, the Master Fund would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. In accordance with generally accepted accounting principles and industry practice, the Master Fund may not always apply a discount in cases where there was no contemporaneous redemption activity in a particular Investment Fund. In other cases, as when an Investment Fund imposes extraordinary restrictions on redemptions, or when there have been no recent transactions in Investment Fund interests, the Master Fund may determine that it was appropriate to apply a discount to the net asset value of the Investment Fund. Any such decision would be made in good faith, and subject to the review and supervision of the Master Fund’s Board.

The valuations reported by the Investment Managers of the Investment Funds, upon which the Master Fund calculates its fiscal period-end net asset value, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Investment

Funds are audited by those funds’ independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Such adjustments or revisions, whether increasing or decreasing the net asset value of the Master Fund at the time they occur, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds of the Fund received by Members whose Interests were repurchased prior to such adjustments and who received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Investment Managers or revisions to net asset value of an Investment Fund adversely affect the Master Fund’s net asset value, the outstanding Interests will be adversely affected by prior repurchases to the benefit of Members whose Interests were repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value of the Interests resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding Interests and to the detriment of Members whose Interests were previously repurchased at a net asset value per Interest lower than the adjusted amount. The same principles apply to the purchase of Interests. New Members may be affected in a similar way.

The procedures approved by the Master Fund’s Board provide that, where deemed appropriate by the Adviser and consistent with the rules governing valuation of portfolio securities under the 1940 Act, investments in Investment Funds may be valued at cost. Cost would be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Master Fund is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, the Master Fund’s investment will be revalued in a manner that the Adviser, in accordance with procedures approved by the Master Fund’s Board, determines in good faith best reflects approximate fair value. The Master Fund’s Board will oversee the valuation policies utilized by the Adviser as to their fairness to the Master Fund and consistency with the Master Fund’s valuation procedures.

To the extent the Adviser invests the assets of the Master Fund in securities or other instruments that are not investments in Investment Funds, the Master Fund will generally value such assets as described below. Securities traded on one or more of the U.S. national securities exchanges, the Nasdaq Stock Market or the OTC Bulletin Board will be valued at their last composite sale prices as reported at the close of trading on the exchanges or markets where such securities are traded for the business day as of which such value is being determined. Securities traded on a foreign securities exchange will generally be valued at their last sale price on the exchange where such securities are primarily traded. If no sales of particular securities are reported on a particular day, the securities will be valued based on their composite bid prices for securities held long, or their composite ask prices for securities held short, as reported by the appropriate exchange, dealer, or pricing service. Redeemable securities issued by a registered open-end investment company will be valued at the investment company’s net asset value per share. Other securities for which market quotations are readily available will generally be valued at their bid prices, or ask prices in the case of securities held short, as obtained from the appropriate exchange, dealer, or pricing service. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith in accordance with procedures approved by the Master Fund’s Board.

In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold. In such circumstances, the Adviser and/or the Master Fund’s Board will reevaluate its fair value methodology to determine, what, if any, adjustments should be made to the methodology.

Debt securities will be valued in accordance with the Master Fund’s valuation procedures, which generally provide for using a third-party pricing system, agent, or dealer selected by the Adviser, which may include the use of valuations furnished by a pricing service that employs a matrix to determine valuations for normal institutional size trading units. The Master Fund’s Board will oversee the Adviser’s process for monitoring the reasonableness of valuations provided by any such pricing service. Debt securities with remaining maturities of

60 days or less, absent unusual circumstances, will be valued at amortized cost, so long as the Master Fund’s Board determines that such valuations represent fair value.

Assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the United States. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the net asset value of the Master Fund is determined. When such events materially affect the values of securities held by the Master Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith in accordance with procedures approved by the Master Fund’s Board.

The Adviser or its affiliates act as investment adviser to other clients that may invest in securities for which no public market price exists. Valuation determinations by the Adviser or its affiliates for other clients may result in different values than those ascribed to the same security owned by the Master Fund. Consequently, the fees charged to the Master Fund and other clients may be different, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of the Master Fund, including the Management Fee and the costs of any borrowings, are accrued on a monthly basis on the day net asset value is calculated and taken into account for the purpose of determining net asset value.

Situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Master Fund’s net assets if the determinations by the Master Fund’s Board, the Adviser, or Investment Managers to the Investment Funds should prove incorrect. Also, Investment Managers will only provide determinations of the net asset value of Investment Funds on a monthly basis. The Adviser typically receives information from the Investment Managers as of month-end, within fifteen business days after month-end. Therefore, it will not be possible to determine the net asset value of the Master Fund more frequently.

CONFLICTS OF INTEREST

The Manager, an asset management firm, and its parent company, PNC (together with their affiliates and subsidiaries) are involved in a broad spectrum of financial services and asset management activities. Affiliates of the Manager are engaged in a variety of businesses, including merchant banking, investment banking, brokerage, investment advisory and asset management, and other similar activities that may conflict with the interests of the Master Fund, the Fund or the Members in the ordinary course of business. Affiliates of the Manager and PNC may invest in and have other relationships with the Investment Funds in which the Fund will invest that may give rise to potential conflicts. Affiliates of the Manager may, for example, enter into transactions, as principal, with any of the Investment Funds, including derivative transactions, or perform routine broker-dealer transactions. Other relationships may include, but are not limited to, lending transactions in which the affiliate provides financing, serving as agent or prime broker and the provision of general financial advisory services to an Investment Fund. In addition, situations may arise in which an affiliate believes that, to protect its own commercial interests, it may be necessary to take action with respect to an Investment Fund, and therefore detrimental to investors in such Investment Fund, and therefore detrimental to members of the Fund.

The Adviser also engages in activities which may conflict with the interests of the Master Fund, the Fund or the Members.

In addition, the Investment Managers of the Investment Funds to which the Master Fund allocates its assets, and their affiliates may have clients, businesses and interests in addition to managing the assets of the Investment

Funds. The discussion below sets out certain conflicts of interest that may arise; conflicts of interest not described below may also exist. Neither the Manager nor the Adviser can give any assurance that any conflicts of interest will be resolved in favor of the Master Fund, the Fund or the Members. In acquiring an Interest, a Member will be deemed to have acknowledged the existence of potential conflicts of interest relating to the Manager, the Adviser and the Investment Managers, and to the Fund’s operating in the face of those conflicts.

Transactions by the Adviser and the Manager

The Adviser, the Manager and their respective affiliates may pursue acquisitions of assets and businesses and identification of investment opportunities in connection with their existing businesses or a new line of business without first offering the opportunity to the Fund or the Master Fund. Such an opportunity could include a business that competes with the Fund, the Master Fund or an Investment Fund in which the Master Fund has invested or proposes to invest.

Compensation for Services

The Manager, the Adviser or their respective affiliates may seek to perform investment banking and other financial services for, and will receive compensation from, Investment Funds, the sponsors of Investment Funds, companies in which Investment Funds invest, or other parties in connection with transactions related to those investments or otherwise. This compensation could include financial advisory fees, as well as underwriting or placement fees, financing or commitment fees and brokerage fees. Investment banking and other financial services compensation will not be shared with the Fund, the Master Fund or Members and may be paid before the Fund realizes a return on its investment. The Manager, the Adviser or their respective affiliates may have an incentive to cause investments to be made, managed or realized in seeking to advance the interests of a client other than the Master Fund or to earn compensation. The Manager, the Adviser or their respective affiliates may also act as prime broker for Investment Funds.

Asset Management Activities

The Adviser, the Manager and their respective affiliates conduct a variety of asset management activities, including sponsoring or advising both registered and unregistered investment funds. Those activities may also include managing assets of employee benefit plans that are subject to ERISA and related regulations. The Manager’s investment management activities may present conflicts if the Fund or the Master Fund and these other investment or pension funds either compete for the same investment opportunity or pursue investment strategies counter to each other.

Voting Rights in Investment Funds

From time to time, sponsors of Investment Funds may seek the approval or consent of an Investment Fund’s investors in connection with certain matters. In such a case, the Adviser will have the right to vote in its discretion the interest in the Investment Fund held by the Master Fund, on behalf of the Master Fund. The Adviser will consider only those matters it considers appropriate in taking action with respect to the approval or consent. Business relationships may exist between the Adviser and its affiliates, on the one hand, and the Investment Managers and affiliates of the Investment Funds, on the other hand, other than as a result of the Master Fund’s investment in the Investment Funds. As a result of these existing business relationships, the Adviser may face a conflict of interest acting on behalf of the Master Fund.

The Master Fund may, for regulatory reasons, limit the amount of voting securities it holds in any particular Investment Fund, and may as a result hold substantial amounts of non-voting securities in a particular Investment Fund. The Master Fund’s lack of ability to vote may result in a decision for an Investment Fund that is adverse to the interests of the Fund and the Members. In certain circumstances, the Master Fund may waive voting rights or elect not to exercise them, such as to achieve compliance with U.S. bank holding company laws and federal securities laws.

Client Relationships

The Manager, the Adviser, and their respective affiliates have existing and potential relationships with a significant number of sponsors and managers of Investment Funds, corporations and institutions. In providing services to its clients and the Master Fund, the Manager and the Adviser may face conflicts of interest with respect to activities recommended to or performed for the clients, the Master Fund, the Fund, the Members and/or the Investment Funds. In addition, these client relationships may present conflicts of interest in determining whether to offer certain investment opportunities to the Master Fund.

Confidential Information

Due to the relationship with various third parties, affiliates of the Manager or the Adviser may have access to information regarding the Investment Funds in which the Master Fund invests. Members should be aware, however, that the Manager and the Adviser will generally be unable to access such information due to confidentiality, “Ethical Wall” or other legal considerations. As a result, the Manager and the Adviser may sometimes make investment decisions different than those they would make if they had such access, and such decisions may result in a material loss to the Fund. The Manager’s and the Adviser’s affiliates are not required to, and are generally prohibited from, affording the Manager or the Adviser access to all relevant information they may possess.

The Manager or the Adviser may from time to time come into possession of confidential information relating to an Investment Fund which the Manager and the Adviser will not use for the benefit of the Fund, due to confidentiality concerns or legal considerations. In addition, the Adviser may also develop analyses or opinions of one or more Investment Funds, and buy or sell interests in one or more Investment Funds, on behalf of other “funds of hedge funds” operated by the Adviser but not on behalf of the Fund. The Adviser regards its analyses as proprietary and confidential, and will not disclose its opinions or purchase and sale activities regarding any Investment Fund except to investors in the periodic reports distributed by the Adviser.

Incentive Fee and Performance-Based Fees of Investment Managers

Investment Managers may receive performance-based fees in the event that the relevant Investment Fund generates net profits. Likewise, the Adviser may receive a portion of the Incentive Fee if the Fund generates net profits. The fact that the performance-based fees and the Incentive Fee are payable or made out of net profits may create an incentive for an Investment Manager or the Adviser to make investments that are riskier and more speculative than they otherwise would make in the absence of such performance-based compensation.

Diverse Membership; Relationships with Members

The Members are expected to include entities that may have conflicting investment, tax and other interests with respect to their investments in the Fund. The conflicting interests of individual Members may relate to or arise from, among other things, the nature of investments made by the Fund through the Master Fund, the structuring of the acquisition of investments of the Master Fund, and the timing of disposition of investments. The structuring of the Master Fund’s investments and other factors may result in the realization of different returns by different Members. Conflicts of interest may arise in connection with decisions made by the Adviser, including decisions with respect to the nature or structuring of investments, that may be more beneficial for one Member than for another Member, especially with respect to Members’ individual tax situations. In selecting Investment Funds for the Master Fund, the Adviser will consider the investment and tax objectives of the Master Fund as a whole, not the investment, tax or other objectives of any Member individually.

Related Funds

Personnel of the Adviser, the Manager and their respective affiliates provide advisory services to various other funds that utilize an investment program that is substantially similar to that of the Fund and the Master

Fund. Conflicts of interest may arise for the Adviser or the Manager in connection with certain transactions involving investments by the Master Fund in Investment Funds, and investments by other funds advised by the Adviser, or sponsored or managed by the Manager, in the same Investment Funds. Conflicts of interest may also arise in connection with investments in the Fund by other funds advised or managed by the Adviser, the Manager or their respective affiliates. Such conflicts could arise, for example, with respect to the timing, structuring and terms of such investments and the disposition of them. The Adviser or an affiliate may determine that an investment in an Investment Fund is appropriate for a particular client or for itself or its officers, directors, members or employees, but that the investment is not appropriate for the Master Fund. Situations also may arise in which the Adviser or an affiliate, or their clients, have made investments that would have been suitable for investment by the Master Fund but, for various reasons, were not pursued by, or available to, the Master Fund. The investment activities of the Adviser, its affiliates and any of their respective officers, directors, members or employees may disadvantage the Master Fund in certain situations, if among other reasons, the investment activities limit the Master Fund’s ability to invest in a particular Investment Fund.

Management of the Fund and the Master Fund

Personnel of the Adviser, the Manager and their affiliates will devote such time as the Adviser, the Manager and their affiliates, in their discretion, deem necessary to carry out the operations of the Fund and the Master Fund effectively. Officers and employees of the Manager and its affiliates will also work on other projects for PNC and its other affiliates (including other clients served by the Manager and its affiliates) and conflicts of interest may arise in allocating management time, services or functions among the affiliates.

Other Clients Advised by Investment Managers of the Investment Funds

Conflicts of interest may arise from the fact that the Investment Managers of the Investment Funds and their affiliates generally will be carrying on substantial investment activities for other clients, including other investment funds, in which the Master Fund will have no interest. The Investment Managers may have financial incentives to favor certain of such accounts over the Investment Funds. Any of their proprietary accounts and other customer accounts may compete with the Investment Funds for specific trades, or may hold positions opposite to positions maintained on behalf of the Investment Fund. The investment advisers of the Investment Funds may give advice and recommend securities to, or buy or sell securities for, an Investment Fund in which the Master Fund has invested, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, other accounts and customers even though their investment objectives may be the same as, or similar to, those of the Investment Fund in which the Master Fund is invested.

Allocation of Investment Opportunities by Investment Managers

Each Investment Manager of an Investment Fund will evaluate a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the relevant Investment Fund and accounts under management at a particular time, including, but not limited to, the following: (i) the nature of the investment opportunity taken in the context of the other investments at the time; (ii) the liquidity of the investment relative to the needs of the particular entity or account; (iii) the availability of the opportunity (i.e., size of obtainable position); (iv) the transaction costs involved; and (v) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ, the investment activities of an Investment Fund, on the one hand, and the managed accounts, on the other hand, may differ considerably from time to time. In addition, the fees and expenses of the Investment Fund may differ from those of the other managed accounts. Accordingly, prospective Members should note that the future performance of an Investment Fund and its Investment Manager’s other accounts will vary.

“Soft Dollar” Payments

Each Investment Manager will select the brokers utilized by the Investment Funds. Any Investment Manager may engage in “soft dollar” practices whether or not such practices fall within the soft dollar safe harbor established by Section 28(e) of the Exchange Act which permits the payment of a brokerage commission amount in excess of the amount that would have been charged by another broker or dealer, as long as such amount was determined in good faith to be reasonable in relation to the value of the services provided. Thus, an Investment Manager may receive “brokerage and related services” covered by such safe harbor as well as office space, overhead expense reimbursement, and similar benefits not covered by such safe harbor. In doing so, the Investment Managers may pay higher commissions than those charged by brokers that do not provide such services or benefits.

Proprietary Trading

Each Investment Manager and its principals, officers, employees, and affiliates, may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Master Fund or an Investment Fund. As a result of differing trading and investment strategies or constraints, principals, officers, employees, and affiliates of the Investment Manager may take positions that are the same, different, or made at a different time than positions taken for the Investment Fund.

Participation in Investment Opportunities

The Adviser will consider the Master Fund for all appropriate investment opportunities available to it. Similarly, the Adviser anticipates that each Investment Manager will consider participation by the Master Fund, or an Investment Fund in which the Master Fund participates, in all appropriate opportunities that are also under consideration by the Investment Funds and other accounts managed by the Investment Managers, other than the Master Fund (“Other Client Accounts”), that pursue investment programs similar to that of the Master Fund. Circumstances may arise, however, under which the Adviser or an Investment Manager will cause its Other Client Accounts to commit a larger percentage of their assets to an investment opportunity than to which they will commit assets of the Master Fund or an Investment Fund. Circumstances may also arise under which an Investment Manager will consider participation by its Other Client Accounts in investment opportunities in which they do not to invest on behalf of the Master Fund or an Investment Fund, or vice versa.

Certain investment activities conducted by the Manager, the Adviser, or the Investment Managers for the Other Client Accounts may be disadvantageous to the Master Fund. These situations may arise as a result of, among other things: (1) legal restrictions on the combined size of positions that may be taken for the Master Fund, or an Investment Fund in which the Master Fund participates and/or Other Client Accounts (collectively, “Co-Investors” and, individually, a “Co-Investor”), limiting the size of the Master Fund’s or an Investment Fund’s position; (2) legal prohibitions on the Co-Investors’ participating in the same instruments; (3) the difficulty of liquidating an investment for a Co-Investor when the market cannot absorb the sale of the combined positions; and (4) the determination that a particular investment is warranted only if hedged with an option or other instrument and the availability of those options or other instruments is limited.

The Manager, the Adviser, each Investment Manager, and their respective principals, officers, employees and affiliates, may buy and sell securities or other investments for their own accounts and may face conflicts of interest with respect to investments made on behalf of the Master Fund or an Investment Fund in which the Master Fund participates. As a result of differing trading and investment strategies or constraints, principals, officers, employees and affiliates of the Investment Manager may take positions that are the same, different from or made at different times than positions taken for the Master Fund or an Investment Fund.

The Manager, the Adviser, the Investment Managers or their respective affiliates may from time to time provide investment advisory or other services to private investment funds and other entities or accounts managed by the Adviser or its affiliates. In addition, Investment Managers or their affiliates may from time to time receive research products and services in connection with the brokerage services that affiliates of the Adviser may provide to one or more Investment Funds or the Master Fund.

Other Matters

An Investment Manager may from time to time cause an Investment Fund to effect certain principal transactions in securities with one or more Other Client Accounts, subject to certain conditions. For example, these transactions may be made in circumstances in which the Investment Manager determined it was appropriate for the Investment Fund to purchase and an Other Client Account to sell, or the Investment Fund to sell and an Other Client Account to purchase, the same security or instrument on the same day. Future investment activities of the Investment Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest.

The Adviser, its affiliates and their directors, officers and employees, may buy and sell securities or other investments for their own accounts, including interests in Investment Funds, and may have conflicts of interest with respect to investments made by the Adviser on behalf of the Master Fund. As a result of differing trading and investment strategies or constraints, directors, officers and employees of the Adviser or its affiliates may take positions that are the same, different from or made at different times from positions taken for the Master Fund. To lessen the possibility that this personal trading will adversely affect the Master Fund, the Master Fund, the Manager and the Adviser each adopted a Code of Ethics that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Master Fund’s portfolio transactions. See “Codes of Ethics.”

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund or the Master Fund. Future investment activities of the Manager, the Adviser and their respective affiliates and their principals, partners, directors, officers or employees may give rise to conflicts of interest other than those described above.

SUBSCRIPTIONS FOR INTERESTS

Subscription Terms

Subscriptions for Interests are accepted as of the first business day of each calendar month. A prospective investor must submit to the Fund a completed investor application together with payment in the full amount of the subscription no later than at the close of business (5:00 p.m. Eastern time) on the third business day prior to the applicable subscription date. Although the Fund may accept, in its sole discretion, a subscription prior to actual receipt of payment, an investor may not become a Member until payment has been received. Any amounts received in advance of the subscription date will be placed in a non-interest bearing escrow account with the Escrow Agent prior to their investment in the Fund.

The Fund reserves the right to reject, in its sole discretion, any subscription. The Fund also reserves the right, in its sole discretion, not to accept future subscriptions at any time and from time to time.

The minimum initial investment in the Fund from each investor is $75,000, and the minimum additional investment in the Fund is $10,000. The Fund may reduce these minimum initial and additional investment amounts with respect to individual investors or classes of investors (for example, with respect to certain key employees, officers or directors of the Fund, the Master Fund, the Adviser, the Manager or their affiliates). The Fund may accept investments for any lesser amount under certain circumstances, including where an investor has significant assets under the management of the Manager or its affiliate, in the case of regular follow-on investments and other special circumstances that may arise.

The Fund may, in its discretion, repurchase a Member’s entire Interest if the Member’s capital account balance in the Fund, as a result of repurchase or transfer requests by the Member, falls below $50,000 in order to help prevent operational inefficiencies and expense with respect to account administration. There may be instances in which the Fund may choose not to repurchase a Member’s entire Interest despite such capital account balance shortfall, including cases in which it is anticipated that the Member’s capital account balance will only temporarily fall below $50,000, the Member’s capital account balance taken together with the Member’s investments through related accounts exceeds $50,000, the Member has significant assets under management of the Manager or its affiliate, and in other special circumstances.

Except as otherwise permitted by the Board, Members must make initial and additional contributions to the capital of the Fund in cash, and transmit all contributions by the time and in the manner that is specified in the subscription documents of the Fund. Initial and additional contributions to the capital of the Fund will be payable in one installment. Although the Fund may accept contributions of securities in the sole discretion of the Board, the Fund has no intention at present of accepting contributions of securities. If the Fund chooses to accept a contribution of securities, the securities would be valued in the same manner as the Fund values its other assets.

Each new Member must agree to be bound by all of the terms of the LLC Agreement by signing an investor application. Each potential investor must also represent and warrant in the investor application, among other things, that the investor is an “Eligible Investor” as described below and is purchasing an Interest for its own account, and not with a view to the distribution, assignment, transfer or other disposition of the Interest.

Eligible Investors

Each prospective investor in the Fund will be required to certify to the Fund that the investor is a “qualified client” within the meaning of Rule 205-3 under the Advisers Act. A “qualified client” means an individual or company (other than an investment company) that has a net worth (or, in the case of individuals, a joint net worth with their spouse) of more than $1.5 million, or that meets certain other qualification requirements. Investors who meet such qualifications are referred to in this prospectus as “Eligible Investors.” Existing Members who subscribe for additional Interests will be required to qualify as Eligible Investors at the time of each additional subscription.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means for you: When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver’s license or other identifying documents.

Distribution Arrangements and Sales Loads

The Distributor is a wholly-owned subsidiary of Foreside Financial Group, LLC and maintains its principal office at Three Canal Plaza, Suite 100, Portland, ME 04101. Interests may be purchased through the Distributor or through broker-dealers and intermediaries that have entered into selling agreements with the Distributor.

Pursuant to the Distribution Agreement between the Fund and the Distributor, the Distributor serves in its capacity on a best-efforts basis, subject to various conditions. The Distributor may solicit orders for Interests on behalf of the Fund and will engage in any activities it deems appropriate in connection with the promotion and sale of the Interests. Neither the Distributor nor any other broker-dealer or intermediary is obligated to buy any Interests from the Fund. The Distributor does not intend to make a market in the Interests. The Fund has agreed to indemnify the Distributor and its affiliates against certain liabilities, including certain liabilities arising under the Securities Act.

The Distributor will generally be entitled to receive a sales load from each investor purchasing an Interest. The specific amount of the sales load will depend on the size of the investment in the Fund, as follows:

•	3% on the first $500,000 of any investment;

•	2% on the amount of any investment that exceeds $500,000, but is less than $1 million; and

•	1% on the amount of any investment that exceeds $1 million.

The sales load is “stepped up”, meaning that an investor who makes a $600,000 investment in the Fund will pay a 3% sales load on $500,000 of its investment and a 2% sales load on $100,000 of its investment.

The sales load will be deducted from a prospective Member’s subscription amount; it will not constitute a capital contribution made by the Member to the Fund nor part of the assets of the Fund.

Interests purchased by the following investors are not subject to any sales load:

(1) the Manager or its affiliates;

(2) the Distributor;

(3) present or former officers, managers, directors, registered representatives and employees (and the “immediate family” of any such person, which term encompasses such person’s spouse, children, grandchildren, grandparents, parents, parents-in-law, brothers and sisters, sons- and daughters-in-law, aunts, uncles, nieces and nephews and relatives by virtue of a remarriage (step-children, step-parents, etc.) as well as siblings of such person’s spouse and a spouse of such person’s siblings) of the Fund, the Master Fund, the Manager and its affiliates, and retirement plans established by them for their employees;

(4) purchasers for whom the Manager or the Distributor or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity;

(5) purchasers that use proceeds from an account for which the Manager or one of its affiliates acts in a fiduciary, advisory, custodial, or similar capacity, to purchase Interests;

(6) brokers, dealers, and agents who have a sales agreement with the Distributor, and their employees (and the immediate family members of such individuals);

(7) broker-dealers, investment advisers or financial planners that have entered into an agreement with the Distributor and that purchase Interests for (i) their own accounts, or (ii) the accounts of eligible clients and that charge a fee to the client for their services; and

(8) clients of such investment advisers or financial planners described in (7) above that place trades for the clients’ own accounts if such accounts are linked to the master account of the investment adviser or financial planner on the books and records of a broker-dealer or agent that has entered into an agreement with the Distributor.

The Fund offers a right of accumulation. Under this right, the amount of a Member’s each additional investment in the Fund will be aggregated with the amount of the Member’s initial investment and any additional investments in determining the applicable sales load at the time of the additional investment. The right of accumulation also permits an investor’s investment in the Fund to be combined with investments made by the investor’s spouse, or for individual accounts (including IRAs and 403(b) Plans), joint accounts of such persons, and for trust or custodial accounts on behalf of their children who are minors. A fiduciary can count all Interests purchased for a trust, estate or other fiduciary account (including one or more employee benefit plans of the same employer) that has multiple accounts. The Distributor will aggregate the amount of each additional investment in the Fund with the amount of the Member’s initial investment and any other investments, if currently owned, to determine the applicable sales load. The reduced sales load will apply only to current purchases. For purposes of determining the sales load for an investment in the Fund, the right of accumulation privileges do not apply to investments in other funds managed by the Manager or its affiliates.

An investor must request the reduced sales load or waiver of sales load when making an investment.

The Distributor may reallow a portion of the sales load to selling brokers and dealers with whom it has agreements. In addition, the Distributor or its affiliates may pay from their own resources additional compensation, either at the time of sale or on an on-going basis, to brokers and dealers in connection with the sale and distribution of the Interests or servicing of investors and for referrals of such brokers and dealers.

The Manager may pay a portion of the Management Fee to entities that assist in the distribution of Interests and may be affiliated with the Manager. These payments will be in addition to the direct sales loads paid by investors.

INTERESTS ELIGIBLE FOR FUTURE SALE

The Interests offered by this prospectus may be transferred without restrictions under the Securities Act. The Interests are, however, subject to substantial contractual restrictions on transferability pursuant to the LLC Agreement and as set forth in this prospectus. See “Redemptions, Repurchases and Transfers of Interests.” Prior to June 30, 2006, the Fund had $47,450,859 in limited liability company interests outstanding which are deemed “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act, and may not be sold without registration or an exemption from registration under the Securities Act.

In general, Rule 144 imposes limitations on the disposition of restricted securities. These limitations are generally more restrictive for sellers who are “affiliates” of the issuer, and require longer holding periods for persons not subject to Section 13 of the Exchange Act and the reporting requirements of Section 15(d) of the Exchange Act.

Rule 144A provides a safe harbor from the registration requirements of the Securities Act for the resale of restricted securities to specified institutions. In general, under Rule 144A, a person is entitled to resell securities that, when issued, were not of the same class as securities listed on a United States national securities exchange or quoted in an automated inter-dealer quotation system in the United States. Such “eligible securities” may be sold under Rule 144A only to “qualified institutional buyers” which, in general, is an institution that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the institution.

The forgoing is not intended to be a complete description of Rule 144 and Rule 144A or of the rights of Members to sell their Interests. Members wishing to sell Interests acquired prior to June 30, 2006 should consult their financial and legal advisers.

The Interests will not be listed on any securities exchange and it is not anticipated that a secondary market for the Interests will develop. The Interests are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the LLC Agreement of the Fund and in compliance with federal and state securities laws. The Interests will not be redeemable at an investor’s option nor will they be exchangeable for interests of any other fund because the Fund is a closed-end investment company. As a result, an investor may not be able to sell or otherwise liquidate its Interest. The Interests are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

OUTSTANDING SECURITIES

Title of class	Amount Authorized	Amount Held by Registrant for its Account	Amount Outstanding as of June 30, 2010 Exclusive of Amount Shown under “Amount Held by Registrant for its Account”
Limited liability company interests	Unlimited	N/A	$17,714,543.96

CONTROL PERSONS

For purposes of the 1940 Act, any person who owns directly or through one of more controlled companies more than 25% of the voting securities of a company is presumed to “control” such company.

As of June 30, 2010, PNC Bank, N.A., an affiliate of PNC and the Manager, held of record, in a fiduciary or representative capacity for its customers, 17.87% of the outstanding limited liability company interests in the Fund and may be deemed to be the beneficial owner of these interests, for purposes of the federal securities laws, because PNC Bank, N.A. possessed sole or shared voting or investment power with respect to such interests. PNC Bank, N.A. does not, however, have any economic interest in such interests, which are held solely for the benefit of its customers.

As of June 30, 2010, PNC Investment Corp., an affiliate of PNC and the Manager, held 80.83% of the outstanding limited liability company interests in the Fund.

As of June 30, 2010 no other person possessed sole or shared voting or investment power with respect to more than 5% of the outstanding limited liability company interests in the Fund.

As of June 30, 2010, the Directors and officers of the Fund and the Master Fund, as a group, owned less than one percent of the outstanding limited liability company interests in the Fund.

REDEMPTIONS, REPURCHASES AND TRANSFERS OF INTERESTS

No Right of Redemption

No Member or other person holding an Interest (as discussed herein, “Interests” includes portions of an Interest) acquired from a Member, will have the right to require the Fund to redeem the Interest. No public market for Interests exists, and none is expected to develop in the future. In addition, transfers and redemptions of Interests will be limited so as to ensure that the Fund will not be treated as a “publicly traded partnership” for U.S. federal tax purposes. Consequently, Members may not be able to liquidate their investment other than as a result of repurchases of Interests by the Fund, as described below.

Repurchases of Interests

The Fund may from time to time repurchase Interests from Members in accordance with written tenders by Members at those times, in those amounts, and on such terms and conditions as the Board may determine in its sole discretion. Each such repurchase offer may be limited and will generally apply to 5% to 25% of the net assets of the Fund. In determining whether the Fund should offer to repurchase Interests from Members, the Board will consider a variety of factors. The Board expects that the Fund will offer to repurchase Interests from Members quarterly. The Board will consider the recommendation of the Manager and will also consider the following factors, among others, in making its determination:

•	whether any Members have requested to tender Interests to the Fund;

•	the liquidity of the Fund’s assets;

•	the investment plans and working capital and reserve requirements of the Fund;

•	the relative economies of scale of the tenders with respect to the size of the Fund;

•	the history of the Fund in repurchasing Interests; and

•	any anticipated tax consequences to the Fund of any proposed repurchases of Interests.

The Fund’s assets consist primarily of its interest in the Master Fund. Therefore, in order to finance the repurchase of Interests pursuant to the repurchase offers, the Fund may find it necessary to liquidate all or a portion of its interest in the Master Fund. Because interests in the Master Fund may not be transferred, the Fund may withdraw a portion of its interest only pursuant to repurchase offers made by the Master Fund. The Fund will not conduct a repurchase offer for Interests unless the Master Fund simultaneously conducts a repurchase offer for Master Fund interests. The Master Fund’s Board expects that the Master Fund will conduct repurchase offers on a quarterly basis in order to permit the Fund to meet its obligations under its repurchase offers. However, there are no assurances that the Master Fund’s Board will, in fact, decide to undertake such a repurchase offer, and consequently that the Fund will be able to finance the repurchase of Interests. The Fund cannot make a repurchase offer larger than the corresponding repurchase offer made by the Master Fund. The Master Fund will make repurchase offers, if any, to all of its investors, including the Fund, on the same terms, and this feature may affect the size of the Master Fund’s repurchase offers. Subject to the Master Fund’s investment restriction with respect to borrowings, the Master Fund may borrow money to finance its repurchase obligations pursuant to any such repurchase offer.

The LLC Agreement provides for the dissolution of the Fund if any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for repurchase by the Fund has not been given the opportunity to so tender within a period of two years after the request (whether pursuant to a single repurchase offer or multiple consecutive offers within the two-year period). A Member wishing the Fund to repurchase such Member’s entire Interest must tender at each subsequent tender offer the Member’s entire remaining Interest in order for the two year provision to apply.

The Fund will repurchase Interests from Members pursuant to written tenders on terms and conditions that the Board determines to be fair to the Fund and to all Members or persons holding Interests acquired from Members. The value of a Member’s Interest that is being repurchased will be equal to the value of the Member’s capital account (or the portion of it being repurchased) as of the date of the repurchase, after giving effect to all allocations that are made as of that date. When the Board determines that the Fund will repurchase Interests, the Fund will provide notice to Members describing the terms of the offer, containing information Members should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Members deciding whether to tender their Interests during the period that a repurchase offer is open may obtain the net asset value of their Interests by contacting the Fund during the period.

Repurchases of Interests from Members by the Fund may be paid, at the discretion of the Fund, in cash, or by the distribution of securities in kind or partly in cash and partly in kind. The Fund, however, expects not to distribute securities in kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Members not tendering Interests for repurchase. Repurchases will be effective after receipt and acceptance by the Fund of all eligible written tenders of Interests from Members. Any in-kind distribution of securities will be valued in accordance with the LLC Agreement and will be distributed to all tendering Members on a proportional basis.

The Fund charges a repurchase fee of 1.00% on repurchases of Interests that have been held less than 180 days. The fee will be deducted from the repurchase proceeds due to the Member who tendered its Interest for repurchase, and cannot be paid separately. The fee will be credited to the assets of the Fund, and is designed to offset the brokerage commissions, market impact, and other costs associated with fluctuations in Fund asset levels and cash flow caused by short-term holding of Interests. From time to time, the Fund may waive or modify the repurchase fee for certain categories of investors. The Fund reserves the right to modify the terms of or terminate this fee at any time. The fee is not a deferred sales charge, is not a commission paid to the Manager, the Adviser or their affiliates, and does not benefit such persons in any way.

The Fund may have to effect a withdrawal from the Master Fund to pay for the Interests being repurchased, and, in turn the Master Fund may have to effect withdrawals from the Investment Funds to pay for the repurchase of the Fund’s interest in the Master Fund. Due to liquidity restraints associated with the Master Fund’s investments in the Investment Funds, the Fund expects to employ the following repurchase procedures:

•

If the Board elects to offer to repurchase Interests, the Fund will send each Member a repurchase offer that explains the terms and conditions of the repurchase. The Fund will send the repurchase offer to Members at least 20 business days prior to the date on which the Member must notify the Fund that the Member has elected to tender Interests to the Fund.

•

A Member tendering an Interest for repurchase must do so by the notice date (the “Notice Date”), which generally will be the last calendar day of the third month prior to the month containing the date as of which Interests are to be repurchased. Interests will be valued as of the valuation date (the “Valuation Date”), which is generally expected to be the last business day of March, June, September or December. For example, a Notice Date for a repurchase offer having a December 31 Valuation Date would be September 30.

•

Promptly after the Notice Date, the Fund will give to each Member whose Interest has been accepted for repurchase a promissory note (the “Promissory Note”) entitling the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Interest.

•

Member tendering their Interests should not that they will remain Members in the Fund, with respect to the Interest tendered and accepted for purchase by the Fund, through the Valuation Date of the offer to repurchase Interests.

•	The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing for payment at two separate times.

•

The initial payment in respect of the Promissory Note (the “Initial Payment”) will be in an amount equal to at least 90% of the estimated value of the repurchased Interest, determined as of the Valuation Date. The Initial Payment will be made as of the later of (i) a period of within 30 days after the Valuation Date, or (ii) if the Master Fund has requested withdrawal of its capital from any Investment Funds in order to fund the repurchase of the Fund’s interests in the Master Fund, within ten business days after the Master Fund has received at least 90% of the aggregate amount withdrawn by the Master Fund from the Investment Funds.

•

The second and final payment in respect of the Promissory Note (the “Post-Audit Payment”) will be in an amount equal to the excess, if any, of (i) the value of the repurchased Interest, determined as of the Valuation Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Valuation Date occurs, over (ii) the Initial Payment. The Manager anticipates that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of each fiscal year of the Fund and that the Post-Audit Payment will be made promptly after the completion of the audit. A Member will continue to receive an allocation of profits and losses until the Promissory Note is paid in its entirety.

If modification of the Fund’s repurchase procedures as described above is deemed necessary to comply with regulatory requirements, the Board will adopt revised procedures reasonably designed to provide Members substantially the same liquidity for Interests as would be available under the procedures described above.

Upon its acceptance of tendered Interests for repurchase, the Fund will maintain daily on its books a segregated account consisting of (1) cash, (2) liquid securities or (3) interests in Investment Funds that the Master Fund has requested be withdrawn (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of the Promissory Notes issued to Members tendering Interests.

Payment for repurchased Interests may require the Fund to withdraw from the Master Fund, which in turn may be required to liquidate portfolio holdings in Investment Funds earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Master Fund’s investment related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by the Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Interests.

A Member tendering for repurchase only a portion of the Member’s Interest will be required to maintain a capital account balance of at least $50,000 after giving effect to the repurchase. If a Member tenders an amount that would cause the Member’s capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the Member so that the required minimum balance is maintained or to repurchase the Member’s entire Interest in the Fund.

The Fund may repurchase an Interest of a Member or any person acquiring an Interest from or through a Member without consent or other action by the Member or other person, provided the Fund conducts the repurchase in a non-discriminatory manner. Such repurchases will occur, if the Fund in its sole discretion determines that:

•	the Interest has been transferred or has vested in any person other than by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Member;

•

ownership of the Interest by a Member or other person is likely to cause the Fund to be in violation of, or require registration of any Interest under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•

continued ownership of the Interest by a Member may be harmful or injurious to the business or reputation of the Fund, the Board, the Manager, the Adviser or any of their affiliates, or may subject the Fund or any Member to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a Member or other person in connection with the acquisition of an Interest was not true when made or has ceased to be true; or

•	it would be in the best interest of the Fund for the Fund to repurchase the Interest.

In the event that the Manager, the Adviser or any of their respective affiliates holds an Interest or portion of Interest in the capacity of a Member, the Interest or a portion of it may be tendered for repurchase in connection with any repurchase offer made by the Fund.

Transfers of Interests

A Member may transfer its Interests only (i) by operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Member or (ii) under certain limited circumstances, with the written consent of the Board, which may be withheld in its sole discretion.

Under the LLC Agreement, the Board may consent to a transfer only if:

•

the Fund consults with legal counsel to the Fund and counsel confirms that the transfer will not cause the Fund to be treated as a “publicly traded partnership” taxable as a corporation or be subject to any other adverse tax or regulatory treatment;

•	the transferring Member has been a Member for at least six months;

•	the proposed transfer is to be made on a Valuation Date;

•	the transfer is one in which the tax basis of the Interest in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferring Member;

•	the transferee is an Eligible Investor (see Subscriptions For Interests; Eligible Investors); and

•

the entire Interest of the Member is transferred to a single transferee or, in the case of multiple transferees, after the transfer of a portion of an Interest, the balance of the Capital Account of each transferee and the remaining balance of the Capital Account of the transferor (if any) is each not less than $50,000 or such lesser amount as the Board may determine in its sole discretion.

Notice to the Fund of any proposed transfer of an Interest must include evidence satisfactory to the Board that the proposed transferee is an Eligible Investor, as discussed in detail under “Subscriptions for Interests—Eligible Investors.” Notice of a proposed transfer of an Interest must also be accompanied by a properly completed investor application in respect of the proposed transferee.

A Member transferring an Interest may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer. Under certain circumstances, the transferee of an Interest will be required to provide the Fund with a written notice, signed under penalties of perjury, containing certain information necessary to enable the Fund to compute the tax basis of the transferee’s Interest.

No person may become a substituted Member without the written consent of the Board, which consent may be withheld for any reason in its sole discretion. Any transferee acquiring an Interest by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of a Member or otherwise, will be entitled to the allocations and distributions allocable to the Interest so acquired, to transfer the Interest in accordance with the terms of the LLC Agreement, but will not be entitled to the other rights of a Member unless and until the transferee becomes a substituted Member as specified in the LLC Agreement. If a Member transfers an Interest with the approval of the Board, the Fund will promptly take all necessary actions so that each transferee or successor to whom the Interest is transferred is admitted to the Fund as a Member.

In subscribing for an Interest, a Member agrees to indemnify and hold harmless the Fund, the Manager, the Board, the Adviser, each other Member and any of their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of or arising from any transfer made by that Member in violation of these provisions or any misrepresentation made by that Member or a substituted Member in connection with any such transfer.

CERTAIN MATERIAL TAX CONSIDERATIONS

This summary outlines certain significant U.S. federal income and other tax considerations that may apply to the Fund, the Master Fund and the Members, given the nature of the activities of the Fund, the Master Fund and the Investment Funds. In some cases, the activities of a Member other than its investment in the Fund may affect the tax consequences of such Member’s investment in the Fund. Except where specifically addressing considerations applicable to tax-exempt investors, the discussion assumes that the Member is a U.S. resident individual or a domestic corporation that is not tax-exempt and that holds its Interest as a capital asset.

The discussion of U.S. federal income tax matters contained herein is based on existing law as contained in the Code, Treasury regulations, administrative rulings and court decisions as of the date of this prospectus. These authorities are subject to change, possibly with retroactive effect, which could significantly modify the conclusions set forth in this summary. Prospective investors are urged to consult with their own tax advisers concerning the potential tax consequences of an investment in the Fund in light of their own situations and the possible application of foreign, state and local tax laws.

U.S. Federal Income Tax Considerations

Classification of the Fund and the Master Fund. The Fund and the Master Fund have received opinions of counsel from Davis Polk & Wardwell to the effect that the Fund and the Master Fund will, under current law, be treated as partnerships, and not as corporations, for U.S. federal income tax purposes. Each of these opinions is based on the conclusion that, because of the significant restrictions relating to transfers and redemptions of Interests in the Fund and interests in the Master Fund, neither the Fund nor the Master Fund will constitute a “publicly traded partnership” for U.S. federal income tax purposes. Opinions of counsel, however, have no binding effect on the IRS or the courts.

If either the Fund or the Master Fund were to be treated as a corporation for U.S. federal income tax purposes, it would be subject to U.S. federal income tax, and applicable U.S. state and local taxes, at the entity level. In addition, distributions of earnings and profits would be treated as dividends for U.S. federal income tax purposes.

Taxation of Members. Assuming that each of the Fund and the Master Fund is treated as a partnership for U.S. federal income tax purposes, neither the Fund nor the Master Fund will be subject to U.S. federal income tax. Rather, each Member will be required to take into account in determining its own U.S. federal income tax liability, its share of the Fund’s income, gains, losses, deductions and credits for the taxable year ending within or with the Member’s taxable year (which will consist of the Fund’s share of the income, gains, losses, deductions and credits of the Master Fund for the taxable year of the Master Fund ending within or with the Fund’s taxable year). A Member’s U.S. federal income tax liability will be determined with reference to its share of the Fund’s income, regardless of whether the Member receives any distributions from the Fund. The Fund will generally not make current distributions to the Members. As a consequence, a non-withdrawing Member will generally be required to use cash from other sources in order to pay tax on taxable income that is attributable to the Fund.

The Fund’s fiscal year, with respect to which the Incentive Fee is generally charged, ends on March 31, while the Fund’s taxable year ends on December 31. As a result of this divergence between fiscal year and taxable year, a Member could recognize more taxable income for a particular taxable year than the Member would have recognized if the Fund’s fiscal year and taxable year ended on the same date.

Partnerships with 100 or more partners may elect the application of special rules that are intended to simplify the calculation and reporting of certain partnership items and the handling of partnership audits. The Manager may elect the application of these rules if it believes that they will be beneficial to a majority of the Members. Once this election is made, it cannot be revoked without the consent of the IRS. No assurance can be given that, if the election is made, Members will realize the anticipated benefits. In addition, the election could in some cases have an adverse effect on certain Members.

Allocation of the Fund’s Profits and Losses. For U.S. federal income tax purposes, income, gains, losses, deductions and credits of the Fund will generally be allocated to the Members in a manner consistent with the overall economic arrangement among the Members. It is possible that the IRS will seek to reallocate certain items in a manner different from the manner in which such items were allocated by the Fund. Similarly, it is possible that the IRS will seek to reallocate certain items in a manner different from the manner in which such items are allocated by the Master Fund to its members (including the Fund) and, in the case of an Investment Fund that is treated as a partnership for U.S. federal income tax purposes, such Investment Fund to its investors (including the Master Fund), which could affect the amount of taxable income required to be taken into account by the Members.

Nature of the Fund’s Income and Losses. The Fund’s income, gains, losses, deductions and credits for any taxable year will consist almost entirely of the Fund’s share of the income, gains, losses, deductions and credits of the Master Fund. The Master Fund will invest virtually all of its assets in the Investment Funds. Except as otherwise noted below, this discussion is based on the assumption that all of the Investment Funds will be treated as partnerships for U.S. federal income tax purposes. In that case, no Investment Fund will be subject to U.S. federal income tax, and the Master Fund’s income, gains, losses, deductions and credits will consist of the Master Fund’s share of the income, gains, losses, deductions and credits of the Investment Funds.

In order to match its income and loss positions as effectively as possible, an Investment Fund may make a “mark-to-market” election under Section 475 of the Code. Only a person that is engaged in a trade or business as a trader in securities may make such an election, and the determination of whether the operations and activities of an Investment Fund constitute trading in securities for U.S. federal income tax purposes is inherently factual and subject to a body of authority that is neither complete nor comprehensive in scope. Assuming that an Investment Fund’s mark-to-market election is effective, the Investment Fund will recognize gains and losses at the end of each taxable year as if it had sold all of its assets for their fair market values on the last business day of the taxable year. All such gains and losses will be treated as ordinary income or loss, except for gains and losses with respect to certain positions that qualify as “Section 1256 contracts” under the Code, which will be treated as 60% long-term and 40% short-term capital gain or loss.

An Investment Fund that has not made a mark-to-market election under Section 475 may recognize a substantial amount of short-term capital gain and ordinary income in addition to long-term capital gain. Such an Investment Fund may also recognize significant capital losses for U.S. federal income tax purposes, and the Members’ ability to deduct their shares of these losses will be subject to limitations. Various positions that such an Investment Fund may hold may be subject to special provisions of the Code that, among other things, may affect the character of gains and losses (that is, whether the gains and losses are treated as capital or ordinary) or affect the determination of whether capital gains and losses are characterized as long-term or short-term. For example, investments by an Investment Fund in the stock of non-U.S. issuers may, by reason of the rules applicable to “passive foreign investment companies” or “controlled foreign corporations,” cause gain recognized by the Investment Fund to be treated as ordinary income instead of capital gain, result in an interest charge on receipts that are deemed to have been deferred and/or cause the Investment Fund, and therefore the Members, to recognize taxable income related to such investments prior to the Investment Fund’s receipt of the corresponding cash.

In addition, an Investment Fund’s investments in certain debt obligations may issued with “original issue discount.” In such a case, the Investment Fund, the Master Fund and the Fund, will be required to include a portion of such discount in its taxable income on a current basis, and allocate such income to the Members, even though receipt of such amounts by the fund may occur in a subsequent tax year. In addition, the Fund may purchase investments units and, if a portion of the purchase price is allocated to non-debt portion of such units (e.g., warrants), the debt instrument purchased may also be deemed to have original issue discount. Similar rules may apply to certain preferred stock (whether acquired as part of an investment unit or, in certain cases, otherwise).

An Investment Fund also may acquire debt obligations with “market discount.” Upon disposition of such an obligation, which might include the receipt of securities of the issuer in a recapitalization exchange, the Investment Fund, and the Master Fund and the Fund, generally will be required to treat any gain realized (and required to be recognized) as ordinary interest income to the extent of the market discount that accrued during the period the debt obligation was held by the Investment Fund. An Investment Fund may also elect to accrue such market discount into income on a current basis.

Under certain circumstances, adjustments in the conversion ratios of convertible securities or notes and the existence of redemption premiums on preferred stock may give rise to deemed dividend income. This income must be reported for U.S. federal income tax purposes even though no cash with respect thereto is received by the Investment Fund.

The investment strategies of an Investment Fund, may result in the Investment Fund, the Master Fund and the Fund, being subject to special tax rules (including Code section 988 (relating to non-U.S. currency transactions), “short sale” rules, “wash sale” rules, “straddle” rules, mixed straddle rules, Code section 1256 (relating generally to marking to market of certain futures and other contracts), conversion transaction rules and Code section 1259 (constructive sale rules)) that may defer or disallow taxable losses or accelerate taxable income, cause Members to recognize taxable income in excess of economic income or prior to the Investment Fund’s receipt of the corresponding income, cause adjustments in the holding periods of securities, convert long-term capital gains into short-term capital gains or ordinary income or convert short-term capital losses into long-term capital losses.

For the reasons described above, prospective investors should expect that a substantial portion of the income they derive from an investment in the Fund will constitute ordinary income or short-term capital gain.

Investment Fund as Foreign Corporation. It is possible that certain Investment Funds will be foreign entities that are treated as corporations for U.S. federal income tax purposes. Any such Investment Fund will generally be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. As a consequence, (i) a Member’s share of any “excess distribution” that the Master Fund receives from the

Investment Fund, and of any gain that the Master Fund derives from a sale or other disposition of its interest in the Investment Fund, will be allocated over the Member’s holding period for its Interest; (ii) the amount allocated to the taxable year of the Member in which the “excess distribution” was received, or the disposition occurred, will be taxed as ordinary income; (iii) the amount allocated to every prior taxable year will be subject to tax at the highest rate of tax in effect for the Member for that prior taxable year; and (iv) an interest charge will be imposed on the resulting tax liability for each prior taxable year. Under proposed Treasury regulations, these consequences would also apply to gain recognized by a Member on a repurchase of the Member’s Interest to the extent that such gain is attributable to the Member’s indirect interest in the PFIC.

If the Master Fund made a “qualified electing fund” (“QEF”) election with respect to an Investment Fund that is a PFIC, each Member would include in gross income for each taxable year its share of the Investment Fund’s ordinary earnings and long-term capital gain. The Master Fund can make a QEF election, however, only if the relevant Investment Fund agrees to provide annual information statements in accordance with applicable Treasury regulations. Because it is unlikely than any Investment Fund that is a PFIC will agree to provide this information, the Manager does not expect that the Master Fund will be able to make a QEF election. Similarly, if the Master Fund’s interest in any Investment Fund that is a PFIC consists of “marketable stock,” as defined in Section 1296 of the Code, the Master Fund could mitigate the consequences of the rules applicable to PFICs by making a mark-to-market election with respect to its interest in the Investment Fund. Because it is unlikely that the Master Fund will hold “marketable stock” in any Investment Fund that is a PFIC, the Master Fund is unlikely to be able to make such a mark-to-market election.

Limitations on the Deductibility of Losses, Interest and Expenses. In addition to the limitations on the deductibility of capital losses noted above, various other limitations may restrict the Members’ ability to deduct their shares of losses realized and expenses incurred by the Investment Funds, the Master Fund and the Fund. For example, a Member’s share of any such losses will generally be allowed only to the extent of the adjusted basis of the Member’s Interest in the Fund, and to the extent of the amount the Member has “at risk” with respect to such Interest, as described further below. In addition, certain positions into which the Investment Funds may enter may be subject to special provisions of the Code that, among other things, defer (or require capitalization of) losses and expenses.

Section 163(d) of the Code limits a non-corporate taxpayer’s deduction for “investment interest” to the amount of “net investment income,” as defined therein. This limitation could limit the deductibility of a non-corporate Member’s share of the interest deductions of the Fund, the Master Fund and the Investment Funds, as well as the deductibility of interest paid by a non-corporate Member on indebtedness incurred to finance its investment in the Fund. Otherwise allowable deductions in connection with short sales are treated as “investment interest” for purposes of this limitation.

If an Investment Fund is treated as a trader in securities, each Member may deduct, as business expenses under Section 162 of the Code, its share of the expenses of the relevant Investment Fund and its share of the expenses of the Master Fund and the Fund to the extent these expenses are attributable to the relevant Investment Fund. If an Investment Fund is treated as an investor, rather than a trader, in securities, the Investment Fund’s expenses, and the expenses of the Master Fund and the Fund to the extent these expenses are attributable to such Investment Fund (in each case, other than interest expenses and expenses incurred in connection with short sales), will be considered investment expenses deductible only under Section 212 of the Code. In that case, the ability of a Member who is an individual to deduct its share of these investment expenses will be subject to certain limitations. These investment expenses will be deductible by the Member for regular U.S. federal income tax purposes only to the extent that the Member’s share of such expenses, when combined with other “miscellaneous itemized deductions,” exceeds 2% of the Member’s adjusted gross income for the particular year; will not be deductible by the Member for U.S. federal alternative minimum tax purposes; and will be subject to certain other limitations on deductibility. The determination of whether the operations and activities of an Investment Fund constitute trading in securities or investing in securities for U.S. federal income tax purposes is inherently factual and subject to a body of authority that is neither complete nor comprehensive in scope.

Expenses that are attributable to the offering and sale of interests in an Investment Fund or the Fund must be capitalized and cannot be deducted or amortized. The other organizational expenses of an Investment Fund and the Fund, and the organizational expenses of the Master Fund, must also be capitalized, but may be amortized. The amortization period will be 180 months in the case of organizational expenses paid or incurred after October 22, 2004, and 60 months for organizational expenses paid or incurred on or before October 22, 2004.

Effect of Straddle and Wash Sales Rules on Members’ Securities Positions. The IRS may treat certain positions in securities held (directly or indirectly) by a Member and its indirect interest in similar securities held by reason of its investment in the Fund as “straddles” for U.S. federal income tax purposes. The application of the “straddle” rules in such a case could affect a Member’s holding period for the securities involved and may defer the recognition of losses with respect to such securities. A loss a Member otherwise would realize upon a taxable distribution of securities either held directly or through the Fund may be disallowed in whole or in part if substantially identical securities are purchased either directly by the Member or indirectly through the Fund within 30 days before or after the disposition. In such a case, the basis of the newly-purchased securities will be adjusted to reflect the loss.

“At-Risk” Rules. The Code limits the deductibility of losses by certain taxpayers (such as individuals and certain closely-held corporations) from a given activity to the amount which the taxpayer is “at risk” in the activity. Losses which cannot be deducted by a Member because of the “at risk” rules may be carried forward to subsequent years until such time as they are allowable.

The amount which a Member will be considered to have “at risk” will be the purchase price of its Interest plus the Member’s cumulative share of Fund income and gains, and certain liabilities that are recourse to that Member, minus the Member’s cumulative share of expenses, losses and distributions. The “at risk” limitations may be applied on an activity by activity basis with limited or no aggregation. There can be no assurance that losses allocable to a Member which are suspended by the “at risk rules” will be available to offset the Member’s income in subsequent years.

Passive Activity Rules. In general, the income, gain, losses and deductions of the Fund will not be derived from a “passive activity” within the meaning of Section 469 of the Code. Consequently, a Member’s share of Fund losses and deductions will generally not be subject to the limitations on “passive activity losses” imposed by Section 469. Therefore, a Member will generally not be able to offset its “passive activity losses” from other investments against its allocable share of Fund income and gain. It is possible, however, that the Fund will derive some income, gain, losses and deductions from “passive activities” as a consequence of investments by the Investment Funds in entities that are treated as partnerships for U.S. federal income tax purposes.

Foreign Tax Credits. As discussed below, certain income derived by the Investment Funds may be subject to non-U.S. withholding or other taxes. For U.S. federal income tax purposes, these non-U.S. taxes may give rise to foreign tax credits, the use of which is subject to a complex set of limitations and restrictions. In particular, a Member may use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign source income. Because a Member’s share of gains from the sale of investments by an Investment Fund will generally be treated as U.S. source income, this limitation may preclude a Member from claiming a credit for foreign taxes imposed on any such gains. In addition, a Member’s share of foreign currency gains and of income and gains from Derivatives will generally be treated as U.S. source income.

Alternative Minimum Tax. Both individual and corporate taxpayers could be subject to an alternative minimum tax (“AMT”) if the AMT exceeds the income tax otherwise payable by the taxpayer for the year. Due to the complexity of the AMT calculations, investors should consult with their tax advisers as to whether the purchase of Interests might create or increase AMT liability.

Termination of the Fund. If within a 12-month period there is a sale or exchange of 50% or more of the Interests in Fund capital and profits, a termination of the Fund will occur for U.S. federal income tax purposes, and the taxable year of the Fund will close. If such a termination were to occur, the Fund would be deemed to contribute all of its assets and liabilities to a new partnership and, immediately thereafter, the Fund would be deemed to distribute interests in the new partnership to the purchasing Member and the other remaining Members in proportion to their interest in the Fund in liquidation of the Fund. Such a termination could result in the acceleration of Fund income or gain for that year to Members whose fiscal years differ from that of the Fund (and to other Members in certain cases) and could generate other adverse tax consequences to some or all Members.

Foreign Account Tax Compliance—Considerations for All Investors. The “Foreign Account Tax Compliance” provisions of the recently enacted Hiring Incentive To Restore Employment (“HIRE”) Act generally impose a new reporting and 30% withholding tax regime with respect to certain U.S. source income (including, among other types of income, dividends and interest) and gross proceeds from the sale or other disposal of property that can produce U.S. source interest or dividends (“Withholdable Payments”). As a general matter, the new rules are designed to require certain U.S. persons’ direct and indirect ownership of non-U.S. accounts and certain non-U.S. entities to be reported to the IRS, and the 30% withholding tax regime applies if there is a failure to provide required information regarding U.S. ownership. The new withholding rules generally apply to Withholdable Payments made after December 31, 2012.

The new reporting and withholding rules provide that payments from the Fund to any Member that are attributable to Withholdable Payments will be subject to 30% withholding tax unless the Member provides information, representations, and waivers of non-U.S. law as may be required by the Fund to comply with the provisions of the new rules, including in the case of a non-U.S. Member, information regarding certain U.S. direct and indirect owners of such non-U.S. Member. The failure of a Member to provide such information may also result in other adverse consequences applying to the Member. A Member that is treated as a “foreign financial institution” generally will be subject to withholding unless it enters into an agreement with the IRS. In general, a “non-financial foreign entity” will also be subject to withholding unless it provides certain information to the Fund and the Fund reports this information to the IRS.

Although the application of the new withholding rules to a sale or other disposal of an interest in a partnership is unclear, it is possible that the gross proceeds of the sale or other disposal of an Interest in the Fund will be subject to tax under the new withholding rules if such proceeds are treated as an indirect disposal of the Partner’s interest in assets that can produce U.S. source interest or dividends, unless the selling Member provides appropriate reporting information. Each prospective investor is urged to consult its tax adviser regarding the requirements under the HIRE Act with respect to the prospective investor’s own situation.

Repurchases of Interests. In general, when the Fund repurchases a Member’s Interest, in whole or in part, the Member will recognize capital gain to the extent that the cash received upon the repurchase exceeds the Member’s adjusted tax basis in its Interest. If a Member receives only cash, rather than an in-kind distribution of Fund assets, on a repurchase of its entire Interest, it will recognize a loss to the extent that the adjusted tax basis of its Interest exceeds such cash. However, if the Fund repurchases less than a Member’s entire Interest, or if the Fund distributes property other than cash on the repurchase of a Member’s entire Interest, the Member will not recognize any loss until its Interest is completely liquidated and any such distributed property is disposed of in a taxable transaction.

Assuming that the Fund is treated as an “investment partnership” for purposes of Section 731 of the Code, a Member will not recognize gain or loss as a consequence of receiving an in-kind distribution of Fund assets. If the Fund were not treated as an “investment partnership,” a distribution of marketable securities to a Member would be treated as a distribution of cash for purposes of determining the amount of any gain realized by the Member. At the time of any in-kind distribution of marketable securities, the Manager will determine whether the Fund is an “investment partnership.”

A Member’s tax basis in its Interest will be increased by its share of the Fund’s income and gain, as determined for U.S. federal income tax purposes, and decreased (but not below zero) by any distributions it should receive from the Fund and its share of the Fund’s losses and deductions, as determined for U.S. federal income tax purposes, including (i) its indirect share of all income and loss recognized by an Investment Fund as a consequence of a mark-to-market election under Section 475 of the Code; (ii) its indirect share of any gain or loss recognized by the Master Fund upon a withdrawal from an Investment Fund. The Fund may specially allocate items of income or loss to a withdrawing Member to the extent that the Member’s capital account balance exceeds, or is less than, the adjusted tax basis of its Interest. This special allocation may result in the withdrawing Member’s recognizing short-term capital gain (or loss) or ordinary income (or loss), instead of long-term capital gain (or loss), in connection with a withdrawal from the Fund.

Upon a repurchase of its Interest, in whole or in part, a Member may recognize ordinary income or loss attributable to the Member’s indirect share of certain assets of the Investment Funds described in Section 751(c) of the Code. Although the issue is not clear, gain or loss recognized by the Master Fund upon a withdrawal from an Investment Fund that has made a mark-to-market election under Section 475 of the Code, and gain or loss recognized by the Fund upon a withdrawal from the Master Fund or by a Member upon withdrawal from the Fund, to the extent such gain or loss is attributable to such an Investment Fund, could be treated as ordinary income or loss under Section 751 of the Code as a consequence of the Investment Fund’s mark-to-market election. Under proposed Treasury regulations, the portion of any gain recognized by a Member on a repurchase of its Interest that is attributable to the Member’s indirect interest in any PFIC held by an Investment Fund, or to any Investment Fund that is a PFIC, will be subject to the PFIC rules described above in “Investment Fund as Foreign Corporation.” Members should consult their tax advisers about the character of any gain or loss recognized on the repurchase of their Interests.

Tax-Exempt Investors. Because of their leveraged investment strategies, the Investment Funds will generate a substantial amount of “unrelated business taxable income” (“UBTI”). Prospective investors that wish to avoid recognizing UBTI should consider investing through PNC Long-Short TEDI Fund LLC, which is a “feeder fund” for tax-exempt investors, including 401(k) plans and individual retirement accounts, that will invest in the Master Fund. Investment entities with both tax-exempt investors and taxable investors should consult their tax advisers in deciding whether to invest in the Master Fund through the Fund or PNC Long-Short TEDI Fund LLC.

Additional U.S. Tax Considerations

Adjustments to Basis of Fund Assets. Under the LLC Agreement, the Manager may cause the Fund to make an election under Section 754 of the Code to adjust the tax basis of its assets in the event of a transfer of an Interest or certain distributions by the Fund. The governing agreement of the Master Fund contains a similar provision. Because of the accounting complexities and added expense that can result from having such an election in effect, and because the election, once made, cannot be revoked without the consent of the IRS, the Manager does not intend to cause either the Fund or the Master Fund to make this election. In certain circumstances, however, an Investment Fund, the Master Fund and/or the Fund may be required to reduce the tax basis of assets as a result of a transfer of an interest in the Investment Fund, an interest in the Master Fund or an Interest in the Fund or as a result of certain distributions by the Investment Fund, the Master Fund or the Fund.

Information Returns and Schedules. The Fund will file an information return with the IRS and will provide information on Schedule K-1 to each Member as promptly as practicable following the close of the Fund’s taxable year. In order for the Fund to satisfy its tax reporting requirements, it must receive tax information from the Master Fund, which, in turn, must receive tax information from the Investment Funds. An Investment Fund’s delay in providing a Schedule K-1 to the Master Fund could delay the Fund’s preparation of its information return and Schedule K-1s. Delivery of the relevant information by an Investment Fund could be delayed in the event of the late receipt of any necessary tax information from an entity in which the Investment Fund holds an interest. It is therefore possible that, in any taxable year, the Members will need to apply for extensions of time to file their tax returns.

Tax Matters Partner. The Manager will be designated as the Fund’s “tax matters partner.”

Audits. The tax treatment of income and deductions of each Investment Fund generally will be determined at the Investment Fund level in a single proceeding, which the tax matters partner of the Investment Fund will control, rather than by individual audits of the limited partners of the Investment Fund. However, if the IRS audits the tax returns of an Investment Fund, the Master Fund or the Fund, an audit of the Members’ own tax returns may result. The legal and accounting costs incurred in connection with an audit of the tax returns of an Investment Fund, the Master Fund or the Fund will be borne by the Investment Fund, the Master Fund or the Fund, respectively, but Members will bear the cost of audits of their own tax returns. An audit at the level of an Investment Fund, the Master Fund or the Fund may require the extension of the three-year statute of limitations on assessments of deficiencies with respect to items from such Investment Fund, the Master Fund or the Fund that are included in Members’ returns.

Reporting and Listing Requirements. A direct or indirect participant in any “reportable transaction” must disclose its participation to the IRS. For purposes of the disclosure rules, a partner may, if certain conditions are satisfied, be treated as a participant in a reportable transaction in which its partnership participates. It is therefore possible that an Investment Fund will participate in one or more reportable transactions that the Master Fund, the Fund and certain Members will be required to report. In addition, a repurchase of an Interest will be reportable by the withdrawing Member if the Member recognizes a loss on the repurchase that equals or exceeds an applicable threshold amount. Failure to comply with these disclosure requirements may give rise to substantial penalties. Certain states have similar disclosure requirements.

Members may be required to annually file a Report of Foreign Bank and Financial Accounts (“FBAR”) with the IRS to report a Member’s “financial interest” in the Fund’s “foreign financial accounts” (if any). Members should consult applicable IRS guidance, including the instructions to the FBAR, IRS Notice 2010-23, and IRS Announcement 2010-16, regarding any FBAR filing obligation that may arise from their investment in the Fund.

In addition to these requirements, the HIRE Act creates new foreign asset reporting requirements for certain persons. Effective for taxable years beginning after March 18, 2010 and subject to specified exceptions, individuals (and, if provided in anticipated future U.S. Treasury regulations, certain domestic entities) are required to report annually their interests in “specified foreign financial assets” on their U.S. federal income tax returns. It is currently unclear whether and under what circumstances Partners may be required to report their indirect interests in the Fund’s “specified foreign financial assets” (if any).

Members could be subject to substantial penalties for failure to comply with the above reporting requirements. Members should consult their tax advisers to determine the applicability of these and other reporting requirements in light of their individual circumstances.

State and Local Tax Considerations

In addition to the U.S. federal income tax consequences described above, prospective investors should consider the potential state and local tax consequences of an investment in the Fund. Members may be subject to state and local taxes in jurisdictions in which an Investment Fund acquires certain investments, and they may be required to file tax returns in these jurisdictions. In certain jurisdictions, an Investment Fund, the Master Fund or the Fund may be required to withhold certain state and local taxes on behalf of Members. State and local tax laws may differ from U.S. federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. Prospective investors should consult their tax advisers with respect to the state and local tax consequences of an investment in the Fund.

Non-U.S. Tax Considerations

This prospectus does not attempt to summarize any of the non-U.S. tax considerations applicable to the Investment Funds’ investments. Non-U.S. jurisdictions may impose withholding or other taxes in respect of income generated by such investments. These foreign taxes may not be fully deductible or creditable by

Members for U.S. federal income tax purposes, particularly given the complex set of limitations and restrictions on the use of foreign tax credits. Prospective investors should consult their tax advisers regarding the potential consequences of non-U.S. investments.

This prospectus does not attempt to summarize any of the tax consequences of investing in the Fund to non-U.S. persons (including nonresident aliens, non-U.S. corporations and non-U.S. partnerships). An investment in the Fund by non-U.S. persons is complex and may subject such non-U.S. persons to U.S. federal, state and local income taxation on their investment and may require such non-U.S. persons to file U.S. federal, state and local income tax returns. Non-U.S. persons considering an investment in the Fund are urged to consult their own tax advisers.

Authorization Regarding Disclosure of Tax Structure

Notwithstanding any other statement in this prospectus, the Manager and its advisers, members, officers, directors, employees and principals authorize each Member and each Member’s employees, representatives or other agents, from and after the commencement of any discussions with any such party, to disclose to any and all persons without limitation of any kind the tax treatment and tax structure of the Fund and any transaction entered into by the Fund and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment or tax structure that are provided to such Member, except for any information identifying the Manager, the Fund, the Members or their respective members, officers, directors, employees and principals and (except to the extent relevant to such tax structure or tax treatment) any nonpublic commercial or financial information.

Importance of Obtaining Professional Advice

The foregoing analysis is not intended as a substitute for careful tax planning. Accordingly, prospective investors in the Fund are strongly urged to consult their tax advisers with specific reference to their own situations regarding the possible tax consequences of an investment in the Fund.

ERISA CONSIDERATIONS

Because of its leveraged investment strategy, the Master Fund will generate a substantial amount of UBTI, which will be passed through to investors investing in the Fund. Investors who do not wish to have UBTI should not invest in the Fund, but should instead consider investing in the Master Fund through PNC Long-Short TEDI Fund LLC, which is structured to avoid passing through UBTI to tax-exempt investors. Accordingly, tax-exempt employee benefit plans, individual retirement accounts and similar tax-exempt investors generally should not invest through the Fund, but rather should consider investing through PNC Long-Short TEDI Fund LLC. Investment entities consisting of both tax-exempt investors and taxable investors should consult their tax advisers in deciding whether to invest in the Master Fund through the Fund or PNC Long-Short TEDI Fund LLC.

Persons who are fiduciaries with respect to assets of an employee benefit plan subject to ERISA (an “ERISA Plan”), or a plan or other arrangement such as an individual retirement account or Keogh plan subject to Section 4975 of the Code (“Plan,” or together with ERISA Plans, “Plans”) should consider, among other things, the matters described below in determining whether to cause the Plan to invest in the Fund.

ERISA imposes general and specific responsibilities on persons who are “fiduciaries” for purposes of ERISA with respect to an ERISA Plan, including prudence, diversification, prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, a fiduciary of an ERISA Plan must comply with rules adopted by the U.S. Department of Labor (the “DOL”), which administers the fiduciary provisions of ERISA. Under those rules, the fiduciary of an ERISA Plan must: (1) give appropriate consideration to, among other things, the role that the investment plays in the Plan’s portfolio, taking into account whether the investment is designed reasonably to further the Plan’s purposes; (2) examine the risk and return factors associated with the investment; (3) assess the portfolio’s composition with regard to diversification, as well as the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the Plan; and (4) evaluate income tax consequences of the investment and the projected return of the total portfolio relative to the Plan’s funding objectives.

Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with his, her or its fiduciary responsibilities as set out in the DOL’s regulations. The fiduciary should, for example, consider whether an investment in the Fund may be too illiquid or too speculative for its ERISA Plan, and whether the assets of the Plan would be sufficiently diversified if the investment is made. If a fiduciary of an ERISA Plan breaches his, her or its responsibilities with regard to selecting an investment or an investment course of action for the Plan, the fiduciary may be held personally liable for losses incurred by the Plan as a result of the breach.

Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of ERISA Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. For that reason, neither the Manager, the Adviser nor any of the Investment Managers will be fiduciaries with respect to those Plans within the meaning of ERISA, and the assets and investments of the Fund, the Master Fund and the Investment Funds will not be subject to the provisions of ERISA or Section 4975 of the Code.

The Manager may require an ERISA Plan proposing to invest in the Fund to represent: that it, and any fiduciaries responsible for its investments, are aware of and understand the Fund’s investment objective, policies and strategies; and that the decision to invest Plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA.

Certain prospective Plan investors may currently maintain relationships with the Manager or the Adviser or with other entities that are affiliated with the Manager or the Adviser. Each of the Manager or the Adviser and their affiliates may be deemed to be a party in interest or disqualified person (as defined in ERISA and the Code, respectively) to and/or a fiduciary of any Plan to which it provides investment management, investment advisory or other services. ERISA and the Code prohibit Plan assets to be used for the benefit of a party in interest and also prohibit a Plan fiduciary from using its position to cause the Plan to make an investment from which it or certain third parties in which the fiduciary has an interest would receive a fee or other consideration. Plan investors should consult with counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code. A fiduciary of a Plan investing in the Fund may be required to represent: that the decision to invest in the Fund was made by it as a fiduciary that is independent of the Manager or the Adviser, and their affiliates; that it is duly authorized to make such investment decision; and it has not relied on any individualized advice or recommendation of the Manager, the Adviser, or their affiliates, as a primary basis for the decision to invest in the Fund and that its investment in the Fund will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

The provisions of ERISA and Section 4975 of the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion contained in this prospectus, is, of necessity, general and may be affected by future publication of DOL regulations and rulings. Potential Plan investors should consult with their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Interests.

ADDITIONAL INFORMATION AND SUMMARY OF LIMITED LIABILITY COMPANY AGREEMENT

THE FOLLOWING IS A SUMMARY DESCRIPTION OF ADDITIONAL ITEMS AND OF SELECT PROVISIONS OF THE LLC AGREEMENT THAT MAY NOT BE DESCRIBED ELSEWHERE IN THIS PROSPECTUS. THE DESCRIPTION OF THESE ITEMS AND PROVISIONS IS NOT DEFINITIVE AND REFERENCE SHOULD BE MADE TO THE COMPLETE TEXT OF THE LLC AGREEMENT WHICH IS ATTACHED AS APPENDIX A TO THIS PROSPECTUS.

Member Interests

Persons who purchase Interests in the offering being made hereby will be Members.

Liability of Members

Under Delaware law and the LLC Agreement, each Member will be liable for the debts, obligations and liabilities of the Fund only to the extent of any contributions to the capital of the Fund (plus any accretions in value thereto) and a Member, in the sole discretion of the Board, may be obligated to return to the Fund amounts distributed to the Member in accordance with the LLC Agreement in certain circumstances where after giving effect to the distribution, certain liabilities of the Fund exceed the fair market value of the Fund’s assets.

Duty of Care of Directors

The LLC Agreement provides that a Director shall not be liable to the Fund or any of the Members for any loss or damage occasioned by any act or omission in the performance of the Director’s services as such in the absence of willful misfeasance, bad faith or gross negligence of the duties involved in the conduct of the Director’s office. The LLC Agreement also contains provisions for the indemnification, to the extent permitted by law, of a Director by the Fund (but not by the Members individually) against any liability and expense to which the Director may be liable which arise in connection with the performance of the Director’s activities on behalf of the Fund. Directors shall not be personally liable to any Member for the repayment of any positive balance in the Member’s capital account or for contributions by the Member to the capital of the Fund or by reason of any change in the federal or state income tax laws applicable to the Fund or its investors. The rights of indemnification and exculpation provided under the LLC Agreement shall not be construed so as to provide for indemnification of a Director for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith), to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of the LLC Agreement to the fullest extent permitted by law.

Amendment of the LLC Agreement

The LLC Agreement may generally be amended, in whole or in part, with the approval of the Board (including a majority of the Independent Directors if required by the 1940 Act), and without the approval of the Members, unless the approval of Members is required by the 1940 Act. However, certain amendments to the LLC Agreement involving capital accounts and allocations thereto may not be made without the written consent of any Member adversely affected thereby or unless each Member has received written notice of the amendment and any Member objecting to the amendment has been allowed a reasonable opportunity (pursuant to any procedures as may be prescribed by the Board) to tender its entire Interest for repurchase by the Fund.

Power of Attorney

By subscribing for an Interest in the Fund, each Member will appoint each of the Directors his or her attorney-in-fact for purposes of filing required certificates and documents relating to the formation and maintenance of the Fund as a limited liability company under Delaware law or signing all instruments effecting authorized changes in the Fund or the LLC Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of the Fund. The power-of-attorney granted under the LLC Agreement executed by each Member (which each Member will do by virtue of signing an investor application) is a special power-of-attorney and is coupled with an interest in favor of each Director and as such shall be irrevocable and will continue in full force and effect notwithstanding the subsequent death or incapacity of any Member granting the power-of-attorney, and shall survive the transfer by a Member of all or any portion of an Interest, except that where the transferee thereof has been approved by the Board for admission to the Fund as a substitute Member, or upon the withdrawal of a Member from the Fund pursuant to a periodic tender or otherwise, this power-of-attorney given by the transferor shall terminate.

Term, Dissolution And Liquidation

The Fund shall be dissolved by an affirmative vote by: (1) the Board or (2) Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members; or upon the expiration of any two year period that commences on the date on which any Member has submitted a written notice to the Fund requesting to tender its entire Interest for repurchase by the Fund if that Interest has not been repurchased by the Fund; or upon the failure of Members to elect successor Directors at a meeting called by the Manager when no Director remains to continue the business of the Fund; or as required by operation of law. Upon the occurrence of any event of dissolution, the Board or the Manager, acting as liquidator under appointment by the Board (or another liquidator, if the Board does not appoint the Manager to act as liquidator or is unable to perform this function) are charged with winding up the affairs of the Fund and liquidating its assets. Net profit or net loss during the period including the period of liquidation will be allocated as described in the section titled “Capital Accounts and Allocations—Allocation of Net Profits and Net Losses.” Upon the liquidation of the Fund, its assets would be distributed (1) first to satisfy the debts, liabilities and obligations of the Fund (other than debts to Members) including actual or anticipated liquidation expenses, (2) next to repay debts owing to the Members, and (3) finally to the Members proportionately in accordance with the balances in their respective capital accounts. Assets may be distributed in-kind on a pro rata basis if the Board or liquidator determines that the distribution of assets-in-kind would be in the interests of the Members in facilitating an orderly liquidation.

REPORTS TO MEMBERS

The Fund will furnish to Members as soon as practicable after the end of each taxable year such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. An Investment Manager’s delay, however, in providing this information could delay the Fund’s preparation of tax information for investors, which might require Members to seek extensions of the time to file their tax returns, or could delay the preparation of the Fund’s annual report. The Fund will send to Members an unaudited semi-annual and an audited annual report within 60 days after the close of the period covered by the report, or as otherwise required by the 1940 Act. The Fund will also send to Members reports regarding the Fund’s operations during each quarter.

FISCAL YEAR

For accounting purposes, the Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending December 31.

ACCOUNTANTS AND LEGAL COUNSEL

Deloitte & Touche LLP, whose principal business address is 111 South Wacker Drive, Chicago, IL 60606, has been selected as the independent registered public accounting firm for the Fund and the Master Fund and in such capacity will audit the Fund’s and the Master Fund’s annual financial statements and financial highlights.

Ropes & Gray LLP, with offices at One International Place, Boston, Massachusetts 02110-2624, serves as legal counsel to the Fund and Master Fund. Sutherland Asbill & Brennan LLP, with offices at 1275 Pennsylvania Avenue, NW, Washington, DC 20004-2415, serves as counsel to the Independent Directors.

INQUIRIES

Inquiries concerning the Fund and Interests (including information concerning subscription, transfer and repurchase procedures) should be directed to:

PNC Long-Short Fund LLC

c/o PNC Capital Advisors, LLC

Two Hopkins Plaza

Baltimore, MD 21201

FINANCIAL STATEMENTS

The Fund issues audited financial statements on an annual basis prepared in accordance with generally accepted accounting principles. The Fund’s audited financial statements as of and for the year ended March 31, 2010, and the report of the independent registered public accounting firm thereon, are incorporated herein by reference to the Fund’s Annual Report filed with the SEC on June 8, 2010. (Copies of the Fund’s annual and semi-annual reports are available, without charge, by writing to the Fund c/o PNC Alternative Investment Funds, P.O. Box 9866, Providence, RI 02940-8066, by calling (800) 239-0418 or on the SEC’s website www.sec.gov.)

Appendix A

PNC LONG-SHORT FUND LLC

LIMITED LIABILITY COMPANY AGREEMENT

Amended and Restated June 30, 2006

LIMITED LIABILITY COMPANY AGREEMENT

OF

PNC LONG-SHORT FUND LLC

A Delaware Limited Liability Company

Amended and Restated as of June 30, 2006

Two Hopkins Plaza, Baltimore, Maryland 21201

(410) 237-5100

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of PNC Long-Short Fund LLC (the “Company”) is dated as of June 30, 2006 by and among PNC Capital Advisors, Inc. as the manager (“PCA” or the “Manager”), and Mercantile Bankshares Corporation as Organizational Member and those persons hereinafter admitted as Members.

WHEREAS, the Company has heretofore been formed as a limited liability company under the Delaware Limited Liability Company Act pursuant to an initial Certificate of Formation (the “Certificate”) dated and filed with the Secretary of State of Delaware on May 8, 2002;

WHEREAS, the Company was initially governed by the Limited Liability Company Agreement dated December 30, 2002 (the “Existing Agreement”);

WHEREAS, the Board desires to amend and restate the Existing Agreement to amend and modify certain of the provisions hereof pursuant to the Board’s authority to do so under Section 8.1(a) of the Existing Agreement and to set forth the terms on which the Company shall hereafter be governed; and

WHEREAS, the Board has approved the amendments contained in this Agreement in accordance with the provisions of Section 8.1(a) and has provided the Members with notice of such amendments as provided in the Existing Agreement;

NOW, THEREFORE, for and in consideration of the foregoing and the mutual covenants hereinafter set forth, it is hereby agreed as follows:

Article I.

DEFINITIONS

For purposes of this Agreement:

Section 1.1. Administrative Services. Such administrative services as the Administrator shall provide to the Company pursuant to a separate written agreement with the Company.

Section 1.2. Administrator. PCA or any person who may hereafter provide Administrative Services to the Company pursuant to an administration agreement. For purposes of this Agreement the term “Administrator” includes a “Sub-Administrator”.

Section 1.3. Adviser. Any person, registered under the Advisers Act, that is retained by the Manager to provide investment advisory services to the Master Fund and that is therefore responsible for the investment and trading of the assets of the Master Fund.

Section 1.4. Advisers Act. The Investment Advisers Act of 1940, as amended, and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

Section 1.5. Affiliate. Affiliated person as that term is defined in the 1940 Act.

Section 1.6. Agreement. This Limited Liability Company Agreement, as amended from time to time.

Section 1.7. Board. The Board of Directors established pursuant to Section 2.6.

Section 1.8. Capital Account. With respect to each Member, the capital account established and maintained on behalf of each Member pursuant to Section 5.3.

Section 1.9. Certificate. The Certificate of Formation of the Company and any amendments thereto as filed with the office of the Secretary of State of Delaware.

Section 1.10. Chairman. The Director selected to preside over meetings of the Board.

Section 1.11. Closing Date. The first date on or as of which a Member other than the Organizational Member is admitted to the Company.

Section 1.12. Code. The United States Internal Revenue Code of 1986, as amended, and as hereafter amended from time to time, or any successor law.

Section 1.13. Company. The limited liability company governed hereby, as such limited liability company may from time to time be constituted.

Section 1.14. Delaware Act. The Delaware Limited Liability Company Act as in effect on the date hereof and as amended from time to time, or any successor law.

Section 1.15. Director. An individual designated as a Director of the Company who is delegated authority provided for in Section 2.6 of this Agreement. For purposes of this Agreement the term “Director” shall have the same meaning as the term “Manager” as such term is defined under the Delaware Act (but is not the same as the term “Manager” as used in this Agreement).

Section 1.16. Distributor. Any person who may serve as the distributor of Interests pursuant to a distribution agreement with the Company.

Section 1.17. Fiscal Period. The period commencing on the Closing Date of the Company, and thereafter each period commencing on the day following the last day of the preceding Fiscal Period, and ending at the close of business on the first to occur of the following dates:

(a) the last day of a Fiscal Year;

(b) the last day of a Taxable Year;

(c) the day preceding the date on which a contribution to the capital of the Company is made;

(d) the day on which a substitute member is admitted;

(e) the day on which the Company repurchases any Interest, or portion of an Interest, of a Member;

(f) any day on which any amount is credited to, or debited against, the Capital Account of a Member, other than an amount to be credited to, or debited against, the Capital Account of all Members in accordance with their respective Investment Percentages; or

(g) the last day of a fiscal period of any Master Fund.

Section 1.18. Fiscal Year. The period commencing on the Closing Date and ending on March 31, 2003, and thereafter each period commencing on April 1 of each year and ending on March 31 of the following year (or on the date of a final distribution pursuant to Section 6.2 hereof), unless the Board elects another fiscal year for the Company.

Section 1.19. Form N-2. The Company’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission, as amended from time to time.

Section 1.20. Incentive Fee. The fee paid to the Manager at the end of each Fiscal Year and accrued at the end of each Incentive Period (as defined below) which is based upon the performance of the Company. The Incentive Fee is an amount equal to 10% of each Member’s Net Profits in excess of such Member’s Loss Carryforward Amount (before any accruals of Incentive Fees).

Section 1.21. Incentive Period. The Incentive Period, which may be composed of one or more consecutive fiscal periods, generally corresponds to a fiscal year, but may vary with respect to Members. An Incentive Period may be composed of one or more consecutive fiscal periods.

Section 1.22. Independent Directors. Those Directors who are not “interested persons” of the Company as such term is defined in the 1940 Act.

Section 1.23. Interest. The ownership interest in the Company at any particular time of a Member, or other person to whom an Interest of a Member or portion thereof has been transferred pursuant to Section 4.5 hereof, including the rights and obligations of such Member or other person under this Agreement and the Delaware Act.

Section 1.24. Investment Funds. Unregistered general or limited partnerships or pooled investment vehicles and/or registered investment companies in which the Company (directly, or indirectly through the Master Fund) invests its assets that are advised by an Investment Manager.

Section 1.25. Investment Managers. Third party investment managers that manage and direct the investment activities of Investment Funds or are retained to manage and invest a designated portion of the assets of the Master Fund.

Section 1.26. Investment Management Agreement. Separate written agreements entered into (i) by the Manager and the Master Fund and (ii) by the Manager and the Company, pursuant to which the Manager provides investment management services to the Master Fund.

Section 1.27. Investment Percentage. A percentage established for each Member on the Company’s books as of the first day of each Fiscal Period. The Investment Percentage of a Member for a Fiscal Period shall be determined by dividing the balance of the Member’s Capital Account as of the commencement of such period by the sum of the Capital Accounts of all of the Members as of the commencement of such period. The sum of the Investment Percentages of all Members for each Fiscal Period shall equal 100%.

Section 1.28. Loss Carryforward Amount. The excess, with respect to any Incentive Period, and to the extent not subsequently offset by allocations of profits or otherwise reduced, of (1) a Member’s allocable share of Net Losses calculated in accordance with Section 5.4 of this Agreement (excluding amounts previously allocated to repurchased or distributed portions of the Capital Account during the Incentive Period) over (2) the Member’s allocable share of Net Profits calculated in accordance with Section 5.4 of this Agreement (excluding amounts previously allocated to repurchased or distributed portions of the Capital Account during the Incentive Period), in each case for the current and any prior Incentive Periods. If at the end of any subsequent Incentive Period, Net Profits allocated to a Member’s Capital Account in accordance with Section 5.4 of this Agreement exceed the Net Losses allocated during that period in accordance with Section 5.4 of this Agreement (excluding Net Profits and Net Losses previously taken into account for this purpose by reason of a partial repurchase or distribution during that period), any Loss Carryforward Amount for such Member will be reduced (but not below zero) by the amount of the excess. No transferee may succeed to any portion of the Loss Carryforward Account applicable to the Transferring Member unless the transfer of the Interest or portion of the Interest results in no change in beneficial ownership in the Interest or portion of the Interest. The Loss Carryforward Amount, for a given Incentive Period, will be adjusted with respect to any contributions, transfers, distributions and repurchases applicable to the Member’s Capital Account for that Incentive Period, or portion thereof.

Section 1.29. Management Fee. The fee paid to the Manager out of the assets of the Master Fund, as provided in Section 3.8(g) of this Agreement.

Section 1.30. Manager. PNC Capital Advisors Inc., a Maryland corporation, or any person who may hereinafter serve as the Manager to the Company or the Master Fund pursuant to the Investment Management Agreement.

Section 1.31. Master Fund. PNC Long-Short Master Fund LLC, a Delaware limited liability company, or any other company in which the Company invests all or substantially all of its assets.

Section 1.32. Member. Any person who shall have been admitted to the Company as a member (including any Director in such person’s capacity as a member of the Company but excluding any Director in such person’s capacity as a Director of the Company) until the Company repurchases the entire Interest of such person as a member pursuant to Section 4.6 hereof or a substituted member or members are admitted with respect to any such person’s entire Interest as a member pursuant to Section 4.5 hereof.

Section 1.33. Net Assets. The total value of all assets of the Company, less an amount equal to all accrued debts, liabilities and obligations of the Company, calculated before giving effect to any repurchases of Interests.

Section 1.34. Net Profits or Net Losses. The amount by which the Net Assets as of the close of business on the last day of a Fiscal Period exceed (in the case of Net Profit) or are less than (in the case of Net Loss) the Net Assets as of the commencement of the same Fiscal Period (or, with respect to the initial Fiscal Period of the Company, at the close of business on the Closing Date), such amount to be adjusted to exclude:

(a) the amount of any insurance premiums or proceeds to be allocated among the Capital Accounts of the Members pursuant to Section 5.5 hereof;

(b) any items to be allocated among the Capital Accounts of the Members on a basis that is not in accordance with the respective Investment Percentages of all Members as of the commencement of such Fiscal Period pursuant to Section 5.6 and Section 5.7 hereof; and

(c) Monthly reimbursement of organizational expenses allocated among the Capital Accounts of the Members pursuant to Sections 3.8 and 5.8 hereof.

Section 1.35. Notice Date. The date, as specified in any tender offer made by the Company, by which Members choosing to tender Interests for repurchase must notify the Company of their intent.

Section 1.36. 1940 Act. The Investment Company Act of 1940 and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

Section 1.37. Organizational Member. Mercantile Bankshares Corporation.

Section 1.38. Person. Any individual, entity, corporation, partnership, association, limited liability company, joint-stock company, trust, estate, joint venture, organization, or unincorporated organization.

Section 1.39. Promissory Note. A non-interest bearing and non-transferable promise of the Company to pay which will contain terms providing for payment to a redeeming Member at two separate times.

Section 1.40. Prospectus. The Company’s prospectus, as included in the Form N-2, as amended or supplemented from time to time.

Section 1.41. Securities. Securities (including, without limitation, equities, debt obligations, options, and other “securities” as that term is defined in Section 2(a)(36) of the 1940 Act) and any contracts for forward or future delivery of any security, debt obligation or currency, or commodity, all types of derivative instruments and any contracts based on any index or group of securities, debt obligations or currencies, or commodities, and any options thereon, as well as investments in registered investment companies and private investment funds.

Section 1.42. Taxable Year. The period from January 1 to December 31 of each year.

Section 1.43. Transfer. The assignment, transfer, sale, encumbrance, pledge or other disposition of all or any portion of an Interest, including any right to receive any allocations and distributions attributable to an Interest. Verbs, adverbs or adjectives such as “Transfer,” “Transferred” and “Transferring” have correlative meanings.

Section 1.44. Valuation Date. The date as of which the Interests to be repurchased are valued by the Company.

Article II.

ORGANIZATION; ADMISSION OF MEMBERS

Section 2.1. Formation of Limited Liability Company.

The Board shall execute and file in accordance with the Delaware Act any amendment to the Certificate and shall execute and file with applicable governmental authorities any other instruments, documents and certificates that, in the opinion of the Company’s legal counsel, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Company.

Section 2.2. Name.

The name of the Company shall be PNC Long-Short Fund LLC or such other name as the Board may hereafter adopt upon (i) causing an appropriate amendment to the Certificate to be filed in accordance with the Delaware Act and (ii) sending notice thereof to each Member.

Section 2.3. Principal and Registered Office.

(a) The Company shall have its principal office at Two Hopkins Plaza, Baltimore, Maryland, 21201, or at such other place designated from time to time by the Board.

(b) The Company shall have its registered office in Delaware at 2711 Centreville Road, Suite 400, Wilmington, Delaware, 19808 and shall have Corporation Service Company as its registered agent for service of process in Delaware, unless a different registered office or agent is designated from time to time by the Board.

Section 2.4. Duration.

The term of the Company commenced on the filing of the Certificate with the Secretary of State of Delaware and shall continue until the Company is dissolved pursuant to Section 6.1 hereof.

Section 2.5. Objective and Business of the Company.

(a) The objective of the Company is to seek equity-like capital appreciation while attempting to limit risk through the use of a multi-strategy, multi-manager, diversified investment philosophy. The business of the Company is to invest, as a feeder fund, all or substantially all of the Company’s assets in the Master Fund, which has the same investment objective as the Company, as part of a master-feeder structure. In connection with its investment as a feeder fund in a master-feeder structure, the business of the Company includes purchasing, selling (including short sales), investing and trading in Securities, on margin or otherwise, and engaging in any financial or derivative transactions relating thereto or otherwise. The Company may execute, deliver and perform all contracts, agreements, subscription documents and other undertakings and engage in all activities and transactions as may in the opinion of the Board be necessary or advisable to carry out its objective or business.

(b) The Company shall operate as a closed-end, non-diversified, management investment company in accordance with the 1940 Act and subject to any policies and investment restrictions set forth in the Prospectus.

Section 2.6. Board of Directors.

(a) Prior to the Closing Date, the Organizational Member may designate such persons who shall agree to be bound by all of the terms of this Agreement to serve as the initial Directors on the Board, subject to the election of such persons prior to the Closing Date by the Organizational Member. By signing this Agreement or the signature page of the Company’s investor application or certification, a Member admitted on the Closing Date shall be deemed to have voted for the election of each of the initial Directors to the Board. After the Closing Date, the Board may, subject to the provisions of paragraphs (a) and (b) of this Section 2.6 with respect to the number of, and vacancies in, the position of Director and the provisions of Section 3.3 hereof with respect to the election of Directors to the Board by Members, designate any person who shall agree to be bound by all of the terms of this Agreement as a Director. The names and mailing addresses of the Directors shall be set forth in the books and records of the Company. The number of Directors shall be fixed from time to time by the Board.

(b) Each Director shall serve on the Board for the duration of the term of the Company, unless his or her status as a Director shall be sooner terminated pursuant to Section 4.2 hereof. In the event of any vacancy in the position of Director, the remaining Directors serving on the Board may appoint an individual to serve in such capacity, so long as immediately after such appointment at least two-thirds (2/3) of the Directors then serving would have been elected by the Members. The Board may call a meeting of Members to fill any vacancy in the position of Director, and shall do so within 60 days after any date on which Directors who were elected by the Members cease to constitute a majority of the Directors then serving on the Board.

(c) In the event that no Director remains to continue the business of the Company, the Manager shall promptly call a meeting of the Members, to be held within 60 days after the date on which the last Director ceased to act in that capacity, for the purpose of determining whether to continue the business of the Company and, if the business shall be continued, of electing the required number of Directors to the Board. If the Members shall determine at such meeting not to continue the business of the Company or if the required number of Directors is not elected within 60 days after the date on which the last Director ceased to act in that capacity, then the Company shall be dissolved pursuant to Section 6.1 hereof and the assets of the Company shall be liquidated and distributed pursuant to Section 6.2 hereof.

Section 2.7. Members.

The Board expects to admit Members as of the first business day of each calendar month. Members may be admitted to the Company subject to the condition that each such Member shall execute and deliver the Company’s investor application or certification pursuant to which such Member agrees to be bound by all the terms and provisions hereof and that the minimum initial capital contribution, as required by Section 5.1, has been deposited with the Company’s escrow agent. The Board may in its sole discretion reject any subscription for Interests. The Board may, in its sole discretion, suspend subscriptions for Interests at any time. The admission of any Person as a Member shall be effective upon the revision of the books and records of the Company to reflect the name and the contribution to the capital of the Company of such additional Member.

Section 2.8. Distribution Fees.

(a) A Member may be charged a distribution fee when a Distributor is used to sell such Member’s Interest in the amount and as set forth in the Prospectus.

(b) The distribution fee will be deducted from a prospective Member’s subscription amount; it will not constitute a capital contribution made by the Member to the Company nor part of the assets of the Company and may be adjusted or waived as described in the Prospectus.

Section 2.9. Both Directors and Members.

A Member may at the same time be a Director and a Member, in which event such Member’s rights and obligations in each capacity shall be determined separately in accordance with the terms and provisions hereof and as provided in the Delaware Act.

Section 2.10. Limited Liability.

Except as provided under applicable law, including capital contribution obligations, a Member shall not be liable for the Company’s debts, obligations and liabilities in any amount in excess of such Member’s contributions to the capital of the Company (plus such Member’s share of undistributed profits and assets). Except as provided under applicable law, a Director shall not be liable for the Company’s debts, obligations and liabilities.

Article III.

MANAGEMENT

Section 3.1. Management and Control.

(a) Management and control of the business of the Company shall be vested in the Board, which shall have the right, power and authority, on behalf of the Company and in its name, to exercise all rights, powers and authority of “manager” as defined under the Delaware Act (but is not the same as the term “Manager” as defined in this Agreement) and to do all things necessary and proper to carry out the objective and business of the Company and their duties hereunder. No Director shall have the authority individually to act on behalf of or to bind the Company except within the scope of such Director’s authority as delegated by the Board. The parties hereto intend that, except to the extent otherwise expressly provided herein, (i) each Director shall be vested with the same powers, authority and responsibilities on behalf of the Company as are customarily vested in each director of a Delaware corporation and (ii) each Independent Director shall be vested with the same powers, authority and responsibilities on behalf of the Company as are customarily vested in each director of a closed-end management investment company registered under the 1940 Act that is organized as a Delaware corporation who is not an “interested person” (as such term is defined in the 1940 Act) of such company. During any period in which the Company shall have no Directors, the Manager shall have the authority to manage the business and affairs of the Company. The Manager will oversee the day-to-day management of the Company and, subject to the approval of the Board, has the authority to: approve the acceptance of initial and subsequent subscriptions on behalf of the Company; determine whether future subscriptions should be accepted; make determinations on the transfer of Interests; and manage and oversee the general administrative and operational aspects of the Company.

(b) Members shall have no right to participate in and shall take no part in the management or control of the Company’s business and shall have no right, power or authority to act for or bind the Company. Members shall have the right to vote on any matters only as provided in this Agreement or on any matters that require the approval of the holders of voting securities under the 1940 Act or as otherwise required in the Delaware Act.

(c) The Board may delegate to a committee or to any other person any rights, power and authority vested by this Agreement in the Board to the extent permissible under applicable law.

(d) The Company will file a tax return as a partnership for U.S. federal income tax purposes. Except as otherwise specifically provided herein, all decisions for the Company relating to tax matters including, without limitation, whether to make any tax elections, the positions to be made on the Company’s tax returns and the settlement or further contest or litigation of any audit matters raised by the Internal Revenue Service or other taxing authority, will be made by the Board. All actions (other than ministerial actions) taken by the Manager, as designated in this Section 3.1 and Section 3.2 below, will be subject to the approval of the Board. Each Member agrees not to treat, on his personal income tax return or any claim for a tax refund, any item of income, gain, loss, deduction or credit in a manner inconsistent with the treatment of such item by the Company.

Section 3.2. Actions by the Board of Directors.

(a) Unless provided otherwise in this Agreement, the Board shall act only: (i) by the affirmative vote of a majority of the Directors (including the vote of a majority of the Independent Directors, if required by the 1940 Act) present at a meeting duly called at which a quorum of the Directors shall be present (in person or, if in person attendance is not required by the 1940 Act, by telephone) or (ii) by unanimous written consent of all of the Directors without a meeting, if permissible under the 1940 Act.

(b) The Board may designate from time to time a Chairman who shall preside at all meetings. Meetings of the Board may be called by the Chairman or by any two Directors, and may be held on such date and at such time and place as the Board shall determine. Each Director shall be entitled to receive written notice of the date, time and place of such meeting within a reasonable time in advance of the meeting. Notice need not be given to any Director who shall attend a meeting without objecting to the lack of notice or who shall execute a written waiver of notice with respect to the meeting. Directors may attend and participate in any meeting by telephone except where in person attendance at a meeting is required by the 1940 Act. A majority of the Directors shall constitute a quorum at any meeting.

(c) The Board may designate from time to time agents and employees of the Company who shall have the same powers and duties on behalf of the Company (including the power to bind the Company) as are customarily vested in officers of a Delaware corporation, and designate them as officers of the Company.

Section 3.3. Meetings of Members.

(a) Actions requiring the vote of the Members may be taken at any duly constituted meeting of the Members at which a quorum is present. Meetings of the Members may be called by the Board or by Members holding a majority of the total number of votes eligible to be cast by all Members, and may be held at such time, date and place as the Board shall determine. The Board shall arrange to provide written notice of the meeting, stating the date, time and place of the meeting and the record date therefor, to each Member entitled to vote at the meeting within a reasonable time prior thereto. Failure to receive notice of a meeting on the part of any Member shall not affect the validity of any act or proceeding of the meeting, so long as a quorum shall be present at the meeting, except as otherwise required by applicable law. Only matters set forth in the notice of a meeting may be voted on by the Members at a meeting. The presence in person or by proxy of Members holding a majority of the total number of votes eligible to be cast by all Members as of the record date shall constitute a quorum at any meeting. In the absence of a quorum, a meeting of the Members may be adjourned by action of a majority of the Members present in person or by proxy without additional notice to the Members. Except as otherwise required by any provision of this

Agreement or of the 1940 Act, (i) those candidates receiving a plurality of the votes cast at any meeting of Members shall be elected as Directors and (ii) all other actions of the Members taken at a meeting shall require the affirmative vote of Members holding a majority of the total number of votes eligible to be cast by those Members who are present in person or by proxy at such meeting.

(b) Each Member shall be entitled to cast at any meeting of Members a number of votes equivalent to such Member’s Investment Percentage as of the record date for such meeting. The Board shall establish a record date not less than 10 nor more than 90 days prior to the date of any meeting of Members to determine eligibility to vote at such meeting and the number of votes that each Member will be entitled to cast thereat, and shall maintain for each such record date a list setting forth the name of each Member and the number of votes that each Member will be entitled to cast at the meeting.

(c) A Member may vote at any meeting of Members by a proxy properly executed in writing by the Member and filed with the Company before or at the time of the meeting. A proxy may be suspended or revoked, as the case may be, by the Member executing the proxy by a later writing delivered to the Company at any time prior to exercise of the proxy or if the Member executing the proxy shall be present at the meeting and decide to vote in person. Any action of the Members that is permitted to be taken at a meeting of the Members may be taken without a meeting if consents in writing, setting forth the action taken, are signed by Members holding a majority of the total number of votes eligible to be cast or such greater percentage as may be required in order to approve such action.

Section 3.4. Custody of Assets of the Company.

The physical possession of all funds, Securities or other properties of the Company shall at all times be held, controlled and administered by one or more custodians retained by the Company in accordance with the requirements of the 1940 Act. The Manager will have no responsibility, other than that associated with the oversight and supervision of custodians retained by the Company, with respect to the collection of income or the physical acquisition or safekeeping of the funds, Securities or other assets of the Company, all duties of collection, physical acquisition or safekeeping being the sole obligation of such custodians.

Section 3.5. Other Activities of Members, the Manager and Directors.

(a) Neither the Manager nor any Director shall be required to devote its full time to the affairs of the Company, but shall devote such time as may reasonably be required to perform its obligations under this Agreement.

(b) Any Member, Manager or Director, and any Affiliate of any Member, Manager or Director, may engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including, but not limited to, acquisition and disposition of Securities, provision of investment advisory or brokerage services, serving as directors, officers, employees, advisors or agents of other companies, partners of any partnership, members of any limited liability company, or trustees of any trust, or entering into any other commercial arrangements. No Member, Manager or Director shall have any rights in or to such activities of any other Member, Manager or Director, or any profits derived therefrom.

Section 3.6. Duty of Care.

(a) The Manager and Directors shall not be liable to the Company or to any of its Members for any loss or damage occasioned by any act or omission in the performance of their services under this Agreement, unless it shall be determined by final judicial decision on the merits from which there is no further right to appeal that such loss is due to an act or omission of such Manager or Director constituting willful misfeasance, bad faith, or gross negligence of the duties involved in the conduct of such Manager’s or Director’s office.

(b) Members not in breach of any obligation hereunder or under any agreement pursuant to which the Member subscribed for an Interest shall be liable to the Company, any Member or third parties only as provided under the Delaware Act.

Section 3.7. Indemnification.

(a) To the fullest extent permitted by law, the Company shall, subject to Section 3.7(b) hereof, indemnify the Manager and Adviser (including for this purpose each officer, director, member, partner, principal, employee or agent of, or any Person who controls, is controlled by or is under common control with, the Manager or Adviser or partner of the Manager or Adviser and their respective executors, heirs, assigns, successors or other legal representatives), its officers and each Director (and his respective executors, heirs, assigns, successors or other legal representatives) (each such person an “indemnitee”) against all losses, claims, damages, liabilities, costs and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter. Except to the extent that such loss, claim, damage, liability, cost or expense shall have been finally determined in a judicial decision on the merits from which no further right to appeal may be taken in any such action, suit, investigation or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, breach of fiduciary duty or gross negligence of the duties involved in the conduct of such indemnitee’s office. The rights of indemnification provided under this Section 3.7 shall not be construed so as to provide for indemnification of a Director for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.7 to the fullest extent permitted by law.

(b) Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Company in advance of the final disposition of any such action, suit, investigation or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Company amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under this Section 3.7; provided, that (i) such indemnitee shall provide security for such undertaking, (ii) the Company shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee’s failure to fulfill such undertaking, or (iii) a majority of the Directors (excluding any Director who is either seeking advancement of expenses hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion determines based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

(c) As to the disposition of any action, suit, investigation or proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to the Company or its Members by reason of willful misfeasance, bad faith, breach of fiduciary duty or gross negligence of the duties involved in the conduct of such indemnitee’s office, indemnification shall be provided pursuant to Section 3.7(a) hereof if:

(i) approved as in the best interests of the Company by a majority of the Directors (excluding any Director who is either seeking indemnification hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for indemnification hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Company and that such indemnitee is not liable to the Company or its Members by reason of willful misfeasance, bad faith, breach of fiduciary duty or gross negligence of the duties involved in the conduct of such indemnitee’s office, or

(ii) the Board secures a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnification would not protect such indemnitee against any liability to the Company or its Members to which such indemnitee would otherwise be subject by reason of willful misfeasance, bad faith, breach of fiduciary duty or gross negligence of the duties involved in the conduct of such indemnitee’s office.

(d) Any indemnification or advancement of expenses made pursuant to this Section 3.7 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently is determined in a final judicial decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Company or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee’s office. In (i) any suit brought by an indemnitee (or other person entitled to indemnification hereunder) to enforce a right to indemnification under this Section 3.7 it shall be a defense that, and (ii) in any suit in the name of the Company to recover any indemnification or advancement of expenses made pursuant to this Section 3.7 the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee under this Section 3.7 has not met the applicable standard of conduct set forth in this Section 3.7. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.7, the burden of proving that the indemnitee is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.7 shall be on the Company (or any Member acting derivatively or otherwise on behalf of the Company or its Members).

(e) An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.7 or to which such indemnitee may otherwise be entitled except out of the assets of the Company, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

(f) The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 3.7 shall affect the power of the Company to purchase and maintain liability insurance on behalf of the Manager, any Director, the Adviser or other person.

Section 3.8. Fees, Expenses and Reimbursement.

(a) So long as the Administrator provides Administrative Services to the Company, it shall be entitled to receive reasonable and customary fees for such services as well as out-of-pocket expenses as may be agreed to by the Administrator and the Company pursuant to a separate written agreement.

(b) As consideration for providing advisory services to the Master Fund, and for so long as the Manager provides such advisory services to the Master Fund, the Manager shall be entitled to receive the Incentive Fee in respect of Incentive Period.

(c) The Board may cause the Company to compensate each Director for his or her services rendered in connection with the Company. In addition, the Directors shall be reimbursed by the Company for reasonable out-of-pocket expenses incurred by them in performing their duties under this Agreement.

(d) The Company shall bear all expenses related to its investment program, including, its allocable portion of the operating expenses of the Master Fund and expenses of the Master Fund’s investment in the Investment Funds. Expenses to be borne by the Company (both directly and indirectly) include, but are not limited to, fees paid and expenses reimbursed to Investment Funds or Investment Managers (including management fees, performance or incentive fees or allocations and redemption or withdrawal fees, however titled or structured); all costs and expenses directly related to portfolio transactions and positions for the Master Fund’s account such as direct and indirect expenses associated with the Master Fund’s investments, including its investments in Investment Funds (whether or not consummated), and enforcing the Master Fund’s rights in respect of such investments; transfer taxes and premiums; taxes withheld on non-U.S. dividends; fees for data and software providers; research expenses; professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts); if applicable in connection with temporary or cash management investments, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees; any interest expense; attorneys’ fees and disbursements associated with preparing and updating the offering materials and with qualifying prospective investors; fees and disbursements of any accountants engaged by the Master Fund or the Company, and expenses related to the annual audit of the Master Fund or the Company; record-keeping, custody and escrow fees and expenses; the costs of errors and omissions / directors’ and officers’ liability insurance and a fidelity bond; the Management Fee; the Incentive Fee; the costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to Members; fees and travel expenses of Directors relating to meetings of the Board and committees thereof; all costs and charges for equipment or services used in communicating information regarding the Master Fund’s transactions; and any extraordinary expenses, including indemnification expenses as provided for in this Agreement.

(e) Subject to procuring any required regulatory approvals, from time to time the Company may, alone or in conjunction with other accounts for which the Manager, or any of its affiliates, acts as general partner or investment adviser, purchase insurance in such amounts, from such insurers and on such terms as the Board shall determine.

(f) Expenses incurred in connection with the ongoing offering of Interests of the Company will be borne by the Company. In addition, the Company will bear its allocable portion of any expenses incurred by the Master Fund in connection with the ongoing offering of the Master Fund’s interests.

(g) In consideration of the services provided by the Manager to the Master Fund under the Investment Management Agreement, the Master Fund will pay the Manager a quarterly fee of 0.3125% of the Master Fund’s net assets (the “Management Fee”). The Company, through its investment in the Master Fund, will bear its allocable portion of the Management Fee. The Manager shall be entitled to reduce the Company’s share of the Management Fee, provided such reduction is for the benefit of all Members on an equal and pro rata basis, in its sole discretion.

Article IV.

TERMINATION OF STATUS OF MANAGER AND DIRECTORS, TRANSFERS AND REPURCHASES

Section 4.1. Termination of Status of the Manager.

The status of the Manager as investment manager under the Investment Management Agreement between the Company and the Manager shall be terminated at any time, (i) by the Company on 60 days’ written notice to the Manager, without the payment any penalty, by a vote of a majority of the entire Board or by vote of a majority of the outstanding voting securities of the Company; or (ii) upon 90 days’ written notice by the Manager. The status of the Manager as investment manager of the Master Fund shall be terminated if the Investment Management Agreement between the Master Fund and the Manager terminates and the Master Fund does not enter into a new investment management agreement with the Manager, effective as of the date of such termination. The Investment Management Agreement will automatically and immediately terminate in the event of its assignment by the Manager, provided that an assignment to a successor to all or substantially all of the Manager’s business or to a wholly-owned subsidiary of such successor which does not result in a change of actual control of the Manager’s business shall not be deemed to be an assignment for the purposes of the Investment Management Agreement.

Section 4.2. Termination of Status of a Director.

The status of a Director shall terminate if the Director, pursuant to Delaware law, is removed, resigns or is subject to various disabling events such as death, incapacity or bankruptcy. A Director may resign, subject to giving 90 days’ prior written notice to the other Directors if such resignation is likely to affect adversely the tax status of the Company.

Section 4.3. Removal of the Directors.

Any Director may be removed either by (a) the vote or written consent of at least two-thirds (2/3) of the Directors not subject to the removal vote or (b) the vote or written consent of Members holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Members.

Section 4.4. Removal of the Manager.

The Manager may be removed as Manager under this Agreement by the vote or written consent of Members holding not less than 80% of the total number of votes eligible to be cast by all Members.

Section 4.5. Transfer of Interests of Members.

(a) An Interest of a Member may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency, dissolution or incompetency of such Member or (ii) under certain limited circumstances with the written consent of the Board (which may be withheld in its sole discretion).

(b) The Board may not consent to a Transfer unless:

(i) (x) the Company consults with legal counsel to the Company and counsel confirms that the Transfer will not cause the Company to be treated as a “publicly traded partnership” taxable as a corporation or be subject to any other adverse tax or regulatory treatment and (y) the following conditions are met: (i) the Transferring Member has been a Member for at least six (6) months; (ii) the proposed Transfer is to be made on a Valuation Date; and (iii) the Transfer is (A) one in which the tax basis of the Interest in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the Transferring Member (e.g., certain Transfers to affiliates, gifts and contributions to family entities), (B) to members of the Transferring Member’s immediate family (siblings, spouse, parents and children), or (C) a distribution from a qualified retirement plan or an individual retirement account; and

(ii) (x) the person to whom the Interest is Transferred (or each of the person’s beneficial owners if such a person is a “private investment company” as defined in paragraph (d)(3) of Rule 205-3 under the Advisers Act) is a person whom the Board believes meets the requirements of paragraph (d)(1) of Rule 205-3 under the Advisers Act or any successor rule thereto and (y) the entire Interest of the Member is Transferred to a single transferee or, in the case of multiple transferees, after the Transfer of a portion of an Interest, the balance of the Capital Account of each transferee and the remaining balance of the Capital Account of the transferor (if any) is each not less than $50,000 or such lesser amount as the Board may determine in its sole discretion.

(c) Any transferee that acquires an Interest by operation of law as the result of the death, bankruptcy, insolvency, dissolution or incompetency of a Member, shall be entitled to the allocations and distributions allocable to the Interest so acquired and to Transfer such Interest in accordance with the terms of this Agreement, but shall not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member. Once a Member obtains the approval of the Board and satisfies the other requirements to transfer its Interests, the Board shall promptly take all necessary actions so that the transferee to whom such Interest is transferred is admitted to the Company as a Member.

(d) In no event, however, will any transferee or assignee be admitted as a Member without the consent of the Board, which may be withheld in its sole discretion. Any pledge, transfer, or assignment not made in accordance with this Section 4.5 shall be void.

(e) The admission of any transferee as a substituted Member will be effective upon the execution and delivery by, or on behalf of, the substituted Member of this Agreement or an instrument that constitutes the execution and delivery of this Agreement. Each Member and transferee agrees to pay all expenses, including attorneys’ and accountants’ fees, incurred by the Company in connection with any Transfer. If a Member Transfers its entire Interest as a Member, it will not cease to be a Member unless and until the transferee is admitted to the Company as a substituted Member in accordance with this Section 4.5.

(f) Each Member shall indemnify and hold harmless the Company, the Directors, the Manager, each other Member and any Affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which such persons may become subject by reason of, or arising from, (i) any Transfer made by such Member in violation of this Section 4.5 and (ii) any misrepresentation by such Member in connection with any such Transfer.

Section 4.6. Repurchase of Interests.

(a) Except as otherwise provided in this Agreement, no Member or other person holding an Interest or portion thereof shall have the right to withdraw or tender to the Company for repurchase that Interest or portion thereof. The Board from time to time, in its sole discretion and on such terms and conditions as it may determine, may cause the Company to repurchase Interests or portions thereof pursuant to written tenders. However, the Company shall not offer to repurchase Interests on more than four occasions during any Taxable Year unless it has received an opinion of counsel to the effect that such more frequent offers would not cause any adverse tax consequences to the Company or Members. In determining whether to cause the Company to repurchase Interests pursuant to written tenders, the Board shall consider the recommendation of the Manager, and shall also consider the following factors, among others:

(i) whether any Members have requested to tender Interests or portions thereof to the Company;

(ii) the liquidity of the Company’s assets (including fees and costs associated with withdrawing from Investment Funds);

(iii) the investment plans and working capital and reserve requirements of the Company;

(iv) the relative economies of scale with respect to the size of the Company;

(v) the history of the Company in repurchasing Interests; and

(vi) the anticipated tax consequences of any proposed repurchases of Interests.

The Board shall cause the Company to repurchase Interests or portions thereof pursuant to written tenders only on terms fair to the Company and to all Members (including persons holding Interests acquired from Members), as applicable.

(b) A Member tendering for repurchase only a portion of the Member’s Interest will be required to maintain a Capital Account balance of at least $50,000 after giving effect to the repurchase. If a Member tenders an amount that would cause the Member’s Capital Account balance to fall below the required minimum, the Manager reserves the right to reduce the amount to be repurchased from the Member so that the required minimum balance is maintained or to repurchase the Member’s entire Interest in the Company.

(c) Repurchases pursuant to Company tender offers shall be effective after receipt and acceptance by the Company of all eligible written tenders of Interests from Members and, unless otherwise determined by the Board from time to time, including as a result of changes in applicable law or the interpretation thereof, shall be subject to the following repurchase procedures:

(i) Members choosing to tender an Interest for repurchase must do so by the applicable Notice Date. Generally, the Notice Date will be the last calendar day of the third month prior to the month containing the date as of which Interests are to be repurchased. (For example, the Notice Date for a repurchase offer having a December 31 repurchase date would be September 30.) Interests (or portions thereof) will be valued as of the Valuation Date (which date, unless otherwise determined by the Board, shall be the last business day of the month in which such Interests are to be repurchased);

(ii) Promptly after the Notice Date, the Company will give to each Member whose Interest has been accepted for repurchase a Promissory Note entitling the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Interest;

(iii) The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing for payment at two separate times;

(iv) The initial payment in respect of the Promissory Note (the “Initial Payment”) will be in an amount equal to at least 90% of the estimated value of the repurchased Interest, determined as of the Valuation Date. The Initial Payment will be made as of the later of (1) a period of within 30 days after the Valuation Date, or (2) if the Master Fund has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of the Company’s interests in the Master Fund, within ten business days after the Master Fund has received at least 90% of the aggregate amount withdrawn from such Investment Funds; and

(v) The second and final payment in respect of the Promissory Note (the “Post-Audit Payment”) will be in an amount equal to the excess, if any, of (1) the value of the repurchased Interest, determined as of the Valuation Date and based upon the results of the annual audit of the Company’s financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. The Manager anticipates that the annual audit of the Company’s financial statements will be completed within 60 days after the end of each Fiscal Year and that the Post-Audit Payment will be made promptly after the completion of the audit.

(vi) Although the amounts required to be paid by the Company under the Promissory Note will generally be paid in cash, the Company may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

(d) Notwithstanding anything in the foregoing to the contrary, the Board, in its discretion, may pay all or any portion of the repurchase price in marketable Securities (or any combination of marketable Securities and cash) having a value, determined as of the date of repurchase, equal to the amount to be repurchased. All repurchases of Interests shall be subject to any and all conditions as the Board may impose in its sole discretion. The amount due to any Member whose Interest or portion thereof is repurchased shall be equal to the audited value of such Member’s Capital Account or portion thereof, as applicable, as of the Valuation Date, after giving effect to all allocations to be made to such Member’s Capital Account as of such date.

(e) The Board may, in its sole discretion, elect to impose charges on Members who submit their Interest for repurchase.

Article V.

CAPITAL

Section 5.1. Contributions to Capital.

(a) The minimum initial contribution of each Member to the capital of the Company shall be $75,000, subject to the discretion of the Manager to accept initial investments in lesser amounts. The amount of the initial contribution of each Member shall be recorded on the books and records of the Company upon acceptance as a contribution to the capital of the Company. The Directors shall not be entitled to make voluntary contributions of capital to the Company as Directors of the Company, but may make voluntary contributions to the capital of the Company as Members.

(b) The Members may make additional contributions to the capital of the Company of at least $10,000 (subject to the discretion of the Manager to accept additional contributions in lesser amounts), effective as of such times as the Manager, in its discretion, may permit, subject to Section 2.7 hereof, but no Member shall be obligated to make any additional contribution to the capital of the Company except to the extent provided in Section 5.7 hereof.

(c) Except as otherwise permitted by the Board, (i) initial and any additional contributions to the capital of the Company by any Member shall be payable in cash, and (ii) initial and any additional contributions in cash shall be payable in readily available funds.

Section 5.2. Rights of Members to Capital.

No Member shall be entitled to interest on any contribution to the capital of the Company, nor shall any Member be entitled to the return of any capital of the Company except (i) upon the repurchase by the Company of a part or all of such Member’s Interest pursuant to Section 4.6 hereof or (ii) upon the liquidation of the Company’s assets pursuant to Section 6.2 hereof. Except as specified in the Delaware Act, or with respect to distributions or similar disbursements made in error, no Member shall be liable for the return of any such amounts. No Member shall have the right to require partition of the Company’s property or to compel any sale or appraisal of the Company’s assets.

Section 5.3. Capital Accounts.

(a) The Company shall maintain a separate Capital Account for each Member.

(b) Each Member’s Capital Account shall have an initial balance equal to the amount of cash constituting such Member’s initial contribution to the capital of the Company.

(c) Each Member’s Capital Account shall be increased by the sum of (i) the amount of cash constituting additional contributions by such Member to the capital of the Company permitted pursuant to Section 5.1 hereof, plus (ii) all amounts credited to such Member’s Capital Account pursuant to Section 5.4 through Section 5.8 hereof.

(d) Each Member’s Capital Account shall be reduced by the sum of (i) the amount of any repurchase of the Interest, or portion thereof, of such Member or distributions to such Member pursuant to Section 4.6, Section 5.10, Section 5.11 or Section 6.2 hereof that are not reinvested (net of any liabilities secured by any asset distributed that such Member is deemed to assume or take subject to under Section 752 of the Code), plus (ii) any amounts debited against the Member’s Capital Account pursuant to Section 5.4 through Section 5.8 hereof.

(e) In the event all or a portion of the Interest of a Member is Transferred in accordance with the terms of this Agreement, the Transferee will succeed to the Capital Account of the Transferor to the extent of the Transferred Interest or portion of an Interest.

(f) No Member will be required to pay the Company or any other Member any deficit in such Member’s Capital Account upon dissolution of the Company or otherwise.

Section 5.4. Allocation of Net Profits and Net Losses.

As of the last day of each Fiscal Period, any Net Profits or Net Losses for the Fiscal Period shall be allocated among and credited to or debited against the Capital Accounts of the Members in accordance with their respective Investment Percentages for such Fiscal Period.

Section 5.5. Allocation of Insurance Premiums and Proceeds.

(a) Any premiums payable by the Company, and the Company’s share of any premiums payable by the Master Fund, for insurance purchased pursuant to Section 3.8(d) and Section 3.8(e) above shall be apportioned evenly over each Fiscal Period or portion thereof falling within the period to which such premiums relate under the terms of such insurance, and the portion of the premiums so apportioned to any Fiscal Period shall be allocated among and debited against the Capital Accounts of each Member who is a member of the Company during such Fiscal Period in accordance with such Member’s Investment Percentage for such Fiscal Period.

(b) Proceeds, if any, to which the Company may become entitled, and the Company’s share of proceeds, if any, to which the Master Fund may become entitled, pursuant to such insurance shall be allocated among and credited to the Capital Accounts of each Member who is a member of the Company during the Fiscal Period in which the event that gives rise to recovery of proceeds occurs in accordance with such Member’s Investment Percentage for such Fiscal Period.

Section 5.6. Allocation of Certain Expenditures.

Except as otherwise provided for in this Agreement and unless prohibited by the 1940 Act, any expenditures payable by the Company, and the Company’s share of any expenditures payable by the Master Fund, to the extent determined by the Board to have been paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Members, shall be charged to only those Members on whose behalf such payments are made or whose particular circumstances gave rise to such payments. Such charges shall be debited from the Capital Accounts of such Members as of the close of the Fiscal Period during which any such items were paid or accrued by the Company.

Section 5.7. Reserves.

(a) Appropriate reserves may be created, accrued and charged against Net Assets and proportionately against the Capital Accounts of the Members for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Manager or the Board. Such reserves will be in the amounts that the Board, in its sole discretion, deems necessary or appropriate. The Board may increase or reduce any such reserves from time to time by such amounts as the Board, in its sole discretion, deems necessary or appropriate. The amount of any such reserve, or any increase or decrease therein, shall be proportionately charged or credited, as appropriate, to the Capital Accounts of those parties who are Members at the time when such reserve is created, increased or decreased, except that if any such individual reserve item, adjusted by any increase therein, exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all such Members, then the amount of the reserve, increase or decrease may instead be charged or credited to those parties who were Members at the time, as determined by the Board in its sole discretion, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their Capital Accounts at that time.

(b) If at any time an amount is paid or received by the Company or by the Master Fund and allocated to the Company (other than contributions to the capital of the Company or the Master Fund, distributions or repurchases of Interests (or interests in the Master Fund) or portions thereof) and such amount exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all Members at the time of payment or receipt and such amount was not accrued or reserved for but would nevertheless, in accordance with the Company’s accounting practices, be treated as applicable to one or more prior Fiscal Periods, then such amount shall be proportionately charged or credited, as appropriate, to those parties who were Members during such prior Fiscal Period or Periods.

Section 5.8. Allocation of Organizational Expenses.

The Manager will allocate among the Members a monthly expense to reimburse the Manager for the Company’s organizational expenses and initial offering costs.

Section 5.9. Tax Allocations.

(a) For each Fiscal Year, items of income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Members in such manner as to reflect equitably amounts credited or debited to each Member’s Capital Account for the current and prior fiscal years (or relevant portions thereof). Allocations under this Section 5.9 shall be made pursuant to the principles of Sections 704(b) and 704(c) of the Code, and in conformity with Treasury Regulations Sections 1.704-1(b)(2)(iv)(f), 1.704-1(b)(4)(i) and 1.704-3(e) promulgated thereunder, as applicable, or the successor provisions to such Section and Regulations. Notwithstanding anything to the contrary in this Agreement, there shall be allocated to the Members such gains or income as shall be necessary to satisfy the “qualified income offset” requirements of Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

(b) If the Company realizes capital gains (including short-term capital gains) for U.S. federal income tax purposes for any Fiscal Year during or as of the end of which the Interests of one or more Positive Basis Members (as hereinafter defined) are repurchased by the Company pursuant to Article IV, the Manager may elect to allocate net gains as follows:

(i) to such Positive Basis Members, in proportion to the Positive Basis (as hereinafter defined) of each such Positive Basis Member, until either the full amount of the net gains has been so allocated or the Positive Basis of each Positive Basis Member shall have been eliminated; and

(ii) any net gains not so allocated to Positive Basis Members to the other Members in a manner that equitably reflects the amounts credited to the Members’ Capital Accounts.

(c) If the Company realizes capital losses for U.S. federal income tax purposes for any Fiscal Year during or as of the end of which the Interests of one or more Negative Basis Members (as hereinafter defined) are repurchased by the Company under Article IV of this Agreement, the Manager may elect to allocate net losses as follows:

(i) to such Negative Basis Members, in proportion to the Negative Basis (as hereafter defined) of each Negative Basis Member, until either the full amount of net losses will have been so allocated or the Negative Basis of each Negative Basis Member has been eliminated, and

(ii) any net losses not so allocated to Negative Basis Members, to the other Members in a manner that reflects equitably the amounts credited to the Members’ Capital Accounts.

(d) As used herein, (i) the term “Positive Basis” means, with respect to any Member and as of any time of calculation, the amount by which the value of its Interest as of such time exceeds its “adjusted tax basis,” for U.S. federal income tax purposes, in its Interest as of such time (determined without regard to any adjustments made to such “adjusted tax basis” by reason of any transfer or assignment of such Interest, including by reason of death, and without regard to such Member’s share of the liabilities of the Company under Section 752 of the Code), and (ii) the term “Positive Basis Member” means any Member whose Interest is repurchased by the Company and who has Positive Basis as of the effective date of the repurchase, but such Member shall cease to be a Positive Basis Member at such time as it shall have received allocations pursuant to clause (i) of paragraph (b) equal to its Positive Basis as of the effective date of such repurchase.

(e) The term “Negative Basis” means, with respect to any Member and as of any time of calculation, the amount by which the Member’s “adjusted tax basis,” for U.S. federal income tax purposes, in the Member’s Interest in the Company as of that time (determined without regard to any adjustments made to the “adjusted tax basis” by reason of any Transfer or assignment of the Interest, including by reason of death, and without regard to such Member’s share of the liabilities of the Company under Section 752 of the Code) exceeds the value of its Interest as of such time. As used in this Section 5.9, the term “Negative Basis Member” means any Member whose Interest is repurchased by the Company and who has Negative Basis as of the effective date of the repurchase, but such Member shall cease to be a Negative Basis Member at such time as it shall have received allocations pursuant to clause (i) of paragraph (c) equal to its Negative Basis as of the effective date of such repurchase.

Section 5.10. Distributions.

The Board, in its sole discretion, may authorize the Company to make distributions in cash or in kind at any time to all of the Members on a pro rata basis in accordance with the Members’ Investment Percentages.

Section 5.11. Withholding.

(a) The Board may withhold and pay over to the Internal Revenue Service (or any other relevant taxing authority) taxes from any distribution to any Member to the extent required by the Code or any other applicable law.

(b) For purposes of this Agreement, any taxes so withheld by the Company, or withheld by any other person, with respect to any amount distributed by the Company to any Member shall be deemed to be a distribution or payment to such Member pursuant to this Agreement, reducing the amount otherwise distributable to such Member pursuant to this Agreement and reducing the Capital Account of such Member. If the amount of such taxes is greater than any such distributable amounts, then such Member and any successor to such Member’s Interest shall pay to the Company as a contribution to the capital of the Company, upon demand of the Board, the amount of such excess.

(c) The Board shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption. To the extent that a Member claims to be entitled to a reduced rate of, or exemption from, a withholding tax pursuant to an applicable income tax treaty, or otherwise, the Member shall furnish the Board with such information and forms as such Member may be required to complete where necessary to comply with any and all laws and regulations governing the obligations of withholding tax agents. Each Member represents and warrants that any such information and forms furnished by such Member shall be true and accurate and agrees to indemnify the Company and each of the Members from any and all damages, costs and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes.

Article VI.

DISSOLUTION AND LIQUIDATION

Section 6.1. Dissolution.

The Company shall be dissolved:

(a) upon the affirmative vote to dissolve the Company by: (i) the Board or (ii) Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members;

(b) upon the failure of the Members to elect a successor Director at a meeting called by Manager in accordance with Section 2.6 hereof when no Director remains to continue the business of the Company;

(c) upon the expiration of any two year period that commences on the date on which any Member has submitted a written notice to the Company requesting to tender its entire Interest for repurchase by the Company, if such Interest has not been repurchased by the Company; or

(d) as required by operation of law.

Dissolution of the Company shall be effective on the later of the day on which the event giving rise to the dissolution shall occur, but the Company shall not terminate until the assets of the Company have been liquidated in accordance with Section 6.2 hereof and the Certificate has been canceled.

Section 6.2. Liquidation of Assets.

(a) Upon the dissolution of the Company as provided in Section 6.1 hereof, the Board shall promptly appoint the Board or Manager as the liquidator and the Board or Manager shall liquidate the business and administrative affairs of the Company, except that if the Board does not appoint the Manager as the liquidator or the Board is unable to perform this function, another liquidator will be elected by the Board. Net Profits and Net Losses during the period of liquidation shall be allocated pursuant to Section 5.4 hereof. The proceeds from liquidation (after establishment of appropriate reserves for contingencies in such amount as the Board or other liquidator shall deem appropriate in its sole discretion as applicable) shall be distributed in the following manner:

(i) the debts, liabilities and obligations of the Company, other than debts to Members, and the expenses of liquidation (including legal and accounting expenses incurred in connection therewith), up to and including the date that distribution of the Company’s assets to the Members has been completed, shall first be paid on a proportionate basis;

(ii) such debts, liabilities or obligations as are owing to the Members shall next be paid in their order of seniority and on a proportionate basis; and

(iii) the Members shall next be paid on a proportionate basis the positive balances of their respective Capital Accounts after giving effect to all allocations to be made to such Members’ Capital Accounts for the Fiscal Period ending on the date of the distributions under this Section 6.2.

(b) Anything in this Section 6.2 to the contrary notwithstanding, upon dissolution of the Company, the Board or other liquidator may distribute ratably in kind any assets of the Company; provided, however, that if any in-kind distribution is to be made (i) the assets distributed in kind shall be valued pursuant to Section 7.3 hereof as of the actual date of their distribution and charged as so valued and distributed against amounts to be paid under Section 6.2(a) above, and (ii) any profit or loss attributable to property distributed in-kind shall be included in the Net Profits or Net Losses for the Fiscal Period ending on the date of such distribution.

Article VII.

ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS

Section 7.1. Accounting and Reports.

(a) The Company shall adopt for tax accounting purposes any accounting method that the Board shall decide in its sole discretion is in the best interests of the Company. The Company’s accounts shall be maintained in U.S. currency.

(b) After the end of each Taxable Year, the Company shall furnish to each Member such information regarding the operation of the Company and such Member’s Interest as is necessary for Members to complete U.S. federal and state income tax or information returns and any other tax information required by U.S. federal and state law.

(c) Except as otherwise required by the 1940 Act, or as may otherwise be permitted by rule, regulation or order, within 60 days after the close of the period for which a report required under this Section 7.1 is being made, the Company shall furnish to each Member an unaudited semi-annual report and an audited annual report containing the information required by such Act. The Company shall cause financial statements contained in each annual report furnished hereunder to be accompanied by a certificate of independent public accountants based upon an audit performed in accordance with generally accepted accounting principles. The Company may furnish to each Member such other periodic reports as it deems necessary or appropriate in its discretion.

Section 7.2. Determinations by the Board of Directors.

(a) All matters concerning the determination and allocation among the Members of the amounts to be determined and allocated pursuant to Article V hereof, including any taxes thereon and accounting procedures applicable thereto, shall be determined by the Board unless specifically and expressly otherwise provided for by the provisions of this Agreement or required by law, and such determinations and allocations shall be final and binding on all the Members.

(b) The Board may make such adjustments to the computation of Net Profits or Net Losses, and the allocation thereof to a Member’s Capital Account, or any components comprising any of the foregoing as it considers appropriate to reflect fairly and accurately the financial results of the Company and the intended allocation thereof among the Members.

Section 7.3. Valuation of Assets.

(a) Valuation of Securities and other assets shall be made by the Board in accordance with the requirements of the 1940 Act and the valuation procedures adopted by the Board.

(b) The value of the assets and liabilities shall be determined by reference to the latest market prices and values available and in further accordance with the valuation procedures adopted by the Board.

(c) The value of Securities and other assets of the Company and the net worth of the Company as a whole determined pursuant to this Section 7.3 shall be conclusive and binding on all of the Members and all parties claiming through or under them.

Article VIII.

MISCELLANEOUS PROVISIONS

Section 8.1. Amendment of Limited Liability Company Agreement.

(a) Except as otherwise provided in this Section 8.1, this Agreement may be amended, in whole or in part, with: (i) the approval of the Board (including the vote of a majority of the Independent Directors, if required by the 1940 Act) without the Members approval; and (ii) if required by the 1940 Act, the approval of the Members by such vote as is required by the 1940 Act.

(b) Any amendment that would:

(i) increase the obligation of a Member to make any contribution to the capital of the Company;

(ii) reduce the Capital Account of a Member other than in accordance with Article V; or

(iii) modify the events causing the dissolution of the Company;

may be made only if (i) the written consent of each Member adversely affected thereby is obtained prior to the effectiveness thereof or (ii) such amendment does not become effective until (A) each Member has received written notice of such amendment and (B) any Member objecting to such amendment has been afforded a reasonable opportunity (pursuant to such procedures as may be prescribed by the Board) to tender its entire Interest for repurchase by the Company.

(c) The power of the Board to amend this Agreement at any time without the consent of the other Members as set forth in paragraph (a) of this Section 8.1 shall specifically include the power to:

(i) restate this Agreement together with any amendments hereto that have been duly adopted in accordance herewith to incorporate such amendments in a single, integrated document;

(ii) amend this Agreement (other than with respect to the matters set forth in Section 8.1(b) hereof) to effect compliance with any applicable law or regulation or to cure any ambiguity or to correct or supplement any provision hereof that may be inconsistent with any other provision hereof; and

(iii) amend this Agreement to make such changes as may be necessary or advisable to ensure that the Company will not be treated as an association or a publicly traded partnership taxable as a corporation as defined in Section 7704(b) of the Code for U.S. federal income tax purposes.

(d) The Board shall cause written notice to be given of any amendment to this Agreement to each Member, which notice shall set forth (i) the text of the proposed amendment or (ii) a summary thereof and a statement that the text of the amendment thereof will be furnished to any Member upon request.

Section 8.2. Special Power of Attorney.

(a) Each Member hereby irrevocably makes, constitutes and appoints each Director, acting severally, and any liquidator of the Company’s assets appointed pursuant to Section 6.2 hereof with full power of substitution, the true and lawful representatives and attorneys-in-fact of, and in the name, place and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file and/or publish:

(i) any amendment to this Agreement that complies with the provisions of this Agreement (including the provisions of Section 8.1 hereof);

(ii) any amendment to the Certificate required because this Agreement is amended, including, without limitation, an amendment to effectuate any change in the membership of the Company; and

(iii) all such other instruments, documents and certificates that, in the opinion of legal counsel to the Company, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Company as a limited liability company under the Delaware Act.

(b) Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to the Company without such Member’s consent. If an amendment to the Certificate or this Agreement or any action by or with respect to the Company is taken in the manner contemplated by this Agreement, each Member agrees that, notwithstanding any objection that such Member may assert with respect to such action, the attorneys-in-fact appointed hereby are authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner that may be necessary or appropriate to permit such amendment to be made or action lawfully taken or omitted. Each Member is fully aware that each Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of the Company.

(c) This power-of-attorney is a special power-of-attorney and is coupled with an interest in favor of each of the Directors and as such:

(i) shall be irrevocable and continue in full force and effect notwithstanding the subsequent death or incapacity of any party granting this power-of-attorney, regardless of whether the Company or Board shall have had notice thereof; and

(ii) shall survive the delivery of a Transfer by a Member of the whole or any portion of such Member’s Interest, except that where the transferee thereof has been approved by the Board for admission to the Company as a substituted Member or upon the withdrawal of a Member from the Company pursuant to a periodic tender, this power-of-attorney given by the transferor shall survive the delivery of such assignment or withdrawal for the sole purpose of enabling the Board to execute, acknowledge and file any instrument necessary to effect such substitution or withdrawal.

Section 8.3. Notices.

Notices that may or are required to be provided under this Agreement shall be made, if to a Member, by regular mail, or if to the Board or the Manager, by hand delivery, registered or certified mail return receipt requested, commercial courier service, telex or telecopier, and shall be addressed to the respective parties hereto at their addresses as set forth in the books and records of the Company. Notices shall be deemed to have been provided, when delivered by hand, on the date indicated as the date of receipt on a return receipt or when received if sent by regular mail, commercial courier service, telex or telecopier. A document that is not a notice and that is required to be provided under this Agreement by any party to another party may be delivered by any reasonable means.

Section 8.4. Agreement Binding Upon Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, assigns, executors, trustees or other legal representatives, but the rights and obligations of the parties hereunder may not be Transferred or delegated except as provided in this Agreement and any attempted Transfer or delegation thereof that is not made pursuant to the terms of this Agreement shall be void.

Section 8.5. Applicability of 1940 Act and Form N-2.

The parties hereto acknowledge that this Agreement is not intended to, and does not, set forth the substantive provisions contained in the 1940 Act and the Form N-2 that affect numerous aspects of the conduct of the Company’s business and of the rights, privileges and obligations of the Members. Each provision of this Agreement shall be subject to, and interpreted in a manner consistent with the applicable provisions of, the 1940 Act and the Form N-2.

Section 8.6. Choice of Law; Arbitration.

(a) Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware, including the Delaware Act without regard to the conflict of law principles of such State.

(b) To the extent such action is consistent with the provisions of the 1940 Act and any other applicable law, except as provided in Section 8.11(b) of this Agreement, each Member agrees to submit all controversies arising between or among Members or one or more Members and the Company in connection with the Company or its businesses or concerning any transaction, dispute or the construction, performance or breach of this Agreement or any other agreement relating to the Company, whether entered into prior to, on or subsequent to the date of this Agreement, to arbitration in accordance with the provisions set out in this Section 8.6. EACH MEMBER UNDERSTANDS THAT ARBITRATION IS FINAL AND BINDING ON THE MEMBERS AND THAT THE MEMBERS IN EXECUTING THIS AGREEMENT ARE WAIVING THEIR RIGHTS TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

(c) Controversies will be finally settled by, and only by, arbitration in accordance with the commercial arbitration rules of the American Arbitration Association (the “AAA”) to the fullest extent permitted by law. The place of arbitration will be New York, New York. Any arbitration under this Section 8.6 will be conducted before a panel of three arbitrators. The Member or Members initiating arbitration under this Section 8.6 will appoint one arbitrator in the demand for arbitration. The Member or Members against whom or which arbitration is sought will jointly appoint one arbitrator within 30 business days after notice from the AAA of the filing of the demand for arbitration. The two arbitrators nominated by the Members will attempt to agree on a third arbitrator within 30 business days of the appointment of the second arbitrator. If the two arbitrators fail to agree on the third arbitrator within the 30-day period, then the AAA will appoint the third arbitrator within 30 business days following the expiration of the 30-day period. Any award rendered by the arbitrators will be final and binding on the Members, and judgment upon the award may be entered in the supreme court of the state of New York and/or the U.S. District Court for the Southern District of New York, or any other court having jurisdiction over the award or having jurisdiction over the Members or their assets. The arbitration agreement contained in this Section 8.6 will not be construed to deprive any court of its jurisdiction to grant provisional relief (including by injunction or order of attachment) in aid of arbitration proceedings or enforcement of an award. In the event of arbitration as provided in this Section 8.6, the arbitrators will be governed by and will apply the substantive (but not procedural) law of Delaware, to the exclusion of the principles of the conflicts of law of Delaware. The arbitration will be conducted in accordance with the procedures set out in the commercial arbitration rules of the AAA. If those rules are silent with respect to a particular matter, the procedure will be as agreed by the Members, or in the absence of agreement among or between the Members, as established by the arbitrators. Notwithstanding any other provision of this Agreement, this Section 8.6(c) will be construed to the maximum extent possible to comply with the laws of the State of Delaware, including the Uniform Arbitration Act (10 Del. C. (S) 5701 et seq.) (the “Delaware Arbitration Act”). If, nevertheless, it is determined by a court of competent jurisdiction that any provision or wording of this Section 8.6(c), including any rules of the AAA, are invalid or unenforceable under the Delaware Arbitration Act or other applicable law, such invalidity will not invalidate all of this Section 8.6(c). In that case, this Section 8.6(c) will be construed so as to limit any term or provision so as to make it valid or enforceable within the requirements of the Delaware Arbitration Act or other applicable law, and, in the event such term or provision cannot be so limited, this Section 8.6(c) will be construed to omit such invalid or unenforceable provision.

Section 8.7. Not for Benefit of Creditors.

The provisions of this Agreement are intended only for the regulation of relations among past, present and future Members, Directors, the Manager and the Company. This Agreement is not intended for the benefit of non-member creditors and no rights are granted to non-Member creditors under this Agreement.

Section 8.8. Consents.

Any and all consents, agreements or approvals provided for or permitted by this Agreement (including minutes of any meeting) shall be in writing and a signed copy thereof shall be filed and kept with the books of the Company.

Section 8.9. Merger and Consolidation.

(a) The Company may merge or consolidate with or into one or more limited liability companies formed under the Delaware Act or other business entities pursuant to an agreement of merger or consolidation that has been approved in the manner contemplated by Section 18-209(b) of the Delaware Act or may sell, lease or exchange all or substantially all of the Company property, including its good will, upon such terms and conditions and for such consideration when and as authorized by the Board. The Board alone may approve, and Member approval shall not be required for, any merger or consolidation of the Company or any sale, lease or exchange of Company property, if such action would not have the effect of (i) increasing the obligation of a Member to make any contribution to the capital of the Company, (ii) reducing the Capital Account of a Member other than in accordance with Article V hereof, or (iii) modifying the events causing the dissolution of the Company.

(b) Notwithstanding anything to the contrary contained elsewhere in this Agreement, an agreement of merger or consolidation approved in accordance with Section 18-209(b) of the Delaware Act may, to the extent permitted by Section 18-209(f) of the Delaware Act, (i) effect any amendment to this Agreement, (ii) effect the adoption of a new limited liability company agreement for the Company if it is the surviving or resulting limited liability company in the merger or consolidation, or (iii) provide that the limited liability company agreement of any other constituent limited liability company to the merger or consolidation (including a limited liability company formed for the purpose of consummating the merger or consolidation) shall be the limited liability company agreement of the surviving or resulting limited liability company.

Section 8.10. Pronouns.

All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, firm or corporation may require in the context thereof.

Section 8.11. Confidentiality.

(a) A Member may obtain from the Company such information regarding the affairs of the Company as is just and reasonable under the Delaware Act, subject to reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense) established by the Board.

(b) Each Member covenants that, except as required by applicable law or any regulatory body, it will not divulge, furnish or make accessible to any other person the name and/or address (whether business, residence or mailing) of any Member (collectively, “Confidential Information”) without the prior written consent of the Board, which consent may be withheld in its sole discretion.

(c) Each Member recognizes that in the event that this Section 8.11 is breached by any Member or any of its principals, partners, members, directors, officers, employees or agents or any of its affiliates, including any of such affiliates’ principals, partners, members, directors, officers, employees or agents, irreparable injury may result to the non-breaching Members and the Company. Accordingly, in addition to any and all other remedies at law or in equity to which the non-breaching Members and the Company may be entitled, such Members shall also have the right to obtain equitable relief, including, without limitation, injunctive relief, to prevent any disclosure of Confidential Information, plus reasonable attorneys’ fees and other litigation expenses incurred in connection therewith. In the event that any non-breaching Member or the Company determines that any of the other Members or any of its principals, partners, members, directors, officers, employees or agents or any of its affiliates, including any of such affiliates’ principals, partners, members, directors, officers, employees or agents should be enjoined from or required to take any action to prevent the disclosure of Confidential Information, each of the other non-breaching Members agrees to pursue in a court of appropriate jurisdiction such injunctive relief.

Section 8.12. Severability.

If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth in this Agreement, each Member agrees that it is the intention of the Members that such provision should be enforceable to the maximum extent possible under applicable law. If any provisions of this Agreement are held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement (or portion thereof).

Section 8.13. Filing of Returns.

The Board or its designated agent shall prepare and file, or cause the accountants of the Company to prepare and file, a U.S. federal information tax return in compliance with Section 6031 of the Code and any required state and local income tax and information returns for each Taxable Year of the Company.

Section 8.14. Tax Matters Partner.

(a) The Manager shall be designated on the Company’s annual federal income tax return, and have full powers and responsibilities, as the Tax Matters Partner of the Company for purposes of Section 6231(a)(7) of the Code. In the event the Manager cannot act as Tax Matters Partner, another Member shall be so designated. Should any Member other than the Manager be designated as the Tax Matters Partner for the Company pursuant to Section 6231(a)(7) of the Code, it shall, and each Member hereby does, to the fullest extent permitted by law, delegate to the Manager all of its rights, powers and authority to act as such Tax Matters Partner and hereby constitutes and appoints the Manager as its true and lawful attorney-in-fact, with power to act in its name and on its behalf, including the power to act through such agents or attorneys as it shall elect or appoint, to receive notices, to make, execute and deliver, swear to, acknowledge and file any and all reports, responses and notices, and to do any and all things required or advisable, in the Manager’s judgment, to be done by such a Tax Matters Partner. Any Member designated as the Tax Matters Partner for the Company under Section 6231(a)(7) of the Code shall be indemnified and held harmless by the Company from any and all liabilities and obligations that arise from or by reason of such designation.

(b) Each person (for purposes of this Section 8.14(b), called a “Pass-Thru Partner”) that holds or controls an interest as a Member on behalf of, or for the benefit of, another person or persons, or which Pass-Thru Partner is beneficially owned (directly or indirectly) by another person or persons, shall, within 30 days following receipt from the Tax Matters Partner of any notice, demand, request for information or similar document, convey such notice or other document in writing to all holders of beneficial interests in the Company holding such interests through such Pass-Thru Partner. In the event the Company shall be the subject of an income tax audit by any federal, state or local authority, to the extent the Company is treated as an entity for purposes of such audit, including administrative settlement and judicial review, the Tax Matters Partner shall be authorized to act for, and its decision shall be final and binding upon, the Company and each Member thereof. All expenses incurred by the Company or the Tax Matters Partner in connection with any such audit, investigation, settlement or review shall be borne by the Company.

Section 8.15. Section 754 Election; Mandatory Basis Adjustments.

(a) In the event of a distribution of Company property to a Member or an assignment or other Transfer (including by reason of death) of all or part of the Interest of a Member in the Company, at the request of a Member, the Manager, in its discretion, may cause the Company to elect, pursuant to Section 754 of the Code, or the corresponding provision of subsequent law, to adjust the basis of the Company property as provided by Sections 734 and 743 of the Code.

(b) In connection with a repurchase of a Member’s Interest or a distribution to a Member, such Member shall, at the request of the Manager, provide the Company with any information necessary to enable the Manager to determine the adjusted U.S. federal income tax basis of such Member’s Interest immediately prior to such repurchase or distribution.

(c) In connection with any Transfer of an Interest, the transferee shall provide the Company, within 30 days after such Transfer (or in the case of a transferee that acquires an Interest in the Company on the death of a Member, within one year of such death), with the written notice described in Section 3 of Notice 2005-32, 2005-16 I.R.B. 895 (or any successor regulation or administrative pronouncement).

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

MANAGER:

PNC CAPITAL ADVISORS, INC.

By:	/s/ KEVIN A. MCCREADIE
Name:	Kevin A. McCreadie
Title:	President

MEMBERS:

Each person who shall sign the Company’s investor application or certification and who shall be accepted by the Board to the Company as a Member.

Original dated as of December 30, 2002

Amended and Restated as of June 30, 2006 and amended as of October 5, 2007

Appendix B

INVESTOR QUALIFICATIONS

Interests in the Fund are offered only to certain Eligible Investors. In order to be eligible to purchase an Interest in the Fund, a prospective investor must be a “qualified client” as defined in Rule 205-3 under the Investment Advisers Act of 1940, as amended.

The following persons are “qualified clients” under Rule 205-3 under the Advisers Act:

(a) a natural person who or a company that immediately after an initial investment in the Fund has at least $750,000 under the management of the Manager or the Adviser;

(b) a natural person who or a company that has a net worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $1,500,000;

(c) a natural person who (alone or together with his or her spouse) owns at least $5,000,000 in investments (as defined by the Securities and Exchange Commission)(“Investments”);

(d) a company that owns not less than $5,000,000 in Investments and that is owned directly or indirectly by or for two or more natural persons who are related as siblings or spouse (including former spouses), or direct lineal descendants by birth or adoption, spouses of such persons, the estates of such persons, or foundations, charitable organizations, or trusts established by or for the benefit of such persons;

(e) a trust that is not covered by clause (d) and that was not formed for the specific purpose of acquiring the Interest, as to which the trustee or other person authorized to make decisions with respect to the trust, and each settlor of other person who has contributed assets to the trust, is a person described in clauses (c), (d) or (f);

(f) an entity, acting for its own account or the accounts of other persons described in clauses (c), (d), (e), (f), (g) and/or (h), who in the aggregate owns and invests on a discretionary basis, not less than $25,000,000 in Investments;

(g) a “qualified institutional buyer” as defined in Rule 144A under the Securities Act (as that term is modified by the limitations imposed thereon by Rule 2a51-1(g)(1) under the 1940 Act;

(h) a company, regardless of the amounts of its Investments, each of the beneficial owners of the securities of which is a person described in clauses (c) through (g); or

(i) a natural person who immediately prior to an initial investment in the Fund is:

(A) an executive officer, director, trustee, general partner, or person serving in a similar capacity, of the Manager; or

(B) an employee of the Manager (other than an employee performing solely clerical, secretarial or administrative functions with regard to the Manager) who, in connection with his or her regular functions or duties, participates in the investment activities of the Manager, provided that such employee has been performing such functions and duties for or on behalf of the Manager, or substantially similar functions or duties for or on behalf of another company for at least 12 months.

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Appendix C

PNC Alternative Investment Funds

Notice of Privacy Policy & Practices

The funds recognize and respect the privacy concerns and expectations of our customers1.

This notice is provided to you so that you will know what kinds of information the funds collect and the circumstances in which that information may be disclosed to third parties who are not affiliated with the funds.

Collection of Customer Information

The funds collect nonpublic personal information about customers from the following sources:

•	Subscription Documents and other forms, which may include a customer’s name, address, social security number, and information about a customer’s net worth, investment goals and risk tolerance;

•	Account History, including information about the transactions and balances in a customer’s accounts; and

•	Correspondence, written, telephonic or electronic, between a customer and the funds or service providers to the funds.

Disclosure of Customer Information2

The funds may disclose all of the information described above to certain third parties who are not affiliated with the funds under one or more of these circumstances:

•	As Authorized—if you request or authorize the disclosure of the information.

•

As Permitted by Law—for example, sharing information with companies who maintain or service customer accounts for the funds is permitted and is essential for us to provide members with necessary or useful services with respect to their accounts.

•

Under Joint Agreements—the funds may also share information with companies that perform marketing services on their behalf or to other financial institutions with whom the funds have joint marketing agreements.

Security of Customer Information

The funds require service providers to the funds:

•	to maintain policies and procedures designed to assure only appropriate access to, and use of, information about customers of the funds; and

•	to maintain physical, electronic and procedural safeguards that comply with federal standards to guard nonpublic personal information of customers of the funds.

•	The funds will adhere to the policies and practices described in this notice regardless of whether you are a current or former member of the funds.

Please call 1-800-239-0418 if you have any questions concerning this notice, or about the funds in general.

[1]	For purposes of this notice, the terms “customer” or “customers” includes individuals who provide nonpublic personal information to the funds, but do not invest in the funds.
[2]	The funds do not share information about members who are residents of California with affiliates of the funds or with unaffiliated companies under joint marketing agreements.

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Appendix D

PERFORMANCE INFORMATION

This appendix presents past performance information of the Fund from January 1, 2003 to March 31, 2010. The Fund commenced operations on December 27, 2002. As part of a reorganization transaction, on August 11, 2005, the Fund’s Board of Directors approved the Fund’s transfer of all of its assets to the Master Fund in exchange for interests in the Master Fund. On July 1, 2006 the Fund transferred all of its investable assets to the Master Fund to become a “feeder” fund in a “master-feeder” structure and invests substantially all of its investable assets into the Master Fund. The Master Fund and the Fund have the same objective and employ substantially similar investment policies and strategies.

Prior to the reorganization, the Fund was managed by PNC Capital Advisors, Inc., predecessor investment manager of the Fund and Master Fund prior to September 29,2009. As of September 29, 2010, PNC Capital Advisors, LLC serves as investment manager of the Fund and Master Fund. As of July 1, 2010 Robeco Investment Management, Inc. serves as the investment adviser to the Master Fund. Prior to July 1, 2010, Advantage Advisers Management, L.L.C., served as the investment adviser to the Master Fund.

The performance information shown is not an indication of how the Fund will perform in the future. The Fund’s performance in the future may be different from the past performance of the Fund due to factors such as differences in cash flows, fees, expenses, portfolio size, the number and identity of the Investment Funds, investment limitations and diversification requirements, if any. All of these factors could have a negative impact on the Fund’s performance as compared to its past performance. In addition, the period covered by the prior performance information is limited, and may not reflect performance in different economic cycles.

Prospective investors should recognize that the fees and expenses of the Fund will differ following the reorganization into a master-feeder structure. The past performance of the Fund shown in this appendix reflects fees and expenses that are different from the fees and expenses that the Fund will bear when it operates as a feeder fund.

The performance information shown below has not been audited by an independent public accounting firm and is subject to change. The performance information does not comply with the Global Investment Performance Standards (GIPS®).

THE PAST PERFORMANCE OF THE FUND IS NO GUARANTEE OF THE FUTURE RESULTS OF THE MASTER FUND OR THE FUND.

Net Monthly Returns
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2010	-1.19%	0.52%	2.62%										1.93%
2009	-0.14%	-1.98%	0.62%	0.97%	4.90%	1.31%	2.33%	1.75%	2.62%	-1.63%	1.21%	0.65%	13.16%
2008	-2.67%	3.09%	-1.33%	2.24%	2.68%	-0.27%	-4.03%	-1.46%	-6.94%	-7.51%	-4.54%	-1.32%	-20.52%
2007	1.96%	-0.04%	0.88%	2.00%	2.66%	0.58%	-1.31%	-2.75%	3.22%	3.66%	-3.69%	0.37%	7.50%
2006	3.90%	0.74%	2.66%	0.66%	-3.19%	-0.67%	-0.98%	1.41%	0.75%	1.69%	2.44%	1.66%	11.44%
2005	-0.63%	1.50%	-1.47%	-2.57%	1.37%	2.21%	2.75%	0.64%	2.15%	-2.14%	2.66%	1.85%	8.42%
2004	1.32%	1.33%	-0.68%	-0.78%	-0.43%	0.37%	-1.02%	-0.17%	2.09%	0.53%	2.21%	1.56%	6.43%
2003	-0.55%	-0.20%	-0.48%	0.27%	2.36%	0.76%	0.53%	0.49%	0.29%	1.62%	0.66%	2.45%	8.46%

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Statistical Data Since Inception (as of June 30, 2010)
Annualized Return	3.51%
Average Monthly Return	0.31%
Largest Drawdown	-25.15%
Months to Recover	n/a
Annualized Standard Deviation	7.70%
Annualized Sharpe Ratio	18.53%
% of Positive Months	62.22%

The performance information shown is net of fees and expenses, but does not reflect the payment of a sales load or any taxes payable by a particular investor, which, if reflected, would reduce the performance shown.

Definitions

Standard Deviation: A statistical measurement of the dispersion around a fund’s average return over a specified time period. It describes how widely returns vary over a designated time period. A higher standard deviation indicates a wider dispersion of past returns and thus greater historical volatility. Standard deviation does not indicate how the fund actually performed, but merely indicates the volatility of its return over time.

Sharpe Ratio: The Sharpe ratio measures how well a fund is rewarded for the risk it incurs. The higher the ratio, the better the return per unit of risk taken. It is calculated by subtracting the risk-free rate from the fund’s annualized average return, and dividing the result by the fund’s annualized standard deviation. A Sharpe ratio of 1.0 indicates that the rate of the return is proportional to the risk assumed in seeking that reward.

Drawdown: The percentage loss that a fund incurs from its peak net asset value to its lowest value. The maximum drawdown over significant period is sometimes employed as a means of measuring the risk of a vehicle. Usually expressed as a percentage decline in net asset value.

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PART C

OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

(1) Financial Statements:

Included in Part A: Financial Highlights and the following financial statements are incorporated by reference to the Registrant’s Annual report for the period ending March 31, 2010, filed with the SEC on June 8, 2010:

(i)	Report of Independent Registered Public Accounting Firm, dated May 28, 2010

(ii)	Statement of Assets and Liabilities as of March 31, 2010

(iii)	Statement of Operations for the year ended March 31, 2010

(iv)	Statement of Changes in Members’ Capital for the two years ended March 31, 2010

(v)	Statement of Cash Flows for the year ended March 31, 2010

(vi)	Notes to Financial Statements, dated March 31, 2010

(2) Exhibits:

(a)(i)	Certificate of Formation(1)
(a)(ii)	Certificate of Amendment to Registrant’s Certificate of Formation(2)
(a)(iii)	Limited Liability Company Agreement(2)
(b)	Not Applicable
(c)	Not Applicable
(d)	Incorporated by reference to Exhibit (a)(ii) above.
(e)	Not Applicable
(f)	Not Applicable
(g)(i)	Investment Management Agreement between Registrant and PNC Capital Advisors, LLC (“PCA”) (formerly PNC Capital Advisors, Inc.)(7)
(g)(ii)	Investment Management Agreement between the Master Fund and PCA(7)
(g)(iii)	Interim Investment Advisory Agreement among the Master Fund, PCA and Robeco Investment Management, Inc.(7)
(h)	Distribution Agreement between Registrant and PNC Fund Distributor, LLC (formerly, PNC Fund Distributor, Inc.) dated March 31, 2009(3)
(i)	Deferred Compensation Plan(7)
(j)	Custodian Services Agreement between Registrant and PFPC Trust Company(7)
(k)(i)	Administration Agreement between Registrant and PCA(4)
(k)(ii)	Sub-Administration Agreement between PCA and BNY Mellon Investment Servicing (US) Inc. (formerly, PNC Global Investment Servicing (U.S.) Inc.)(7)
(k)(iii)	Escrow Agreement among Registrant and BNY Mellon Investment Servicing (US) Inc. (formerly, PNC Global Investment Servicing (U.S.) Inc.)+
(k)(iv)	Expense Limitation Agreement among Registrant, the Master Fund and PCA(4)
(k)(v)	Amendment to Expense Limitation Agreement among Registrant, the Master Fund and PCA(5)
(k)(vi)	Clearsky Agreement between Registrant and BNY Mellon Investment Servicing (US) Inc. (formerly, PNC Global Investment Servicing (U.S.) Inc.)(7)
(l)	Opinion and Consent of counsel for Registrant(3)
(m)	Not Applicable
(n)(i)	Consent of Independent Registered Public Accounting Firm+
(n)(ii)	Consent of Counsel for Registrant+
(o)	Not Applicable
(p)	Not Applicable
(q)	Not Applicable
(r)(i)	Code of Ethics of Registrant(6)
(r)(ii)	Code of Ethics of PCA(7)

1

(r)(iii)	Code of Ethics of Robeco Investment Management, Inc.(7)

(r)(iv)	Code of Ethics of PNC Fund Distributor, LLC(2)

(s)	Powers of Attorney(7)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 filed with the SEC on November 22, 2002 (Reg. Nos. 811-21258).
(2)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 filed with the SEC on August 1, 2008 (Reg. Nos. 811-21258, 33-128729).
(3)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 filed with the SEC on August 3, 2009 (Reg. Nos. 811-21258, 33-128729).
(4)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 filed with the SEC on June 29, 2006 (Reg. Nos. 811-21258, 33-128729).
(5)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 filed with the SEC on July 27, 2007 (Reg. Nos. 811-21258, 33-128729).
(6)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 filed with the SEC on September 30, 2005 (Reg. Nos. 811-21258, 33-128729).
(7)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 filed with the SEC on July 1, 2010 (Reg. Nos. 811-21258, 33-128729).
+	Filed herewith.

Item 26.	Marketing Arrangements

Please refer to Item 25(2)(h) above.

Item 27.	Other Expenses of Issuance and Distribution

Not applicable.

Item 28.	Persons Controlled By or Under Common Control

The following entities may be considered to be under common control with the Registrant at the time of this filing:

PNC Absolute Return Fund LLC

PNC Absolute Return TEDI Fund LLC;

PNC Absolute Return Master Fund LLC;

PNC Alternative Strategies Fund LLC;

PNC Alternative Strategies TEDI Fund LLC;

PNC Alternative Strategies Master Fund LLC

PNC Long-Short TEDI Fund LLC;

PNC Long-Short Master Fund LLC;

PNC Funds; and

PNC Advantage Funds

(each organized under the laws of Delaware)

2

Each of these entities has a Board of Directors that is identical in composition to the Board of Directors of each other entity and the Registrant. The Manager’s parent company, PNC Bank, National Association (“PNC Bank”), may be deemed to be the beneficial owner, for purposes of the federal securities laws, because PNC Bank possesses sole or shared voting power in excess of 25% of the voting securities of PNC Absolute Return Fund, PNC Alternative Strategies Fund and PNC Long-Short Fund. PNC Bank does not, however, have any economic interest in such Shares, which are held solely for the benefit of its customers. PNC Bank is a wholly-owned subsidiary of The PNC Financial Services Group, Inc. (“PNC”), a financial holding company regulated by the Board of Governors of the Federal Reserve System. PNC Investment Corp., and affiliate of PNC, owns in excess of 25% of PNC Absolute Return Fund, PNC Alternative Strategies Fund and PNC Long-Short Fund.

Item 29.	Number of Holders of Securities

The following table sets forth the approximate number of record holders of each class of the Registrant’s securities at June 30, 2010.

Title of Class	Number of Record Holders
Limited liability company interests	31

Item 30.	Indemnification

Registrant’s Limited Liability Agreement contains provisions limiting the liability, and providing indemnification, of the Registrant’s Directors and officers under certain circumstances.

Registrant hereby undertakes that it will apply the indemnification provision of the Registrant’s Limited Liability Company Agreement in a manner consistent with Release 40-11330 of the SEC under the Investment Company Act of 1940, so long as the interpretation therein of Sections 17(h) and 17(i) of such Act remains in effect.

Insofar as indemnification for liability arising under the Securities Act may be permitted for directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

Robeco Investment Management, Inc., the Registrant’s investment adviser, acts as investment adviser or subadviser for other registered investment companies and investment funds excluded from the definition of investment company under the Investment Company Act of 1940. The Adviser is also registered as a commodity pool operator with the U.S. Commodity Futures Trading Commission and is a member of the National Futures Association. Information as to the directors and officers of the Adviser, together with a description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each director, executive officer, managing member or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in the Adviser’s Form ADV as filed with the SEC (File No. 801-61455), and is incorporated herein by reference.

PNC Capital Advisors, LLC, the Registrant’s investment manager, acts as investment adviser or subadviser for a number of other registered investment companies. Information as to the directors and officers of the Manager, together with a description of any other business, profession, vocation, or employment of a substantial nature in which the Manager, and each director, executive officer, managing member or partner of the Manager, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in the Manager’s Form ADV as filed with the SEC (File No. 801-70684), and is incorporated herein by reference.

3

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained at the offices of:

(1) the Registrant and PNC Capital Advisors, LLC, the Registrant’s administrator, at Two Hopkins Plaza, Baltimore, MD 21201;

(2) PFPC Trust Company, the Registrant’s custodian, at 8800 Tinicum Boulevard, 4th floor Philadelphia, PA 19153; and

(3) BNY Mellon Investment Servicing (US) Inc. (formerly, PNC Global Investment Servicing (U.S.) Inc.), the sub-administrator and escrow agent, at 301 Bellevue Parkway, Wilmington, Delaware 19809.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1. An undertaking to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2. Not applicable.

3. Not applicable.

4.a. The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement (1) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (3) and to include any material information with respect to any plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b. The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

5. Not applicable.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Baltimore, Maryland, on the 13th day of August 2010.

PNC Long-Short Fund LLC

By:	/s/ Kevin A. McCreadie
Name:	Kevin A. McCreadie
Title:	President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Kevin A. McCreadie	President (Principal Executive Officer)	August 13, 2010
Kevin A. McCreadie

/s/ John F. Kernan	Treasurer (Principal Financial and Accounting Officer)	August 13, 2010
John F. Kernan

*	Director	August 13, 2010
Edward D. Miller, Jr.

*	Director	August 13, 2010
John R. Murphy

*	Director	August 13, 2010
Robert D. Neary

*	Director	August 13, 2010
L. White Matthews, III

*	Director	August 13, 2010
Richard W. Furst

*	Director	August 13, 2010
Kelley J. Brennan

*	Director	August 13, 2010
Dale C. LaPorte

*	Director	August 13, 2010
Dorothy A. Berry

*By:	/S/ SAVONNE L. FERGUSON
Savonne L. Ferguson as attorney-in-fact

*	Pursuant to power of attorney incorporated by reference to the Registrant’s Registration Statement on Form N-2 filed with the SEC on July 1, 2010 (Reg. Nos. 811-21258, 33-128729).

SIGNATURES

PNC Long-Short Master Fund LLC has duly caused this Registration Statement of PNC Long-Short Fund LLC to be signed on its behalf by the undersigned, thereunto duly authorized, in Baltimore, Maryland, on the 13th day of August 2010.

PNC Long-Short Master Fund LLC

By:	/s/ Kevin A. McCreadie
Name:	Kevin A. McCreadie
Title:	President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Kevin A. McCreadie	President (Principal Executive Officer)	August 13, 2010
Kevin A. McCreadie

/s/ John F. Kernan	Treasurer (Principal Financial and Accounting Officer)	August 13, 2010
John F. Kernan

*	Director	August 13, 2010
Edward D. Miller, Jr.

*	Director	August 13, 2010
John R. Murphy

*	Director	August 13, 2010
Robert D. Neary

*	Director	August 13, 2010
L. White Matthews, III

*	Director	August 13, 2010
Richard W. Furst

*	Director	August 13, 2010
Kelley J. Brennan

*	Director	August 13, 2010
Dale C. LaPorte

*	Director	August 13, 2010
Dorothy A. Berry

*By:	/S/ SAVONNE L. FERGUSON
Savonne L. Ferguson as attorney-in-fact

*	Pursuant to power of attorney incorporated by reference to the Registrant’s Registration Statement on Form N-2 filed with the SEC on July 1, 2010 (Reg. Nos. 811-21258, 33-128729).

INDEX TO EXHIBITS

Exhibit Number	Description

2(k)(iii)	Escrow Agreement between Registrant and BNY Mellon Investment Servicing (US) Inc.

2(n)(i)	Consent of Independent Registered Public Accounting Firm

2(n)(ii)	Consent of Counsel for Registrant